
13001781



STRATEGIC HOTELS & RESORTS, INC.
2012 ANNUAL REPORT

NYSE:BEE

COMPARISON OF CUMULATIVE RETURNS

Strategic Hotels & Resorts, Inc. S&P 500 and Peer Group Index



$120
$100
$80
$60
$40
$20
$0
12.31.07
12.31.08
12.31.09
12.31.10
12.30.11
12.31.12
63.00
79.68
91.68
93.61
108.59
44.28
71.55
98.97
85.13
94.30
10.74
11.89
33.82
34.33
40.91

LEGEND

■ Strategic Hotels & Resorts, Inc. ♦ S&P 500 ▲ Peer Group Index

Set forth above is a line graph comparing the yearly percentage change in the cumulative total shareholder return on shares of the Company's common stock, from the closing price per share on December 31, 2007 to the closing price per share on December 31, 2012, against (i) the cumulative total return of companies listed on the S&P 500 and (ii) the cumulative total return of a peer group selected by the Company (Felcor Lodging Trust (FCH), Host Hotels & Resorts, Inc. (HST), Hospitality Properties Trust (HPT), LaSalle Hotel Properties (LHO) and Sunstone Hotel Investors, Inc. (SHO)). Total return values were calculated based on cumulative total return assuming (i) the investment of $100 in the Company's common stock, the market index and the peer group on December 31, 2007 and (ii) reinvestment of all dividends. This historical information set forth above is not necessarily indicative of future price performance.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-32223

STRATEGIC HOTELS & RESORTS, INC.

(Exact name of registrant as specified in its charter)


SEC MAIL PROCESSING
RECEIVED
APR 16 2013
WASH, D.C.
193
SECTION

Maryland	**33-1082757**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
200 West Madison Street, Suite 1700, Chicago, Illinois	**60606-3415**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (312) 658-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($0.01 par value per share)	New York Stock Exchange
8.50% Series A Cumulative Preferred Stock ($0.01 par value per share)	New York Stock Exchange
8.25% Series B Cumulative Preferred Stock ($0.01 par value per share)	New York Stock Exchange
8.25% Series C Cumulative Preferred Stock ($0.01 par value per share)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock of the registrant held by non-affiliates of the registrant was approximately $1.16 billion as of June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter (based on the closing sale price of the common stock on the New York Stock Exchange on such date).

The number of shares of common stock ($0.01 par value per share) of the registrant outstanding as of February 27, 2013 was 204,308,710.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this annual report on Form 10-K incorporates information by reference from the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the close of the registrant's fiscal year.

STRATEGIC HOTELS & RESORTS, INC.
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2012
INDEX

This report contains registered trademarks that are the exclusive property of their respective owners, which are companies other than us, including Fairmont®, Four Seasons®, Hyatt®, InterContinental®, JW Marriott®, Loews®, Marriott®, Michael Jordan's Steak House®, Renaissance®, Ritz-Carlton®, and Westin®. None of the owners of these trademarks, their affiliates or any of their respective officers, directors, agents or employees has or will have any liability or responsibility for any financial statements, projections, other financial information or other information contained in this report.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

On one or more occasions, we may make statements regarding our assumptions, projections, expectations, targets, intentions or beliefs about future events. All statements other than statements of historical facts included or incorporated by reference in this annual report on Form 10-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "targets," "will," "will continue," "will likely result" or other comparable expressions or the negative of these terms identify forward-looking statements. Forward-looking statements reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. We caution that while we make such statements in good faith and we believe such statements are based on reasonable assumptions, including without limitation, management's examination of historical operating trends, data contained in records and other data available from third parties, we cannot assure you that our projections will be achieved.

Our actual results may differ significantly from any results expressed or implied by these forward-looking statements. Some, but not all, of the factors that might cause such a difference include, but are not limited to:

- the factors discussed in this report set forth in Item 1A under the section titled "Risk Factors";
- the effects of the recent global economic recession upon business and leisure travel and the hotel markets in which we invest;
- our liquidity and refinancing demands;
- our ability to obtain or refinance maturing debt;
- our ability to maintain compliance with covenants contained in our debt facilities;
- stagnation or deterioration in economic and market conditions, particularly impacting business and leisure travel spending in the markets where our hotels operate and in which we invest, including luxury and upper upscale product;
- general volatility of the capital markets and the market price of our shares of common stock;
- availability of capital;
- our ability to dispose of properties in a manner consistent with our investment strategy and liquidity needs;
- hostilities and security concerns, including future terrorist attacks, or the apprehension of hostilities, in each case that affect travel within or to the United States, Mexico, Germany, England or other countries where we invest;
- difficulties in identifying properties to acquire and completing acquisitions;
- our failure to maintain effective internal control over financial reporting and disclosure controls and procedures;
- risks related to natural disasters;
- increases in interest rates and operating costs, including insurance premiums and real property taxes;
- contagious disease outbreaks, such as the H1N1 virus outbreak;
- delays and cost-overruns in construction and development;
- marketing challenges associated with entering new lines of business or pursuing new business strategies;
- our failure to maintain our status as a real estate investment trust, or REIT;
- changes in the competitive environment in our industry and the markets where we invest;
- changes in real estate and zoning laws or regulations;
- legislative or regulatory changes, including changes to laws governing the taxation of REITs;

- changes in generally accepted accounting principles, policies and guidelines; and
- litigation, judgments or settlements.

Any forward-looking statement speaks only as of the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all such factors. We do not intend, and disclaim any duty or obligation, to update or revise any industry information or forward-looking statements set forth in this annual report on Form 10-K to reflect new information, future events or otherwise, except as required by law. Readers are urged to carefully review and consider the various disclosures made in this annual report on Form 10-K and in our other documents filed with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and other factors that may affect our business, prospects and results of operations and financial condition.

PART I

ITEM 1. BUSINESS.

Overview

Strategic Hotels & Resorts, Inc., or SHR, was incorporated in Maryland in January 2004 to acquire and asset-manage upper upscale and luxury hotels that are subject to long-term management contracts. The terms upper upscale and luxury are classifications of hotels by brand that are defined by Smith Travel Research, an independent provider of lodging industry statistical data. We completed our initial public offering in June 2004. Our accounting predecessor, Strategic Hotel Capital, L.L.C., was founded in 1997. We own interests in or lease our properties through our investment in Strategic Hotel Funding, L.L.C., our operating partnership, which we refer to herein as SH Funding, and its subsidiaries.

We operate as a self-administered and self-managed real estate investment trust, or REIT, managed by our board of directors and executive officers and conduct our operations through our direct and indirect subsidiaries including SH Funding. We are the managing member of SH Funding and hold approximately 99% of its membership units as of February 27, 2013.

As of February 27, 2013, we:

- wholly own or lease 14 hotels, have 53.5% and 51.0% interests in affiliates that each own one hotel where we asset manage such hotels, and have 50.0% and 36.4% interests in, and act as asset manager for, two unconsolidated affiliates that each own one hotel;
- own land held for development including:
  - 20.5 acres of oceanfront land adjacent to our Four Seasons Punta Mita Resort, Nayarit, Mexico and 60.0 acres of oceanfront land near the Four Seasons Punta Mita Resort;
  - a 20,000 square-foot parcel of land on the ocean in Santa Monica, California adjacent to our Loews Santa Monica Beach Hotel entitled for development and residential units; and
  - a 31% interest in an unconsolidated affiliate with two unaffiliated parties that is developing the fractional ownership program known as the Four Seasons Residence Club Punta Mita.

We do not operate any of our hotels directly; instead we employ internationally known hotel management companies to operate them for us under management contracts or operating leases. Our existing hotels are operated under the widely-recognized upper upscale and luxury brands of Fairmont®, Four Seasons®, Hyatt®, InterContinental®, JW Marriott®, Loews®, Marriott®, Ritz-Carlton® and Westin®. The Hotel del Coronado is operated by a specialty management company, KSL Resorts.

We seek to maximize asset values and operating results through asset management. Although we have no imperative to grow, we will opportunistically seek to acquire additional properties that meet our disciplined investment criteria.

As used in this report, references to "we", "our", "us", and "the Company" are references to SHR together, except as the context otherwise requires, with its consolidated subsidiaries, including SH Funding.

Business Strategy

We are a preeminent owner of upper upscale and luxury branded hotels located primarily in North America with select international hotels. Our strategy involves the acquisition of hotels with strong underlying real estate values, adding value through the application of our management's superior asset management skills, identifying redevelopment opportunities to enhance cash flow and value, and opportunistic dispositions of hotels upon completion of our value enhancement and cash flow generating strategies.

- Acquisition Strategy

  One of our core competencies is a diligent approach to acquisitions that includes continuous research-based selection of target markets and individual properties. We target upper upscale and luxury hotels in select urban and resort markets, including major business centers and leisure destinations, with strong growth characteristics and high barriers to entry. We believe that the upper upscale and luxury hotel sector is an extremely attractive sector for long-term investment, especially considering the supply constraints characteristic of that sector.

- Asset Management Strategy

  We believe that we can enhance our cash flow and earnings growth through expert asset management, which we expect will ultimately generate increased operating margins and higher investment returns. Our value-added asset management strategy has the following general components:

  - Working in partnership with the hotel management companies that operate our hotels, we build an asset management approach to enhance the cash flow and value of our properties. We have multi-property relationships with a select group of hotel management companies that in our opinion have strong brand recognition, superior marketing capabilities, management depth and an ability to work with our team to create efficient operations. We improve hotel operating performance through the application of value-added programs involving consumer and market research, competitive benchmarking, technology upgrades and systems development and upgrades.

  - We provide rigorous oversight of our properties and the hotel management companies that operate them to ensure the alignment of the hotel management companies' and our interests and to monitor the hotel management companies' and our compliance with the management contracts relating to our properties. Typically, this oversight allows us to maximize operating margins and enhance property values.

- Redevelopment Strategy

  A component of our value creation strategy is to create incremental sources of income from our properties through thoughtfully executed and consumer market research based redevelopment.

  Our current strategy includes capital investments, which give us a competitive portfolio in excellent physical condition that management believes can provide relative outperformance during the current recovery cycle. We have planned a variety of property investment programs with the goal of enhancing the cash flow growth of our portfolio through the careful execution of these plans.

- Disposition Strategy

  - We recycle capital for future investments through opportunistic dispositions. We would consider the disposition of all or part of our investment in a property in circumstances where we believe our asset management strategy has maximized the property's value, the proceeds of the disposition are unusually attractive, the market in which the property is located is declining or static, or competition in the market requires substantial capital investment that will not generate returns that meet our criteria.

  - Proceeds from dispositions would generally be intended to be reinvested in redevelopment activities in our existing portfolio, the acquisition of additional hotel properties where the application of our life cycle-based investment strategy can begin again, or enhancement of our balance sheet.

  - We continually undertake a comprehensive review of our assets against sources of capital in the marketplace with the objective of seeking strategies to sell assets in order to supplement our liquidity position.

Competition

The hotel industry is highly competitive and the hotels in which we invest are subject to competition from other hotels for guests. Competition is based on a number of factors, most notably convenience of location, brand affiliation, price, range of services, guest amenities or accommodations offered and quality of customer service. Competition is often specific to the individual markets in which our properties are located and includes competition from existing and new hotels operated under brands in the upper upscale and luxury segments. Increased competition could have a material adverse effect on the occupancy rate, average daily room rate and room revenue per available room of our hotels or may require us to make capital improvements that we otherwise would not have to make, which may result in decreases in our profitability.

Because our hotels operate in the upper upscale and luxury segment of the market, we face increased competition from providers of less expensive accommodations, such as limited service hotels or independent owner-managed hotels, during periods of economic downturn when leisure and business travelers become more sensitive to room rates. As a result, there is pressure to lower average daily rates during such periods to compete for these guests.

We face competition from institutional pension funds, private equity investors, other REITs and numerous local, regional and national owners in each of our markets. Some of these entities may have substantially greater financial resources and may be able to accept more risk than we can prudently manage. Competition may generally reduce the number of suitable investment opportunities offered to us and increase the bargaining power of property owners seeking to sell their properties to us.

Seasonality

For information relating to the seasonality of our business, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Seasonality" on page 54 of this Form 10-K.

Employees

As of February 27, 2013, we had 35 full-time and four part-time corporate employees. We believe that our relations with our employees are good. None of our corporate employees are unionized.

Environmental

Environmental consultants retained by us or our lenders have conducted environmental site assessments on many of our properties. These environmental assessments often relied on older environmental assessments prepared in connection with a prior financing or acquisition. The lenders did not conduct environmental assessments on our European properties, although older environmental assessments or building engineering surveys exist for these properties. The environmental assessments are designed to evaluate the potential for environmental contamination on properties, but these assessments will not necessarily reveal the existence or extent of all environmental conditions, liabilities or compliance concerns at the properties.

Although the environmental assessments that have been conducted with respect to certain of our properties disclose certain conditions on our properties and the use of hazardous substances in operation and maintenance activities that could pose a risk of environmental contamination or liability, we are not aware of any environmental liability that we believe would have a material adverse effect on our business, financial position, results of operations or cash flows. See "Item 1A. Risk Factors—Environmental and other governmental laws and regulations could increase our compliance costs and liabilities and adversely affect our financial condition and results of operations" and "Item 1A. Risk Factors—The presence of any environmental conditions at our properties could result in remediation and other costs and liabilities and adversely affect our financial condition and results of operations."

Insurance

Our management believes that our properties are adequately covered by insurance, subject to the risks described under "Item 1A. Risk Factors," including, among others, the factors described under "Uninsured and underinsured losses could adversely affect our financial condition and results of operations, which may affect our ability to make distributions to our stockholders." We are responsible for arranging the insurance for most of our hotels, although in certain cases, the hotel management companies that operate our hotels assume responsibility for arranging insurance under the relevant management agreement. The majority of our properties are covered by blanket insurance policies, which cover multiple properties. In the event that these blanket policies are drawn on to cover certain losses on certain properties, the amount of insurance coverage available under such policies could thereby be reduced and could be insufficient to cover the remaining properties' insurable risks.

REIT Structure

Subject to certain limitations, REITs may own, directly or indirectly, up to 100% of the stock of a taxable REIT subsidiary, or TRS, that can engage in businesses prohibited to a REIT. Thus, hotel REITs may own TRSs that lease hotels from the REIT, rather than requiring the lessee to be a separate, unaffiliated party. However, hotels leased to a TRS must be managed by an unaffiliated third party. The TRS provisions are complex and impose several conditions on the use of TRSs. No more than 25% of a REIT's assets may consist of securities of TRSs, and no more than 25% of a REIT's assets may consist of non-qualifying assets, including securities of TRSs and other taxable subsidiaries. The rent and the lease terms between the REIT and the TRS must be at arm's length and comparable to the market. In addition, REITs may generally not own more than 10% of the voting power or value of a corporation that is not treated as a TRS.

Ownership of Hotels

Where we have an ownership interest in a hotel, the entity through which we hold such ownership interest (a Strategic Ownership Entity) will generally lease the hotel to one of our TRSs and the TRS will enter into a management agreement with an independent third party for such party to operate the hotel. A lease between a Strategic Ownership Entity and one of our TRSs (an Affiliate Lease) provides for the TRS to pay to the Strategic Ownership Entity a base rent plus a percentage rent (as more fully described below). An Affiliate Lease must contain economic terms that are similar to a lease between unrelated parties or the Strategic Ownership Entity may have to pay a 100% penalty tax on some of the payments it receives from our TRS under such Affiliate Lease.

Each Affiliate Lease has a non-cancelable term of three to five years, subject to earlier termination upon the occurrence of certain contingencies such as damage or destruction that renders the hotel unsuitable for our TRS' use and occupancy, condemnation or our sale or disposition of the hotel.

During the term of each Affiliate Lease, our TRS is obligated to pay a fixed annual base rent and a percentage rent to the applicable Strategic Ownership Entity. Percentage rent is calculated by multiplying fixed percentages by gross room revenues and other revenues, subject to certain adjustments. Percentage rent is paid quarterly. Base rent accrues and is paid monthly. Base rents and percentage rents are adjusted annually for changes in the consumer price index or similar indices.

Fixed charges, including real estate and personal property taxes, capital expenditures and a reserve for capital expenditures are obligations of the lessor under our Affiliate Lease. Our TRSs are required to pay rent, all costs and expenses and all utility and other charges incurred in the operation of the hotels we own. The party responsible for maintaining insurance on a property is dependent on the specific lease.

Third Party Lease Agreements

We are the tenant under a lease with a third-party landlord for the Marriott Hamburg. We are also the tenant under ground leases with third-party landlords where we lease the land for the Marriott Lincolnshire Resort and the Marriott London Grosvenor Square hotel. Additionally, an unconsolidated affiliate is a tenant under a ground lease for a parcel of land that is part of the Fairmont Scottsdale Princess hotel property. The remaining life on the initial terms of these third party leases range from eight to 99 years. These third party lease agreements require us to make annual rental payments comprised of a minimum rental amount (subject to indexation) and may also include additional rent comprised of a percentage of hotel operating profit, less minimum rent.

Hotel Management Agreements

Most of our hotels are managed and operated by third parties pursuant to management agreements entered into between our TRSs and hotel management companies. These management agreements generally provide for the payment of base management fees within a range of 1.0% to 4.0% of revenues, as defined in the applicable agreements. In addition, an incentive fee may be paid if certain criteria are met. Certain of the management agreements also provide for the payment by us of advisory fees or license fees. The remaining terms (not including renewal options) of these management agreements range from less than one year to 30 years. A management agreement with one of our operators typically has the terms described below.

- ***Operational services.*** The manager has exclusive authority to supervise, direct and control the day-to-day operation and management of the hotel, including establishing all room rates, processing reservations, procuring inventories, supplies and services, and preparing public relations, publicity and marketing plans for the hotel.

- ***Compensation of manager.*** The manager receives compensation in the form of a base management fee and an incentive management fee, typically calculated as percentages of gross revenues and operating profits, respectively. In some cases, the incentive management fee is paid only after we have received a certain level of income.

- ***Executive supervision and management services.*** The manager supervises all managerial and other employees for the hotel, reviews the operation and maintenance of the hotel, prepares reports, budgets and projections and provides other administrative and accounting support services to the hotel. In some cases, we maintain authority to approve the appointment of the hotel's general manager.

- ***Chain services.*** Our management agreements require the managers to furnish chain services that are generally made available to other hotels managed by such operators. Such services include: (1) the development and operation of computer systems and reservation services, (2) management and administrative services, (3) marketing and sales services, (4) human resources training services and (5) such additional services as may from time to time be more efficiently performed on a national, regional or group level.

- ***Working capital.*** Our management agreements typically require us to maintain working capital for a hotel and to fund the cost of fixed asset supplies such as linens and other similar items. We are also responsible for providing funds to meet the cash needs for the hotel operations if at any time the funds available from hotel operations are insufficient to meet the financial requirements of the hotel.

- ***Furniture, fixtures and equipment replacements.*** Our management agreements generally provide that once each year the manager will prepare a list of furniture, fixtures and equipment to be acquired and certain routine repairs to be performed in the next year and an estimate of the funds that are necessary, subject to our review and approval. In addition, we are required to provide to the manager all necessary furniture, fixtures and equipment for the operation of a hotel (including funding any required furniture, fixtures and equipment replacements). For purposes of funding the furniture, fixtures and equipment replacements, a specified percentage of the gross revenues of the hotel is deposited by the manager in a separate account (typically 4.0% to 5.0%).

- ***Building alterations, improvements and renewals.*** Our management agreements generally require the manager to prepare an annual estimate of the expenditures necessary for major repairs, alterations, improvements, renewals and replacements to the structural, mechanical, electrical, heating, ventilating, air conditioning, plumbing and vertical transportation elements of a hotel. In addition to the foregoing, the management agreements generally provide that the manager may propose such changes, alterations and improvements to the hotel as are required by reason of laws or regulations or, in the manager's reasonable judgment, to keep the hotel in a safe, competitive and efficient operating condition.

- ***Sale of the hotel.*** Most of our management agreements limit our ability to sell, lease, or otherwise transfer a hotel unless the transferee is not a competitor of the manager, and unless the transferee assumes the related management agreement and meets specified other conditions.

- ***Service marks.*** During the term of our management agreements, the service mark, symbols and logos currently used by the manager may be used in the operation of the hotel. Any right to use the service marks, logo and symbols and related trademarks at a hotel will terminate with respect to that hotel upon termination of the management agreement with respect to such hotel.

- ***JW Marriott Essex House Hotel performance guarantee.*** A provision of this management agreement, entered into with an affiliate of Marriott, requires that Marriott provide the Company with a limited performance guarantee that will ensure, subject to certain limitations, a target level of net operating profit. The guarantee period began on September 17, 2012 and will continue through the earlier of (a) December 31, 2020, (b) the date at which the maximum guarantee has been funded, or (c) the termination of the management agreement.

We lease one of our hotels, the Marriott Hamburg, pursuant to a lease agreement whereby rent is paid by the hotel management company that operates the hotel, as lessee, to us for an amount equal to a fixed base rent plus a specified percentage of profits in excess of the base rent. Otherwise, the terms of the lease are similar to the terms of our management contracts described above.

Code of Business Conduct and Ethics and Corporate Governance Documents

We have adopted a code of business conduct and ethics that applies to all of our employees, directors and officers, including our principal executive officer, principal financial officer and principal accounting officer. This code of business conduct and ethics is designed to comply with SEC regulations and New York Stock Exchange, or NYSE, corporate governance rules related to codes of conduct and ethics and is posted on our corporate website at www.strategichotels.com. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions granted to directors and specified officers, on our website within four business days following the date of such amendment or waiver. In addition, our corporate governance guidelines and charters for our audit, compensation and corporate governance and nominating committees are also posted on our corporate website. Copies of our code of business conduct and ethics, our corporate governance guidelines and our committee charters are also available free of charge upon request directed to Corporate Secretary, Strategic Hotels & Resorts, Inc., 200 West Madison Street, Suite 1700, Chicago, Illinois 60606.

Geographic and Business Segment Information

For information with respect to revenues from and our long-lived assets located in different geographic areas, refer to "Item 8. Financial Statements and Supplementary Data—19. Geographic and Business Segment Information."

Where to Find More Information

We maintain a website at www.strategichotels.com. Through our website, we make available, free of charge, our annual proxy statement, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website that contains these reports at www.sec.gov.

ITEM 1A. RISK FACTORS.

In addition to the information and factors discussed elsewhere in this annual report on Form 10-K, including our consolidated financial statements and the related notes, the factors disclosed below could cause our actual results to differ materially from those projected in any forward-looking statements and could affect our future financial performance.

Risks related to our business

The U.S. and other financial markets have recently been in turmoil and the U.S. and other economies in which we operate are in the midst of a slow but fragile economic recovery and highly volatile stock market climate, which continue to negatively impact our operations and our liquidity.

The U.S. and other financial markets have recently experienced extreme dislocations and a severe contraction in available liquidity globally as important segments of the credit markets were impaired. Global financial markets were disrupted by, among other things, volatility in securities prices, ratings downgrades and declining valuations, and this disruption has been acute in real estate related markets. This disruption has led to a decline in business and consumer confidence and increased unemployment and has precipitated an economic recession around the globe. As a consequence, owners and operators of commercial real estate, including hotels and resorts, may experience a stagnation or further declines of business and real estate values in the United States or elsewhere and continuing liquidity constraints as lenders may be unwilling or unable to originate new credit on commercially reasonable terms, or at all, and the capital markets may be otherwise unavailable. We are unable to predict the likely duration of the slow, but fragile economic recovery and highly volatile stock market climate and the effects they may have on our business, financial condition and results of operations.

We incurred losses in the past five fiscal years due to the recent economic downturn, and we may continue to incur losses in the future.

We incurred net losses of $58.3 million, $4.9 million, $230.8 million, $246.4 million and $317.5 million for our 2012, 2011, 2010, 2009 and 2008 fiscal years, respectively. The recent economic downturn has negatively impacted business and leisure travel. A further decline in economic conditions will likely produce continued losses. There can be no assurance that we will resume profitable operations and generate net income for our stockholders in the near term or at all.

Our financial covenants may adversely affect our financial position, results of operations and liquidity.

The agreement governing our bank credit facility and certain other agreements include financial and other covenants that must be met for us to remain in compliance with those agreements. Those agreements also contain customary restrictions, requirements and other limitations, including restrictions on our ability to incur additional indebtedness. Importantly, our bank credit facility contains financial covenants that must be met, including the maintenance of stipulated minimum levels of tangible net worth and fixed charge coverage, and maximum levels of leverage and borrowing base availability. Availability under our bank credit facility is based on, among other factors, the lesser of the calculation of 1.2 times debt service coverage based on the greater of the in-place interest rate or 7.0% debt constant for the borrowing base assets or a 60% advance rate against the appraised value of the borrowing base assets. The actual interest rate on our bank credit facility is LIBOR plus 3.00%, which equates to 3.21% as of December 31, 2012. Our ability to borrow under our bank credit facility is subject to compliance with these financial and other covenants, and our ability to comply with these covenants will be impacted by, among other things, any deterioration in our operations brought on by the recent economic downturn, potential further declines in our property values, additional borrowings to maintain our liquidity and fund our capital and financing obligations, and security concerns impacting travel to Mexico.

Our available capacity under the bank credit facility and compliance with financial covenants in future periods will depend substantially on the financial results of our hotels and resorts, and in particular, the results of the borrowing base assets, which include the Four Seasons Punta Mita Resort, Marriott Lincolnshire Resort, Ritz-Carlton Half Moon Bay and Ritz-Carlton Laguna Niguel hotels. The recent operating results of the Four Seasons Punta Mita Resort in Mexico has been negatively impacted by security concerns impacting travel to Mexico, as well as the recent economic downturn. If these negative conditions persist, the financial results of our hotels and resorts deteriorate, or if our property values decline, the maximum availability under the bank credit facility may decline to a level below our short-term borrowing needs. If that were to occur, outstanding borrowings exceeding the maximum availability under the bank credit facility would need to be repaid to avoid a default under the bank credit facility, absent an amendment or waiver. If we are unable to borrow under our bank credit facility or to refinance existing indebtedness, we may be prevented from funding our working capital needs.

In the event that the slow, but fragile economic recovery stalls and negative economic conditions worsen and our business significantly deteriorates, we may be required to take further steps to acquire the funds necessary to satisfy our short-term cash needs, including possibly liquidating some of our assets on terms that would be less attractive than would be obtainable after conditions in the economy, the credit markets and the hotel markets improve. If negative conditions worsen, our business deteriorates further and we do not achieve a successful disposition of assets or increase our liquidity through alternative channels or modify or obtain a waiver to certain terms of our bank credit facility, we may breach one or more of our financial covenants or the maximum availability under the bank credit facility may fall below our short-term borrowing needs. A default under the bank credit facility would allow the lenders to declare all amounts outstanding under the facility to become due and payable. Additionally, such an acceleration event would allow for acceleration of the interest rate swaps (with a termination cost of $53.9 million as of December 31, 2012).

In addition, our lenders, including the lenders participating in our bank credit facility, may have suffered losses related to their lending and other financial relationships, especially because of the general weakening of the economy and increased financial instability of many borrowers (and may suffer additional losses if negative conditions worsen and the economy deteriorates further). As a result, lenders may become less able or unwilling to allow us to draw down on our bank credit facility and/or we may be unable to obtain other financing on favorable terms or at all. Our financial condition and results of operations would be adversely affected if we were unable to draw funds under our bank credit facility because of a lender default or if we were unable to obtain other financing.

We have substantial debt, a portion of which is variable-rate debt, and upon maturity, we plan to refinance with new debt, which may not be available when required on optimal terms or at all.

We have a substantial amount of outstanding indebtedness, a portion of which bears interest at a variable-rate, and to the extent available, we may borrow additional variable-rate debt under our bank credit facility. When we seek to refinance our outstanding indebtedness, our interest expense may increase. Increases in interest rates on our existing variable-rate indebtedness, or on new indebtedness we incur when refinancing our existing indebtedness, would increase our interest expense, which could harm our cash flow and our ability to pay distributions. As of December 31, 2012, we had total debt of $1.32 billion, and, including the effect of interest rate swaps, approximately 74.8% of our total debt had fixed interest rates.

Our significant debt may negatively affect our business and financial results, including:

- requiring us to use a substantial portion of our funds from operations to make required payments on principal and interest, which reduces the amounts available for distributions to our stockholders and funds available for operations, capital expenditures, future business opportunities and other purposes;

- making us more vulnerable to economic and industry downturns and reducing our flexibility in responding to changing business and economic conditions;

- limiting our ability to borrow more money for operations, capital or to finance acquisitions in the future; and

- requiring us to dispose of properties to make required payments of interest and principal.

Since we anticipate that our internally generated cash will be adequate to repay only a portion of our indebtedness prior to maturity, we expect that we will be required to repay debt through refinancings and/or equity offerings. The amount of our existing indebtedness may adversely affect our ability to repay debt through refinancings. See the discussion under the subheading "Debt Maturity:" in Note 10 of the Notes to our Consolidated Financial Statements included in Item 8 of Part II of this annual report on Form 10-K for quantified information regarding our debt maturities as of December 31, 2012. There can be no assurance that we will be able to refinance our debt with new borrowings or raise capital through the sale of equity. If we are unable to refinance or restructure our indebtedness on acceptable terms, or at all, we might be forced to dispose of one or more of our properties on disadvantageous terms, or forfeit the property securing such indebtedness, which might result in losses to us and which might adversely affect cash available for distributions to our stockholders. Alternatively, any debt we may arrange may carry a higher rate of interest or the shares we issue in any equity offering may require a higher rate of dividends or other dilutive terms. As a result, certain growth initiatives could prove more costly or not economically feasible. A failure to retain or refinance our bank credit facility or to add new or replacement debt facilities could have a material adverse effect on our business, financial condition and results of operations.

The $425.0 million mortgage debt related to the Hotel Del Coronado matures March 8, 2013. We own a 36.4% interest in an unconsolidated affiliate that owns this hotel. There can be no assurance that we and our partner will be able to refinance or restructure this indebtedness or cure or receive a waiver for an event of default if one were to occur. If this occurs, our affiliate may be forced to forfeit the property or seek legal protection from creditors, both of which could result in losses to us and which would adversely impact cash available for distributions.

We also could incur additional debt in connection with future acquisitions of real estate. We may, in some instances, to the extent available, borrow under our bank credit facility or borrow new funds to acquire properties. In addition, we may incur mortgage debt by obtaining loans secured by a portfolio of some or all of the real estate properties we acquire. If necessary or advisable, we may also borrow funds to satisfy the requirement that we distribute to stockholders at least 90% of our annual REIT taxable income or to ensure otherwise that we maintain our qualification as a REIT for U.S. federal income tax purposes.

Our working capital and liquidity reserves may not be adequate to cover all of our cash needs and we may have to obtain financing from either affiliated or unaffiliated sources. The recent financial market turmoil and economic recession have severely contracted available liquidity and therefore sufficient financing may not be available or, if available, may not be available on reasonable terms. Additional borrowings for working capital purposes will increase our interest expense, and therefore may harm our financial condition and results of operations.

Our organizational documents do not limit the amount of indebtedness that we may incur. To the extent we become more leveraged, the resulting increase in our debt service obligations would reduce cash available for distributions to our stockholders and could adversely affect our ability to make payments on our outstanding indebtedness and harm our financial condition.

The uncertain environment in the lodging industry and the economy generally will continue to impact our financial results and growth.

With the economic recovery appearing to be slow and fragile, it is unclear whether the lodging industry, which prior to 2008 had experienced a period of sustained growth, will stagnate or decline. Negative publicity regarding luxury hotels and resorts and decreases in airline capacity could also reduce demand for our hotel rooms. Accordingly, our financial results and growth could be harmed if the economic climate does not continue to improve or becomes worse.

We own primarily upper upscale and luxury hotels and resorts, and the upper upscale and luxury segments of the lodging market are highly competitive and generally subject to greater volatility than other segments of the market, which could negatively affect our profitability.

The upper upscale and luxury segments of the hotel business are highly competitive. Our hotels and resorts compete on the basis of location, room rates and quality, service levels, reputation and reservations systems, among many other factors. There are many competitors in our hotel chain scale segments, and many of these competitors have substantially greater marketing and financial resources than we have. This competition could reduce occupancy levels and room revenue at our hotels and resorts, which would harm our operations. Over-building in the hotel industry may increase the number of rooms available and may decrease occupancy and room rates. We also face competition from nationally recognized hotel brands with which we are not associated. In addition, in periods of weak demand, profitability is negatively affected by the relatively high fixed costs of operating upper upscale and luxury hotels and resorts when compared to other classes of hotels and resorts.

The illiquidity of real estate investments and the lack of alternative uses of hotel properties could significantly limit our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more of our properties in response to changing economic, financial and investment conditions is limited. We cannot predict whether we will be able to sell any property for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. The difficulty in selling an asset is exacerbated by the dislocation in the debt and equity markets currently being experienced.

In addition, hotel properties may not readily be converted to alternative uses if they were to become unprofitable due to competition, age of improvements, decreased demand or other factors. The conversion of a hotel to alternative uses would also generally require substantial capital expenditures.

We may be required to expend funds to correct defects or to make improvements before a property can be sold. We may not have funds available to correct those defects or to make those improvements and as a result our ability to sell the property would be limited. These factors and any others that would impede our ability to respond to adverse changes in the performance of our properties could significantly harm our financial condition and results of operations.

Certain of our long-lived assets, intangible assets, investments in unconsolidated affiliates and goodwill have in the past become impaired and may become impaired in the future.

We periodically review each of our hotels and resorts and any related goodwill for possible impairment. Based on the results of these analyses, in fiscal year 2012 we wrote off $14.6 million to impairment losses to reduce the carrying value of long-lived assets to their estimated fair values and in fiscal year 2010 we wrote off $141.9 million to impairment losses to reduce the carrying values of long-lived assets and investments in unconsolidated affiliates on our balance sheet to their estimated fair values. Our other hotels and related goodwill may become impaired, or our hotels which have previously become impaired may become further impaired, in the future, which may adversely affect our financial condition and results of operations.

We rely to a significant extent on our president and chief executive officer, Mr. Raymond L. Gellein, Jr., the loss of whom could have a material adverse effect on our business.

Our continued success will depend to a significant extent on the efforts and abilities of our president and chief executive officer, Mr. Raymond L. Gellein, Jr. Mr. Gellein has served as our president and chief executive officer since November 2012 and has served as our chairman of the board since August 2010. Mr. Gellein is an experienced hotel industry senior executive and operator. As chairman of the board, president and chief executive officer, Mr. Gellein is actively engaged in our management and determines our strategic direction, especially with regard to our operational, financing, acquisition and disposition activities. Mr. Gellein's departure could have a material adverse effect on our operations, financial condition and operating results.

The geographic concentration of our hotels in California makes us more susceptible to an economic downturn or natural disaster in that state.

As of February 27, 2013, seven of the hotels and resorts we own were located in California, the greatest concentration of our portfolio of properties in any state. California has been historically at greater risk to certain acts of nature, such as fire, floods and earthquakes, than other states, and has also been subject to a more pronounced economic downturn than other states. It is also possible that a change in California laws applicable to hotels and resorts and the lodging industry may have a greater impact on us than a change in comparable laws in another jurisdiction where we have hotels and resorts. Accordingly, our business, financial condition and results of operations may be particularly susceptible to a natural disaster, downturn or changes in the California economy.

We have suspended the payment of dividends on our common stock and have suspended the payment of dividends on our preferred stock in the past.

In November 2008, we suspended payment of our dividend on our shares of common stock. We can provide no assurance as to when we will resume paying dividends on our common stock, if ever. In addition, in the past, we suspended the quarterly dividend to holders of shares of our 8.50% Series A Cumulative Redeemable Preferred Stock, 8.25% Series B Cumulative Redeemable Preferred Stock and 8.25% Series C Cumulative Redeemable Preferred Stock, which we collectively refer to herein as our Outstanding Preferred Stock. We can provide no assurance that we will not suspend the payment of quarterly dividends on our Outstanding Preferred Stock in the future. Pursuant to the Articles Supplementary governing our Outstanding Preferred Stock, if we do not pay quarterly dividends on our Outstanding Preferred Stock for six quarters, whether or not consecutive, the size of our board of directors will be increased by two and the holders of our Outstanding Preferred Stock will have the right to elect two additional directors to our board.

If we fail to maintain effective internal control over financial reporting and disclosure controls and procedures in the future, we may not be able to accurately report our financial results, which could have an adverse effect on our business.

If our internal control over financial reporting and disclosure controls and procedures are not effective, we may not be able to provide reliable financial information. If we discover deficiencies in our internal controls, we will make efforts to remediate these deficiencies; however, there is no assurance that we will be successful either in identifying deficiencies or in their remediation. Any failure to maintain effective controls in the future could adversely affect our business or cause us to fail to meet our reporting obligations. Such non-compliance could also result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements. In addition, perceptions of our business among customers, suppliers, rating agencies, lenders, investors, securities analysts and others could be adversely affected.

Rising operating expenses and costs of capital improvements could reduce our cash flow, earnings before interest expense, taxes, depreciation and amortization (EBITDA) and funds available for future distributions.

Our properties are subject to operating risks common to the lodging industry in general. If a property's occupancy or room rates drop to the point where its revenues are insufficient to cover its operating expenses, then we could be required to spend additional funds for that property's operating expenses. Our properties are continually subject to increases in real estate and other tax rates, wages and benefits, utility costs, operating expenses, insurance costs, repairs and maintenance and administrative expenses, which may reduce our cash flow, EBITDA and funds available for future distributions to our stockholders.

Our hotel properties have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. Some of these capital improvements are mandated by health, safety or other regulations. These capital improvements may give rise to (i) a possible shortage of available cash to fund capital improvements, (ii) the possibility that financing for these capital improvements may not be available to us on affordable terms and (iii) uncertainties as to market demand or a loss of market demand after capital improvements have begun. The costs of these capital improvements could adversely affect our financial condition and amounts available for distributions to our stockholders.

Our business and operating results depend in large part upon the performance of third-party hotel management companies that manage our hotels and resorts.

Our hotels and resorts are managed by third-party hotel management companies pursuant to management agreements or, with respect to the Marriott Hamburg hotel, the lease applicable to that property. Therefore, our business and operating results depend in large part upon the performance of these hotel management companies under these management agreements.

Under the terms of these management agreements, the third-party hotel managers control the daily operations of our hotels and resorts. We do not have the authority to require any hotel or resort to be operated in a particular manner or to govern any particular aspect of the daily operations of any hotel (for instance, setting room rates). Thus, even if we believe our hotels and resorts are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, net revenue per available room or average daily rate, we may not be able to force the hotel management companies in question to change their methods of operation of our hotels and resorts. Additionally, in the event that we need to replace any hotel management company, we may be required by the terms of the applicable management agreement to pay a substantial termination fee and may experience disruptions at any affected hotel. The effectiveness of the hotel management companies in managing our hotels and resorts will, therefore, significantly affect the revenues, expenses and value of our hotels and resorts. Occasionally, we have discovered accounting and other errors at some of our properties relating to the improper recording of income statement expenses, misstated inventories and other items apparently caused by poor accounting practices and oversight. In the event our third-party hotel management companies are not able to implement and maintain appropriate accounting or other controls with respect to our properties, our business, results of operations and financial condition could be adversely affected.

Additionally, the hotel management companies that operate our hotels and resorts and their affiliates own, operate, or franchise properties other than our properties, including properties that directly compete with our properties. Therefore, a hotel management company may have different interests than our own with respect to short-term or long-term goals and objectives, including interests relating to the brand under which such hotel management company operates. Such differences may be significant depending upon many factors, including the remaining term of the applicable management agreement, trade area restrictions with respect to competitive practices by the hotel management company or its affiliates or differing policies, procedures or practices. Any of these factors may adversely impact the operation and profitability of a hotel or resort, which could harm our financial condition and results of operations.

All revenues generated at our hotels and resorts, including credit card receivables, are deposited by the payors into accounts maintained and controlled by the relevant hotel management company, which pays operating and other expenses for the relevant hotel (including real and personal property taxes), pays itself management fees in accordance with the terms of the applicable management agreement and makes deposits into any reserve funds required by the applicable management agreement. In the event of a bankruptcy or insolvency involving a hotel management company, there is a risk that the payment of operating and other expenses for the relevant hotel and payment of revenues to us may be delayed or otherwise impaired. The bankruptcy or insolvency of a hotel management company may significantly impair its ability to provide services required under the management agreement.

Certain of the employees at our hotels and resorts are covered by collective bargaining agreements and labor disputes may disrupt operations or increase costs at our hotels and resorts.

Our hotel management companies act as employer of the hotel-level employees. At certain of our hotels, these employees are covered by collective bargaining agreements. At the current time, the collective bargaining agreement at our Loews Santa Monica Beach Hotel has expired. At this time, we cannot predict when or whether a new agreement will be reached and what the impact of prolonged negotiations could be. If an agreement is reached, or if any of our hotels not currently operating under a collective bargaining agreement enters into one, such agreement may cause us to incur additional expenses related to our employees, thereby reducing our profits and impacting our financial results negatively. Additionally, if an agreement is not reached and there are labor disputes, including strikes, operations at our hotel could suffer due to the diversion of business to other hotels or increased costs of operating the hotel during such a labor dispute, thereby impacting our financial results negatively.

The outbreak of a pandemic disease, such as the H1N1 virus, has had and may in the future have an adverse impact on our financial results.

An outbreak of a pandemic disease, such as the H1N1 virus, has had and may in the future have a significant adverse impact on travel and the lodging industry. As a consequence, our financial results of operations may be adversely effected.

Our renovation and development activities are subject to timing, budgeting and other risks.

We are in the process of renovating several of our properties and expect to continue similar activities in the future, as well as develop and redevelop certain properties. These renovation, development, and redevelopment activities and the pursuit of acquisition and other corporate opportunities expose us to certain risks, including those relating to:

- construction delays or cost overruns that may increase project costs and, as a result, make the project uneconomical;
- displacement in revenue during the period of renovation;
- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify any such situation;
- the failure to complete construction of a property on schedule;
- insufficient occupancy rates at a completed project impeding our ability to pay operating expenses or achieve targeted rates of return on investment;
- the incurrence of acquisition and/or predevelopment costs in connection with projects that are delayed or not pursued to completion;
- natural disasters such as earthquakes, hurricanes, floods or fires that could adversely impact a project;
- receipt of zoning, occupancy, building, land-use or other required governmental permits and authorizations; and
- governmental restrictions on the nature or size of a project or timing of completion.

In the case of an unsuccessful project, we may be required to write off capitalized costs associated with the project and such write-offs may be significant and adversely affect our financial condition and results of operations.

We face competition for the acquisition of real estate properties.

We compete with institutional pension funds, private equity investors, other REITs, owner-operators of hotels and resorts and others who are engaged in real estate investment activities that focus on the acquisition of hotels and resorts. These competitors may drive up the price we must pay for real estate property, other assets or other companies we seek to acquire or may succeed in acquiring those real estate properties, other assets or other companies themselves. In addition, our potential acquisition targets may find our competitors to be more attractive suitors because they may have greater resources, may be willing to pay more or may have a more compatible operating philosophy. In addition, the number of entities competing for suitable investment properties may increase in the future. This would result in increased demand for these real estate properties, other assets or other companies and therefore increase the prices required to be paid for them. If we pay higher prices for real estate properties, other assets or other companies, our profitability may be reduced. Also, future acquisitions of real property, other assets or other companies may not yield the returns we expect and, if financed using our equity, may result in stockholder dilution. We also may not be successful in identifying or consummating acquisitions and investments in unconsolidated affiliates on satisfactory terms. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for intangible assets. We also may incur significant expenses in connection with acquisition or other corporate opportunities we pursue but do not consummate.

Investing through partnerships or unconsolidated affiliates decreases our ability to manage risk.

In addition to acquiring or developing hotels and resorts directly, we have from time to time invested, and expect to continue to invest in hotels and ancillary businesses, as a partner. Partners in unconsolidated affiliates often have shared control over the operation of the assets. Therefore, investments in unconsolidated affiliates may involve risks such as the possibility that the partner in an investment might become bankrupt or not have the financial resources to meet its obligations, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. Consequently, actions by a partner might subject hotels, resorts and businesses owned by the unconsolidated affiliate to additional risk. We may be unable to take action without the approval of our partners in the unconsolidated affiliate, and alternatively, our partners in the unconsolidated affiliate could take actions binding on the unconsolidated affiliate without our consent. Additionally, should a partner in the unconsolidated affiliate become bankrupt, we could become liable for our partner's share of the unconsolidated affiliate's liabilities.

Our business and operations would suffer in the event of system failures.

Despite system redundancy, the implementation of security measures and the existence of a disaster recovery plan for our internal information technology systems, our systems are vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. We may also incur additional costs to remedy damages caused by such disruptions.

Cyber security risks and cyber incidents could adversely affect our business and disrupt operations.

The hospitality industry is under increasing attack by cyber-criminals in the United States and other jurisdictions in which we operate. These attacks can be deliberate attacks or unintentional events that could cause interruptions or delays in our business, loss of data, or render our management companies unable to process reservations. Accordingly, an extended interruption in the ability of any system to function could significantly curtail, directly and indirectly, our ability to conduct our business and generate revenue.

While we carry property and business operation interruption insurance, we may not be sufficiently compensated for all losses we may incur. These losses include not only a loss of revenues but also potential reputational damage to the brands which manage our hotels, our brand and litigation, fines or regulatory action against us. Furthermore, we may also incur substantial remediation costs to repair system damage as well as satisfy liabilities for stolen assets or information that may further reduce our profits.

Risks related to the lodging and real estate industries

A number of factors, many of which are common to the lodging industry and beyond our control, could affect our business, including those described elsewhere herein as well as the following:

- increased competition from new supply or existing hotel properties in our markets, which would likely adversely affect occupancy and revenues at our hotels and resorts;
- dependence on business, commercial and leisure travelers and tourism;
- dependence on group and meeting/conference business;
- increases in energy costs, airline bankruptcies, airline strikes or other factors that may affect travel patterns and reduce the number of business and commercial travelers and tourists;
- risks generally associated with the ownership of hotel properties and real estate, as we discuss in more detail below;
- general economic and business conditions affecting the lodging and travel industry, both nationally and locally, including a prolonged U.S. recession;
- increases in operating costs due to inflation, labor costs (including the impact of unionization), workers' compensation and health-care related costs, utility costs, insurance and unanticipated costs such as acts of nature and their consequences and other factors that may not be offset by increased room rates;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances; and
- adverse effects of international market conditions, which may diminish the desire for leisure travel or the need for business travel, as well as national, regional and local economic and market conditions in which our hotels and resorts operate and where our customers live.

These factors could have an adverse effect on our financial condition and results of operations, which may affect our ability to make distributions to our stockholders.

Uninsured and underinsured losses could adversely affect our financial condition and results of operations, which may affect our ability to make distributions to our stockholders.

Various types of catastrophic losses, such as losses due to wars, terrorist acts, earthquakes, floods, hurricanes or pollution or other environmental matters generally are either uninsurable or not economically insurable, or may be subject to insurance coverage limitations, such as large deductibles or co-payments. Although our earthquake insurance coverage is limited, as of February 27, 2013, seven of our hotels and resorts were located in California, which has been historically at a greater risk for certain acts of nature (such as fire, floods and earthquakes) than other states. Our InterContinental Miami hotel and Four Seasons Punta Mita Resort are located in areas that are prone to hurricanes and/or floods.

In the event of a catastrophic loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. In the event of a significant loss that is covered by insurance, our deductible may be high and, as a consequence, it could materially adversely affect our financial condition. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position in the damaged or destroyed property.

Certain events, such as Hurricanes Katrina and Rita in 2005, have historically made it more difficult and expensive to obtain property and casualty insurance, including coverage for windstorm, flood and earthquake damage, and such events could occur again. We may encounter difficulty in obtaining or renewing property insurance, including coverage for windstorm, flood and earthquake damage, or casualty insurance on our properties at the same levels of coverage, under similar terms and in a timely manner due to a lack of capacity in the insurance markets or a lack of availability of such insurance at commercially reasonable rates. Insurance we would be able to obtain may be more limited and for some catastrophic risks (*e.g.*, earthquake, flood, windstorm and terrorism) may not be generally available to fully cover potential losses. Even if we would be able to obtain new policies with desired levels and with limitations, we cannot be sure that we would be able to obtain such insurance at premium rates that are commercially reasonable or that there would not be gaps in our coverage. If we did not obtain adequate insurance on our properties for certain risks or in a timely manner, it would expose us to uninsured losses and could cause us to be in default under specific covenants on certain of our indebtedness or other contractual commitments which require us to maintain adequate insurance on our properties to protect against the risk of loss. If this were to occur, or if we were unable to obtain adequate insurance and our properties experienced damage which would otherwise have been covered by insurance, it could materially adversely affect our financial condition and the operations of our properties.

We obtain terrorism insurance to cover any property damage caused by any terrorism act under a separate stand-alone policy of insurance, and also have terrorism insurance under our general liability program and in our program for directors' and officers' coverage. We may not be able to recover fully under our existing terrorism insurance for losses caused by some types of terrorist acts, and federal terrorism legislation does not ensure that we will be able to obtain terrorism insurance in adequate amounts or at acceptable premium levels in the future. Insurers only have to provide terrorism coverage to the extent mandated by the Terrorism Risk Insurance Program Reauthorization Act (TRIPRA) effective December 26, 2007. While TRIPRA will reimburse insurers for losses resulting from nuclear, radiological, biological and chemical perils, TRIPRA does not require insurers to offer coverage for these perils and, to date, insurers are not willing to provide this coverage, even with government reinsurance. Any damage related to war and to nuclear, biological and chemical incidents, therefore, is excluded under our policies. TRIPRA is due to expire on December 31, 2014. There is no guaranty that terrorism insurance will be readily available or affordable before or after expiration of the TRIPRA in December 2014 or that TRIPRA will not be modified or repealed. As a result of the above, there remains uncertainty regarding the extent and adequacy of terrorism coverage that will be available to protect our interests in the event of future terrorist attacks that impact our properties.

We derive revenues from outside the United States, which subjects us to different legal, monetary and political risks, as well as currency exchange risks, and may cause unpredictability in our cash flows.

A portion of our investments are in hotel properties located outside the United States. International investments and operations generally are subject to various political and other risks that are different from and in addition to those for U.S. investments and operations, including:

- enactment of laws prohibiting or restricting the foreign ownership of property;
- laws restricting us from removing profits earned from activities within the country to the United States (i.e., nationalization of assets located within a country);

- changes in laws, regulations and policies, including land use, zoning and environmental laws, and in real estate and other tax rates;
- exchange rate fluctuations;
- change in the availability, cost and terms of mortgage funds resulting from varying national economic policies or changes in interest rates;
- high administrative costs; and
- terrorism, war or civil unrest.

Unfavorable legal, regulatory, economic or political changes such as those described above could adversely affect our financial condition and results of operations.

The threat of terrorism has historically adversely affected the lodging industry generally and these adverse effects may worsen if there are further terrorist events.

The threat of terrorism has historically caused a significant decrease in hotel occupancy and average daily rates due to disruptions in business and leisure travel patterns and concerns about travel safety. Future terrorist acts, terrorism alerts or outbreaks of hostilities could have a negative effect on travel and on our business.

Seasonal variations in revenue at our hotels and resorts can be expected to cause quarterly fluctuations in our revenues.

Revenues for hotels and resorts in tourist areas generally are substantially greater during tourist season than other times of the year. To the extent that cash flows from operations are insufficient during any quarter, due to seasonal fluctuations in revenues, we may have to enter into short-term borrowings to fund operations, pay interest expense or make distributions to our stockholders.

We consider acquisition opportunities in the ordinary course of our business; we face competition in the acquisition of properties and properties that we acquire may not perform as anticipated.

In the ordinary course of our business and when our liquidity position permits, we consider strategic acquisitions. The acquisition of properties involves risks, including the risk that the acquired property will not perform as anticipated and the risk that any actual costs for rehabilitating, repositioning, renovating and improving identified in the pre-acquisition process will exceed estimates. There is, and it is expected that there will continue to be, significant competition for acquisitions that meet our investment criteria as well as risks associated with obtaining financing for acquisition activities.

Environmental and other governmental laws and regulations could increase our compliance costs and liabilities and adversely affect our financial condition and results of operations.

Our properties are subject to various U.S. federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require us, as owner of a contaminated property, to clean up the property, even if the contamination pre-dated our ownership of the property or we did not know of or were not responsible for the contamination. These laws may also force a party who owned a property at the time of its contamination, but no longer owns the property, to be responsible for the cleanup. In addition to the costs of clean-up, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property. These laws can also impose liability on parties that arrange for the disposal of wastes at an offsite property that becomes contaminated.

In addition, some of these environmental laws can restrict the use of a property and place conditions on various activities. An example would be laws that require a business using hazardous substances on a property (such as swimming pool and lawn care chemicals) to manage them carefully and to notify local officials that the chemicals are being used. Failure to comply with these laws could result in fines and penalties or expose us to third-party liability.

From time to time, the United States Environmental Protection Agency, or EPA, designates certain sites affected by hazardous substances as Superfund sites. Superfund sites can cover large areas, affecting many different parcels of land. The EPA may choose to pursue parties regardless of their actual contribution to the contamination. The Los Angeles Marriott Burbank Airport hotel, which we sold in September 2006, is located within a Federal Superfund site. The area was designated as a Superfund site because groundwater underneath the area is contaminated. We have not been named, and do not expect to be named, as a party responsible for the clean-up of the groundwater contamination; however, there can be no assurance regarding potential future developments concerning this site.

The presence of any environmental conditions at our properties could result in remediation and other costs and liabilities and adversely affect our financial condition and results of operations.

We have reviewed environmental reports prepared by our consultants and consultants retained by our lenders at various times, which disclose certain conditions on our properties and the use of hazardous substances in operation and maintenance activities that could pose a risk of environmental contamination or impose liability on us. At some facilities these include on-site dry cleaning operations, petroleum storage in underground storage tanks, past tank removals and the known or suspected presence of asbestos, mold or thorium.

The costs to clean up a contaminated property or defend against a related claim or to comply with environmental laws could be material and could adversely affect the funds available for distributions to our stockholders. Future laws or regulations may impose material environmental liabilities on us, the current environmental condition of our properties may be affected by the condition of the properties in the vicinity of our properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to us and currently unknown environmental liabilities related to our properties may be identified.

If we are not in compliance with the Americans with Disabilities Act of 1990, we may face significant costs to modify our properties and/or be subject to fines.

Under the Americans with Disabilities Act of 1990, or ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. If we are required to make substantial modifications to our hotels and resorts, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and ability to make distributions to our stockholders could be adversely affected. One of our subsidiaries is currently defending a lawsuit related to the access and use by disabled persons at the Ritz-Carlton Half Moon Bay hotel. We can make no assurance about the outcome of this lawsuit.

Risks related to our organization and structure

Provisions of our organizational documents may limit the ability of a third party to acquire control of our company and may depress our stock price.

In order for us to maintain our status as a REIT, no more than 50% of the value of outstanding shares of our stock may be owned, actually or constructively, by five or fewer individuals at any time during the last half of each taxable year. To make sure that we will not fail to qualify as a REIT under this test, subject to some exceptions, our charter prohibits any individual from owning beneficially or constructively more than 9.8% of the value of outstanding shares of our stock or more than 9.8% of the value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock. Any attempt to own or transfer shares of our capital stock in excess of the ownership limit without the consent of our board of directors will be void, and could result in the shares being automatically transferred to a charitable trust. This ownership limitation may prevent an acquisition of control of our company by a third party without our board of directors' grant of an exemption from the ownership limitation, even if our stockholders believe the change of control is in their interest.

Our charter authorizes our board of directors to cause us to issue up to 350,000,000 shares of common stock and up to 150,000,000 shares of preferred stock. Additionally, our charter authorizes our board of directors to amend our charter without stockholder approval to increase or decrease the aggregate number of shares of stock or the number of shares of any class or series of our stock that we have authority to issue, to classify or reclassify any unissued shares of common stock or preferred stock and to set the preferences, rights and other terms of the classified or reclassified shares. Issuances of additional shares of stock may have the effect of delaying or preventing a change in control of our company, including transactions at a premium over the market price of our stock, even if stockholders believe that a change of control is in their interest.

Our charter permits the removal of a director only upon the affirmative vote of two-thirds of the votes entitled to be cast, generally in the election of directors, and provides that vacancies may only be filled by a majority of the remaining directors. Our bylaws require advance notice of a stockholder's intention to nominate directors or present business for consideration by stockholders at an annual meeting of our stockholders. These provisions may delay, defer or prevent a transaction or change in control that involves a premium price for our common stock or that for other reasons may be desired by our stockholders.

Provisions of Maryland law and our shareholder rights plan may limit the ability of a third party to acquire control of our company.

Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then prevailing market price of such shares, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special super majority stockholder voting requirements on these combinations;

- "control share" provisions that provide that "control shares" of our company (defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares; and

- "unsolicited takeover" provisions of Maryland law permit our board of directors, without stockholder approval, to implement a classified board as well as impose other restrictions on the ability of a third party to acquire control.

We have opted out of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, we may, by amendment to our bylaws, become subject to the control share provisions of the MGCL in the future.

On November 12, 2012, we also extended a shareholder rights plan, commonly known as a poison pill anti-takeover device, through November 30, 2013 to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires more than 20% of our common stock without approval of the board of directors under specified circumstances, our other stockholders have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. This plan makes an acquisition not approved by our board of directors much more costly to a potential acquirer, which may deter a potential acquisition.

You have limited control as a stockholder regarding any changes we make to our policies.

Our board of directors approves our major policies, including our investment objectives, financing, growth and distributions. Our board of directors may amend or revise these and other policies without a vote of our stockholders. This means that our stockholders will have limited control over changes in our policies.

Tax risks

If we fail to maintain our status as a REIT, our distributions will not be deductible by us, and our income will be subject to U.S. federal taxation, reducing our earnings available for distribution.

We currently qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, which we refer to herein as the Tax Code. The requirements for this qualification, however, are complex and require annual distributions to our stockholders tied to our taxable income (irrespective of available cash from operations), quarterly asset tests and diversity of stock ownership rules. If we fail to meet these requirements, our distributions to our stockholders will not be deductible by us and we will have to pay a corporate U.S. federal level tax on our income. This would substantially reduce our cash available to pay distributions to our stockholders. In addition, such a tax liability might cause us to borrow funds, liquidate some of our investments or take other steps, which could negatively affect our results of operations. Moreover, if our REIT status is terminated because of our failure to meet a technical REIT requirement or if we voluntarily revoke our election, we would be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost.

Even if we maintain our status as a REIT, we may become subject to U.S. federal, state, local or foreign taxes on our income or property reducing our earnings available for distribution.

Even if we maintain our status as a REIT, we may become subject to U.S. federal income and other taxes and state and local taxes. For example, if we have net income from a "prohibited transaction," that income will be subject to a 100% tax. A "prohibited transaction" is, in general, the sale or other disposition of inventory or property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may not be able to make sufficient distributions to avoid excise taxes applicable to REITs. We may also decide to retain income we earn from the sale or other disposition of our property and pay U.S. federal income tax directly on that income. In that event, our stockholders would be treated as if they earned that income and paid the tax on it directly. However, stockholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of that tax liability. In addition, the REIT rules impose various taxes and penalties on transactions with taxable REIT subsidiaries that are determined not to be priced at an arm's length, and on a REIT that has to avail itself of certain cure provisions in the Tax Code for the failure to meet all of the REIT qualification requirements. We cannot assure you that we will be able to continue to satisfy the REIT requirements, or that it will be in our best interests to continue to do so.

We may also be subject to state and local taxes on our income or property, either directly or at the level of our operating partnerships or at the level of the other companies through which we indirectly own our assets. Foreign countries impose taxes on our hotels and resorts and our operations within their jurisdictions. We may not fully benefit from a foreign tax credit against our U.S. federal income tax liability for the foreign taxes we pay. As a result, our foreign taxes may reduce our income and available cash flow from our foreign hotels and resorts, which, in turn, could reduce our ability to make distributions to our stockholders.

Certain of our entities, including our foreign entities, are subject to corporate income taxes. Consequently, these entities are subject to potential audit. There can be no assurance that certain tax positions the entities have taken will not be challenged by taxing authorities and if the challenge is successful, could result in increased tax expense, which could be material.

If the leases of our hotels and resorts to our taxable REIT subsidiaries, or Affiliate Leases, are not respected as true leases for federal income tax purposes, we would fail to maintain our status as a REIT.

To continue to qualify as a REIT, we must satisfy two gross income tests under which specified percentages of our gross income must be certain types of passive income, such as rent. The rent paid pursuant to our Affiliate Leases will only qualify for purposes of the gross income tests if such Affiliate Leases are respected as true leases for U.S. federal income tax purposes and are not treated as service contracts, transfers between unconsolidated affiliates or some other type of arrangement. If our Affiliate Leases are not respected as true leases for U.S. federal income tax purposes, we would fail to qualify as a REIT.

Our taxable REIT subsidiaries, or TRSs, are subject to special rules that may result in increased taxes.

The REIT has to pay a 100% penalty tax on certain payments that it receives from a TRS if the economic arrangements between the REIT and the TRS are not comparable to similar arrangements between unrelated parties. The Internal Revenue Service, or IRS, may successfully assert that the economic arrangements of any of our inter-company transactions, including our Affiliate Leases, are not comparable to similar arrangements between unrelated parties.

We may be required to pay a penalty tax upon the sale of a hotel.

The U.S. federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Under current laws, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of a hotel (or other property) constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We may make sales that do not satisfy the requirements of the safe harbors or the IRS may successfully assert that one or more of our sales are prohibited transactions; consequently, we may be required to pay a penalty tax if we have gains on any such transactions.

Dividends payable by REITs do not qualify for the reduced tax rates applicable to certain dividends.

The maximum federal tax rate for certain dividends payable to domestic stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for this reduced rate. Although this legislation does not directly adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular qualified corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less competitive than investments in stock of non-REIT corporations that pay dividends, which could adversely affect the comparative value of the stock of REITs, including our common stock.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities.

To remain qualified as a REIT for federal income tax purposes, we must continually satisfy requirements and tests under the tax law concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego or limit attractive business or investment opportunities. For example, we may not lease to our TRS any hotel where gaming or wagering activities are conducted. Therefore, compliance with the REIT requirements may hinder our ability to operate solely to maximize profits.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

Offices. We lease our headquarters located at 200 West Madison Street, Suite 1700, Chicago, Illinois 60606.

Property Overview and Performance. The following table presents certain information related to our hotel properties. All of the hotel properties in the following table relate to our one reportable business segment, hotel ownership.

				Year Ended December 31, 2012(1)				% Change 2012 – 2011(2)	
Hotel	**Location**	**Date Acquired**	**Number of Rooms**	**Average Occupancy**	**Average Daily Rate**	**RevPAR**	**Total RevPAR**	**RevPAR**	**Total RevPAR**
Fee Simple Property Interest									
Westin St. Francis(*)	San Francisco, CA	6/2006	1,195	82.4%	$ 230.81	$ 190.10	$ 306.26	7.8 %	3.6 %
InterContinental Chicago(*)	Chicago, IL	4/2005	792	77.5%	$ 193.97	$ 150.32	$ 256.49	5.5 %	9.8 %
Hotel del Coronado(3)	Coronado, CA	1/2006	757	65.7%	$ 378.90	$ 248.74	$ 506.10	3.4 %	2.3 %
Fairmont Chicago(*)	Chicago, IL	9/2005	687	67.7%	$ 218.57	$ 147.97	$ 243.32	5.0 %	2.9 %
Fairmont Scottsdale Princess(4)	Scottsdale, AZ	9/2006	649	64.7%	$ 224.70	$ 145.34	$ 325.35	3.4 %	5.2 %
InterContinental Miami(*)	Miami, FL	4/2005	641	78.5%	$ 169.12	$ 132.67	$ 234.25	15.6 %	15.6 %
JW Marriott Essex House Hotel(5)(*)	New York, NY	9/2012	509	80.2%	$ 480.47	$ 385.31	$ 527.55	0.7 %	(2.9)%
Hyatt Regency La Jolla(6)(*)	La Jolla, CA	7/1999	419	75.0%	$ 165.38	$ 123.97	$ 229.79	7.2 %	6.5 %
Ritz-Carlton Laguna Niguel(7)	Dana Point, CA	7/2006	396	63.5%	$ 376.81	$ 239.26	$ 512.82	15.7 %	14.6 %
Loews Santa Monica Beach Hotel(*)	Santa Monica, CA	3/1998	342	86.3%	$ 322.49	$ 278.17	$ 404.85	7.6 %	5.0 %
Ritz-Carlton Half Moon Bay(7)	Half Moon Bay, CA	8/2004	261	65.6%	$ 391.87	$ 257.09	$ 607.41	5.8 %	4.0 %
Four Seasons Washington, D.C.(*)	Washington, D.C.	3/2006	222	69.7%	$ 527.77	$ 367.90	$ 752.85	(2.9)%	(1.2)%
Four Seasons Silicon Valley	East Palo Alto, CA	3/2011	200	73.8%	$ 319.14	$ 235.36	$ 443.42	15.7 %	14.2 %
Four Seasons Punta Mita Resort(7)	Punta Mita, Mexico	2/2001	173	41.5%	$ 650.37	$ 269.61	$ 522.75	(6.8)%	(2.3)%
Four Seasons Jackson Hole	Teton Village, WY	3/2011	124	59.4%	$ 543.99	$ 323.10	$ 767.79	9.1 %	11.0 %
Ground Lease Property Interest									
Marriott Lincolnshire Resort(7)	Lincolnshire, IL	9/1997	389	59.6%	$ 125.81	$ 74.98	$ 229.55	16.1 %	(0.2)%
Marriott London Grosvenor Square(*)	London, England	8/2006	237	83.9%	$ 390.17	$ 327.22	$ 440.97	7.0 %	4.5 %
Leasehold Property Interest									
Marriott Hamburg(8)	Hamburg, Germany	6/2000	278	81.8%	$ 183.97	$ 150.53	$ 207.43	(8.1)%	(10.2)%
Total			8,271	72.6%	$ 269.32	$ 195.40	$ 360.08	5.4 %	4.4 %

(1) The table includes statistical information only for our period of ownership.

(2) The year-over-year comparisons are calculated using full year results which may include prior ownership periods.

(3) We indirectly have a 36.4% interest in the unconsolidated affiliate that owns this property, which is subject to a mortgage. See "Item 8. Financial Statements and Supplementary Data—7. Investment in Unconsolidated Affiliates" for further detail.

(4) We indirectly have a 50.0% interest in the unconsolidated affiliate that owns this property, which is subject to a mortgage. The unconsolidated affiliate has a ground lease interest in one land parcel at this property. See "Item 8. Financial Statements and Supplementary Data—7. Investment in Unconsolidated Affiliates" for further detail.

(5) We own a 51.0% controlling interest in an affiliate that owns this property. See "Item 8. Financial Statements and Supplementary Data—6. Variable Interest Entity" for further detail.

(6) We own a 53.5% controlling interest in an affiliate that owns this property. See "Item 8. Financial Statements and Supplementary Data—11. Equity and Distribution Activity" for further detail.

(7) These properties are borrowing base assets under our bank credit facility, which are subject to mortgages.

(8) This property was originally acquired on the date indicated in the table but was subsequently sold to a third party and leased back to us in a transaction that is more fully described under "Item 8. Financial Statements and Supplementary Data—9. Operating Lease Agreements."

(*) These properties are subject to mortgages as more fully described under "Item 8. Financial Statements and Supplementary Data—10. Indebtedness."

Principal Terms of Management Agreements. Of our hotel properties, 17 are subject to management agreements with third party hotel managers and one is subject to a lease agreement with a third party hotel manager. For the management agreements, the principal terms are described below:

- *Base Management Fees.* Our agreements generally provide for the payment of base management fees between 1.0% and 4.0% of the applicable hotel's revenues, as determined in the agreements.

- *Incentive Management Fees.* Our agreements generally provide the opportunity for the hotel manager to earn incentive management fees, which are typically a percentage of a hotel's profit for the year. In certain instances, a level of return to us or performance of the hotel is required before a hotel manager is entitled to an incentive fee. Additionally, notwithstanding the specific formulas for the incentive fee calculations in the agreements, in certain instances, the incentive management fee to be earned by the hotel manager is capped.

- *Terms.* As of December 31, 2012, the remaining terms of the management agreements, not including renewal options, range from less than one year to 30 years and average 13 years. Generally, we do not have the right to exercise renewal options for the agreements. Instead, the term of an agreement either renews automatically, unless the hotel manager provides notice of termination, or is otherwise renewable within the discretion of the hotel manager.

- *Services.* The agreements require the hotel managers to furnish the hotels with certain services, which include on-site management and may include central training, advertising and promotion, national reservations systems, payroll and accounting services and such additional services as needed. We are responsible for payment of the operating expenses related to the hotel.

- *Annual Budget.* The agreements require the hotel manager to prepare and implement annual budgets, subject to our review and approval.

- *Ability to Terminate.* The agreements generally are not subject to early termination by us unless certain conditions exist, including the failure of the hotel manager to satisfy yearly performance-related criteria in 14 of our agreements.

- *Working Capital.* Our agreements typically require us to maintain working capital for the related hotel. We are also responsible for providing funds to meet the cash needs for the hotel operations if at any time the funds available from the hotel operations are insufficient to meet the financial requirements of the hotel.

- *Furniture, Fixtures and Equipment Reserves.* We are required to provide to the hotel manager all of the necessary furniture, fixtures and equipment for the operations of the hotel. Our agreements generally provide that between 4.0% and 5.0% of revenues of the hotel be reserved by the manager or deposited into a separate account held by us each year.

- *Sale of Hotel.* Generally, our agreements limit our ability to sell, lease or otherwise transfer each hotel unless the transferee is not a competitor of the manager, assumes the management agreement, and meets other specified conditions.

- *JW Marriott Essex House Hotel Performance Guarantee.* A provision of this management agreement, entered into with an affiliate of Marriott, requires that Marriott provide the Company with a limited performance guarantee that will ensure, subject to certain limitations, a target level of net operating profit. The guarantee period began on September 17, 2012 and will continue through the earlier of (a) December 31, 2020, (b) the date at which the maximum guarantee has been funded, or (c) the termination of the management agreement.

Mortgage Debt Pertaining to Our Properties. For information relating to the mortgage debt pertaining to our properties, refer to "Item 8. Financial Statements and Supplementary Data—10. Indebtedness—Mortgages and Other Debt Payable."

ITEM 3. LEGAL PROCEEDINGS.

We are not involved in any material litigation, and, to our knowledge, there is no material litigation threatened against us, other than routine litigation arising in the ordinary course of business or which is expected to be covered by insurance.

ITEM 4. MINE SAFETY DISCLOSURES.

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is listed and traded on the NYSE under the symbol "BEE". As of February 27, 2013, the number of registered holders of record of our common stock was 70.

The following table sets forth the high and low sale prices for our common stock as reported on the NYSE composite transaction tape and the per share cash dividends declared on our common stock for the period January 1, 2011 through December 31, 2012.

	2012 Per Share of Common Stock			2011 Per Share of Common Stock		
	Market Price		Dividend Paid	Market Price		Dividend Paid
	High	Low		High	Low	
First Quarter	$ 6.83	$ 5.38	$ —	$ 6.92	$ 5.23	$ —
Second Quarter	7.01	5.68	—	7.14	5.93	—
Third Quarter	6.70	5.68	—	7.62	4.05	—
Fourth Quarter	6.58	5.44	—	5.84	3.76	—
Year	$ 7.01	$ 5.38	$ —	$ 7.62	$ 3.76	$ —

We generally intend to distribute each year substantially all of our taxable income (which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles) to our stockholders to comply with REIT provisions of the Tax Code. If necessary for REIT qualification purposes, we may need to distribute any taxable income in cash or by a special dividend. Our dividend policy is subject to revision at the discretion of our board of directors. All distributions will be made at the discretion of our board of directors and will depend on our taxable income, our financial condition, our maintenance of REIT status and other factors as our board of directors deems relevant.

On November 4, 2008, our board of directors elected to suspend the quarterly dividend to holders of shares of common stock. Our board of directors has continued the suspension of the quarterly dividend to holders of shares of our common stock as a measure to preserve liquidity due to the uncertainty in the economic environment. Our board of directors will continue to evaluate the dividend policy in light of the REIT provisions of the Tax Code, restrictions under the bank credit facility, and the overall economic climate.

For a description of restrictions on the payment of dividends, see "Item 8. Financial Statements and Supplementary Data —10. Indebtedness—Bank Credit Facility."

Equity Compensation Plan Information

There are 9,700,000 shares of common stock authorized for issuance under our Second Amended and Restated 2004 Incentive Plan (the Amended and Restated Plan). As of December 31, 2012, there have been 1,691,042 securities issued into common stock. The following table sets forth certain information with respect to securities authorized and available for issuance under the Amended and Restated Plan as of December 31, 2012.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under the Amended and Restated Plan (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders:			4,472,108
Stock options	669,797	$ 20.40	
Restricted stock units	2,867,053	N/A	
Equity compensation plans not approved by security holders(1):	1,301,476	N/A	—
Total	4,838,326		4,472,108

(1) On June 29, 2011, SHR and its former president and chief executive officer, Laurence S. Geller, entered into the Strategic Hotels & Resorts, Inc. Value Creation Plan Normal Unit Distributions Deferral Election and Deferral Program, or the Deferral Program. Pursuant to the Deferral Program, Mr. Geller elected to defer up to 50% of his share of the Normal Distribution Amount (as defined below) payable pursuant to SHR's Value Creation Plan and to have such Normal Distribution Amount instead be converted into stock units payable in SHR's common stock under the Deferral Program, or Deferral Program Stock Units, on the basis of the fair market value of a share of SHR common stock at the time the Normal Distribution Amount would otherwise have been paid. Each Deferral Program Stock Unit will be converted on a one-for-one basis into a share of SHR common stock on June 3, 2013 or, if earlier, upon a change of control of SHR. During 2012, Mr. Geller earned 1,301,476 Deferral Program Stock Units in connection with the distribution of his share of the Normal Distribution Amount under the Value Creation Plan. In accordance with Mr. Geller's separation agreement, dated November 2, 2012, Mr. Geller's Deferral Program Stock Units outstanding will settle in accordance with the terms of the Deferral Program. See "Item 8. Financial Statements and Supplementary Data—13. Share-Based Employee Compensation Plans—Deferral Program" for information on the Deferral Program.

ITEM 6. SELECTED FINANCIAL DATA.

The following sets forth our selected consolidated financial and operating information on a historical basis. The following information should be read together with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto, which are included in "Item 8. Financial Statements and Supplementary Data."

	Years Ended December 31,				
	2012	2011(1)	2010(1)	2009(1)	2008(1)(2)
	(In thousands, except per share data)				
Operating Data:					
Revenue:					
Rooms	$ 446,760	$ 410,315	$ 362,559	$ 343,891	$ 445,244
Food and beverage	273,857	267,194	238,762	216,982	293,344
Other hotel operating revenue	82,922	80,907	79,981	89,525	97,316
Lease revenue	4,778	5,422	4,991	4,858	5,387
Total revenues	808,317	763,838	686,293	655,256	841,291
Operating costs and expenses:					
Rooms	124,896	114,087	105,142	100,642	114,445
Food and beverage	199,573	192,028	171,279	160,252	202,641
Other departmental expenses	211,981	207,664	199,336	193,699	218,606
Management fees	24,984	24,719	22,911	23,386	32,336
Other hotel expenses	56,842	53,808	48,781	52,385	57,154
Lease expense	4,580	4,865	4,566	4,752	4,953
Depreciation and amortization	103,464	112,062	130,601	130,955	109,532
Impairment losses and other charges	18,843	—	141,858	99,740	277,917
Corporate expenses	31,857	39,856	34,692	23,910	24,800
Total operating costs and expenses	777,020	749,089	859,166	789,721	1,042,384
Operating income (loss)	31,297	14,749	(172,873)	(134,465)	(201,093)
Interest expense	(75,489)	(86,447)	(86,285)	(93,929)	(79,993)
Equity in (losses) earnings of unconsolidated affiliates	(13,485)	(9,215)	13,025	1,718	2,810
Loss from continuing operations	(57,726)	(106,424)	(265,311)	(231,296)	(288,376)
(Loss) income from discontinued operations, net of tax	(535)	101,572	34,511	(15,137)	(29,110)
Net loss	(58,261)	(4,852)	(230,800)	(246,433)	(317,486)
Net loss attributable to the noncontrolling interests in SHR's operating partnership	184	29	1,687	3,129	4,065
Net loss (income) attributable to the noncontrolling interests in consolidated affiliates	2,771	(383)	(1,938)	(641)	(3,870)
Preferred shareholder dividends	(24,166)	(18,482)	(30,886)	(30,886)	(30,886)
Net loss attributable to SHR common shareholders	(79,472)	(23,688)	(261,937)	(274,831)	(348,177)
Loss from continuing operations attributable to SHR common shareholders per share—basic	(0.40)	(0.70)	(2.41)	(3.45)	(4.25)
Loss from continuing operations attributable to SHR common shareholders per share—diluted	(0.40)	(0.70)	(2.41)	(3.45)	(4.25)
Cash dividends declared per common share	—	—	—	—	0.72

	As of the Years Ended December 31,				
	2012	2011(1)	2010(1)	2009(1)	2008(1)(2)
	(In thousands, except statistical data)				
Balance Sheet Data:					
Total assets	$2,406,417	$2,086,689	$2,162,316	$2,598,143	$2,909,167
Long-term debt obligations	1,322,297	1,050,385	1,146,281	1,648,197	1,672,690
Total liabilities	1,597,969	1,419,686	1,511,922	2,003,258	2,093,095
Noncontrolling interests in SHR's operating partnership	5,463	4,583	5,050	2,717	5,330
Noncontrolling interests in consolidated affiliates	95,657	8,222	25,082	23,188	27,203
SHR's shareholders' equity	707,328	654,198	620,262	568,980	783,539
Statistical Data:					
Number of hotels at the end of the year excluding unconsolidated affiliates	16	15	15	16	18
Number of rooms at the end of the year excluding unconsolidated affiliates	6,856	6,356	6,873	7,245	7,590
Average occupancy rate	74.1%	72.2%	69.5%	66.8%	72.3%

(1) We sold one hotel property in 2011, one hotel property in 2010, two hotel properties in 2009, and one hotel property in 2008. The operations of these hotels are included as discontinued operations in the operating data above for all years presented.

(2) The table presents certain selected historical financial data which has been updated to reflect the impact of the retrospective application of new accounting guidance related to noncontrolling interests and convertible debt instruments.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis is based primarily on the consolidated financial statements of Strategic Hotels & Resorts, Inc. (SHR) and its subsidiaries for the years presented and should be read together with the notes thereto contained in this annual report on Form 10-K. Terms employed herein as defined terms, but without definition, have meanings set forth in the notes to the financial statements (see "Item 8. Financial Statements and Supplementary Data").

Overview

We were incorporated in Maryland in January 2004 to acquire and asset-manage upper upscale and luxury hotels (as defined by Smith Travel Research). Our accounting predecessor, Strategic Hotel Capital, L.L.C. (SHC LLC), was founded in 1997. We made an election to be taxed as a real estate investment trust (REIT) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the Tax Code). On June 29, 2004, we completed our initial public offering (IPO) of our common stock. Prior to the IPO, 21 hotel interests were owned by SHC LLC. Concurrent with and as part of the transactions relating to the IPO, a reverse spin-off distribution to shareholders separated SHC LLC into two companies, a new, privately-held SHC LLC, with interests, at that time, in seven hotels and SHR, a public entity with interests, at that time, in 14 hotels. See "Item 8. Financial Statements and Supplementary Data—1. General" for the hotel interests owned or leased by us as of December 31, 2012.

We operate as a self-administered and self-managed REIT, which means that we are managed by our board of directors and executive officers. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to reduce or avoid federal income taxes at the corporate level. To continue to qualify as a REIT, we cannot operate hotels; instead we employ internationally known hotel management companies to operate our hotels under management contracts. We conduct our operations through our direct and indirect subsidiaries including our operating partnership, Strategic Hotel Funding, L.L.C. (SH Funding), which currently holds substantially all of our assets. We are the managing member of SH Funding and hold approximately 99% of its membership units as of December 31, 2012. We manage all business aspects of SH Funding, including the sale and purchase of hotels, the investment in such hotels and the financing of SH Funding and its assets.

Throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, references to "we", "our", "us", and "the Company" are references to SHR together, except as the context otherwise requires, with its consolidated subsidiaries, including SH Funding.

When presenting the U.S. dollar equivalent amount for any amounts expressed in a foreign currency, the U.S. dollar equivalent amount has been computed based on the exchange rate on the date of the transaction or the exchange rate prevailing on December 31, 2012, as applicable, unless otherwise noted.

Key Indicators of Operating Performance

We evaluate the operating performance of our business using a variety of operating and other information that includes financial information prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) such as total revenues, operating income (loss), net income (loss), and earnings per share, as well as non-GAAP financial information. In addition, we use other information that may not be financial in nature, including statistical information and comparative data. We use this information to measure the performance of individual hotels, groups of hotels, and/or our business as a whole. Key indicators that we evaluate include average daily occupancy, average daily rate (ADR), revenue per available room (RevPAR), and Total RevPAR, which are more fully discussed under "—Factors Affecting Our Results of Operations—Revenues." We also evaluate Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), Comparable EBITDA, Funds from Operations (FFO), FFO-Fully Diluted, and Comparable FFO as supplemental non-GAAP measures to GAAP performance measures. We provide a more detailed discussion of the non-GAAP financial measures under "—Non-GAAP Financial Measures."

Outlook

The lodging industry began its recovery in the first quarter of 2010, after one of the worst downturns in its history. Luxury demand, in which our portfolio has the highest concentration of assets, has experienced positive RevPAR growth beginning with the week of February 20, 2010, following 96 consecutive weeks of negative RevPAR growth. RevPAR and occupancy gains continued in the fourth quarter of 2012, primarily driven by improved demand in transient business and increases in average room rates.

The fourth quarter of 2012 represented the twelfth consecutive quarter of demand growth and eleventh consecutive quarter of RevPAR growth and profit margin expansion for our Same Store North American portfolio. Same Store Assets (see "- *Total Portfolio and Same Store Assets Definitions*" below) located in North America, which excludes hotels owned through unconsolidated affiliates and those owned for less than five quarters, gained 1.5 percentage points in occupancy, driven by a 6.6% increase in transient room nights, partially offset by a 3.3% decrease in group room nights compared to the quarter ended December 31, 2011. ADR at our North American Same Store Assets increased 2.9% in the fourth quarter of 2012 as a result of a 2.9% increase in transient rate and a 1.6% increase in group rate, compared to the fourth quarter of 2011. For the quarter ended December 31, 2012, RevPAR in this portfolio increased 5.2% and Total RevPAR increased 3.2%, compared to the quarter ended December 31, 2011.

Our total United States portfolio of 14 hotels includes our unconsolidated affiliates at the Hotel del Coronado and Fairmont Scottsdale Princess hotel and excludes the JW Marriott Essex House Hotel, which we acquired on September 14, 2012. We believe that providing the operating results on this portfolio, as well as the results of our Same Store Assets, is a better reflection of the operating trends of our business. For the year ended December 31, 2012, RevPAR for our total United States portfolio increased 7.0%, driven by a 4.9% increase in ADR and a 1.4 percentage point increase in occupancy, compared to the year ended December 31, 2011.

The performance of our asset in Mexico, the Four Seasons Punta Mita Resort, has lagged the recovery of the rest of our portfolio as the hotel continues to be impacted by broad based security concerns in Mexico. For the year ended December 31, 2012, occupancy at the Four Seasons Punta Mita Resort declined by 3.3 percentage points, leading to a 6.8% decline in RevPAR, compared to the year ended December 31, 2011.

As we assess lodging supply and demand dynamics looking forward, we are optimistic about the long-term prospects for a robust and sustained recovery, particularly in the product niche and markets in which we own assets. However, in the near-term we remain cautious given the current backdrop of global macroeconomic uncertainty. Group bookings pace remains our best forward indicator of demand. For our total North American portfolio of hotels, which includes the 14 hotels in our total United States portfolio and the Four Seasons Punta Mita Resort, definite group room nights for 2013 as of January 31, 2013 are up 6.6% compared to the same time last year and are booked at 3.9% higher rates. New supply in the luxury and upper upscale segments remains very well contained in our markets and the current significant gap between hotel trading values and replacement costs bodes favorably for very limited supply growth into the future.

During the lodging downturn we implemented hotel specific contingency plans designed to reduce costs and maximize efficiency at each hotel. These include, but are not limited to, adjusting variable labor, eliminating certain fixed labor, and reducing the hours of room service operations and other food and beverage outlets. We believe the cost structures of our hotels have been fundamentally redesigned to sustain many of the cost reductions, even during periods of rising lodging demand. Therefore, we are optimistic that improving lodging demand will lead to increases in ADR and drive significant profit margin expansion throughout our portfolio.

Balance Sheet Restructuring

Since the beginning of 2010, we have been in the process of restructuring our balance sheet to decrease our leverage, improve both our short-term and long-term liquidity, and address our near-term debt maturities. This restructuring has been multifaceted and has included asset sales, equity issuances, and recapitalization and refinancing transactions on many of our assets as summarized below:

- We issued an aggregate of 128.3 million shares of common stock in a private offering, two public offerings and in connection with the purchase of assets, raising $657.9 million of new equity.
- We tendered for and retired our 3.50% Exchangeable Senior Notes (Exchangeable Notes) totaling $180.0 million.
- We tendered for and purchased approximately 3.2 million shares of preferred stock totaling $86.1 million.
- We sold our interests in the InterContinental Prague, the Paris Marriott Champs Elysees (Paris Marriott), and BuyEfficient, L.L.C. (BuyEfficient) generating net proceeds of $72.6 million.
- We recapitalized our investments in the Hotel del Coronado and the Fairmont Scottsdale Princess hotels and restructured the debt on those properties, reducing our pro-rata share of the debt on these assets from $463.5 million to $212.3 million.
- We first extended and then replaced our bank credit facility with a new $300.0 million credit facility (which also includes a $100.00 million accordion feature) with an initial maturity date of June 30, 2014, with an option to extend for an additional year, subject to certain conditions.

- We refinanced $847.0 million of property level mortgage debt scheduled to mature in 2011 and 2012 with new mortgage debt of $877.8 million, with initial maturity dates ranging from 2014 to 2021 (and 2016 to 2021 assuming extension options are exercised).

As a result of these transactions, our total consolidated debt decreased from $1.6 billion at December 31, 2009 to $1.3 billion as of December 31, 2012. As of December 31, 2012, we had approximately $11.3 million of available corporate level cash, not including restricted cash and cash currently held by the hotels, and we had $146.0 million outstanding borrowings on our $300.0 million bank credit facility and $18.5 million in letters of credit outstanding.

European Strategy

We previously announced our intention to exit our assets in Europe in an orderly process designed to maximize proceeds. Since that time, we sold the Renaissance Paris Hotel LeParc Trocadero (Renaissance Paris), the InterContinental Prague and our leasehold interest in the Paris Marriott. Our remaining European assets are the Marriott London Grosvenor Square hotel and our leasehold interest in the Marriott Hamburg hotel. We continue to opportunistically explore options to exit these investments and still intend to be North American-centric with respect to any new acquisitions.

Four Seasons Jackson Hole Hotel

In the third quarter of 2012, we hired a hotel brokerage firm to advise us on the marketing and sale of the Four Seasons Jackson Hole hotel. The formal process to sell this hotel has been suspended while we evaluate other disposition alternatives.

Factors Affecting Our Results of Operations

The table below summarizes the changes to our consolidated hotel properties and rooms as of December 31, 2012, 2011 and 2010:

	2012	2011	2010
Hotels			
Number of hotels, beginning of year	15	15	16
Acquisitions	1	2	—
Dispositions	—	(1)	(1)
Recapitalization of property(a)	—	(1)	—
Number of hotels, end of year	16	15	15
Rooms			
Number of rooms, beginning of year	6,356	6,873	7,245
Acquisitions	509	324	—
Dispositions	—	(192)	(372)
Recapitalization of property(a)	—	(649)	—
Number of rooms, end of year	6,865	6,356	6,873

(a) On June 9, 2011, we completed a recapitalization transaction that changed our ownership interest in the Fairmont Scottsdale Princess hotel. See "—Off-Balance Sheet Arrangements—Fairmont Scottsdale Princess Venture" for further description of this transaction.

Acquisition of Interests in Consolidated Properties. During the years ended December 31, 2012 and 2011, we acquired interests in the following consolidated properties and paid net purchase prices, including proration adjustments related to assets and liabilities of the hotels, as shown below:

Hotel	Date Acquired	Net Purchase Price (in millions)
JW Marriott Essex House Hotel(a)	September 14, 2012	$ 350.3
Four Seasons Silicon Valley and Four Seasons Jackson Hole(b)	March 11, 2011	$ 92.4
InterContinental Chicago(c)	June 24, 2011	$ 90.2

(a) In connection with the closing of the hotel acquisition, we entered into joint venture agreements with affiliates of KSL Capital Partners, LLC (Essex House Hotel Venture) to fund the equity portion of the purchase price. We have a 51% controlling interest in the Essex House Hotel Venture and serve as managing member and asset manager.

(b) We acquired the Four Seasons Silicon Valley and the Four Seasons Jackson Hole hotels in exchange for an aggregate of 15.2 million shares of our common stock at a price of $6.08 per share based on our March 11, 2011 common share closing price.

(c) We acquired the remaining 49.0% interest in the InterContinental Chicago hotel, previously owned by our partner in the consolidated affiliate, giving us 100% ownership of the InterContinental Chicago hotel. As part of the transaction, we also acquired an additional 2.5% ownership interest in the Hyatt Regency La Jolla hotel, increasing our controlling interest in the hotel to 53.5%. Total consideration included the issuance of approximately 10.8 million shares of our common stock at a price of $6.51 per share based on the June 24, 2011 common share closing price, $19.4 million of cash, which includes working capital, and post-closing adjustments of $0.5 million.

Sale of Interests in Consolidated Properties. During the years ended December 31, 2012, 2011, and 2010, we sold our interests in the following consolidated properties and received net sales proceeds, after proration adjustments related to assets and liabilities of the hotels and closing costs, as shown below:

Hotel	Date Sold	Net Sales Proceeds (in millions)
Paris Marriott(a)	April 6, 2011	$ 60.0
InterContinental Prague(b)	December 15, 2010	$ 3.6

(a) We sold our leasehold interest in the Paris Marriott hotel for consideration of €29.2 million ($41.6 million). As part of the transaction, we received an additional €13.5 million ($18.9 million) related to the release of the security deposit and other closing adjustments, of which €1.6 million ($2.0 million) was received in the second quarter of 2012.

(b) Approximate consideration received of €106.1 million ($141.4 million) included the assignment of the hotel's third party debt and the interest rate swap liability related to the third party indebtedness.

Unconsolidated Affiliates. On February 4, 2011, we completed a recapitalization transaction that changed our ownership interest in the Hotel del Coronado. See "—Off-Balance Sheet Arrangements – *Hotel and North Beach Ventures* and *Hotel del Coronado Venture*" for further description of this transaction. On December 17, 2012, we increased our ownership interest in the Hotel del Coronado to 36.4%.

On June 9, 2011, we completed a recapitalization transaction that changed our ownership interest in the Fairmont Scottsdale Princess hotel. See"—Off-Balance Sheet Arrangements – *Fairmont Scottsdale Princess Venture*" for further description of this transaction.

On January 21, 2011, we sold our 50.0% interest in BuyEfficient for $9.0 million and recognized a gain of $2.6 million.

Total Portfolio and Same Store Asset Definitions. We define our Total Portfolio as properties that we wholly or partially own or lease and whose operations are included in our consolidated operating results. The Total Portfolio excludes all sold properties and assets held for sale, if any, included in discontinued operations.

We present certain information about our hotel operating results on a comparable hotel basis, which we refer to as our Same Store analysis. We define our Same Store Assets as those hotels (a) that are owned or leased by us, and whose operations are included in our consolidated operating results and (b) for which we reported operating results throughout the entire reporting periods presented.

Our Same Store Assets for purposes of the comparison of the years ended December 31, 2012 and 2011 exclude the JW Marriott Essex House Hotel, the Four Seasons Silicon Valley hotel, the Four Seasons Jackson Hole hotel, unconsolidated affiliates, and all sold properties and assets held for sale, if any, included in discontinued operations. Our Same Store Assets for purposes of the comparison of the years ended December 31, 2011 and 2010 exclude the Four Seasons Silicon Valley hotel, the Four Seasons Jackson Hole hotel, unconsolidated affiliates, and all sold properties and assets held for sale, if any, included in discontinued operations.

We present these results of Same Store Assets because we believe that doing so provides useful information for evaluating the period-to-period performance of our hotels and facilitates comparisons with other hotel REITs and hotel owners.

In particular, these measures assist in distinguishing whether increases or decreases in revenues and/or expenses are due to operations of the Same Store Assets or from acquisition or disposition activity.

Revenues. Substantially all of our revenue is derived from the operation of our hotels. Specifically, our revenue for the years ended December 31, 2012, 2011 and 2010 consisted of:

	Total Portfolio % of Total Revenues			Same Store Assets % of Total Revenues	
	2012	2011	2010	2012	2011
Revenues:					
Rooms	55.3%	53.7%	52.8%	55.3%	54.5%
Food and beverage	33.9%	35.0%	34.8%	34.6%	34.9%
Other hotel operating revenue	10.2%	10.6%	11.7%	9.4%	9.8%
Lease revenue	0.6%	0.7%	0.7%	0.7%	0.8%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%

- ***Rooms revenue.*** Occupancy and ADR are the major drivers of rooms revenue.
- ***Food and beverage revenue.*** Occupancy, local catering and banquet events are the major drivers of food and beverage revenue.
- ***Other hotel operating revenue.*** Other hotel operating revenue consists primarily of cancellation fees, spa, telephone, parking, golf course, Internet access, space rentals, retail and other guest services and is also driven by occupancy.
- ***Lease revenue.*** We sublease our interest in the Marriott Hamburg to a third party and earn annual base rent plus additional rent contingent on the hotel meeting performance thresholds.

Changes in our revenues are most easily explained by performance indicators that are used in the hotel real estate industry:

- average daily occupancy;
- ADR, which stands for average daily rate, is equal to rooms revenue divided by the number of occupied rooms;
- RevPAR, which stands for revenue per available room, is equal to rooms revenue divided by the number of rooms available; and
- Total RevPAR, which stands for total revenue per available room, is equal to the sum of rooms revenue, food and beverage revenue and other hotel operating revenue, divided by the number of rooms available.

We generate a significant portion of our revenue from two broad categories of customers, transient and group.

Our transient customers include individual or group business and leisure travelers that occupy fewer than 10 rooms per night. Transient customers accounted for approximately 60.4%, 57.5% and 57.2% of the rooms sold during the years ended December 31, 2012, 2011 and 2010, respectively. We divide our transient customers into the following subcategories:

- Transient Leisure—This category generates the highest room rates and includes travelers that receive published rates offered to the general public that do not have access to negotiated or discounted rates.
- Transient Negotiated—This category includes travelers, who are typically associated with companies and organizations that generate high volumes of business, that receive negotiated rates that are lower than the published rates offered to the general public.

Our group customers include groups of 10 or more individuals that occupy 10 or more rooms per night. Group customers accounted for approximately 39.6%, 42.5% and 42.8% of the rooms sold during the years ended December 31, 2012, 2011 and 2010, respectively. We divide our group customers into the following subcategories:

- Group Association—This category includes group bookings related to national and regional association meetings and conventions.

- Group Corporate—This category includes group bookings related to corporate business.
- Group Other—This category generally includes group bookings related to social, military, education, religious, fraternal and youth and amateur sports teams.

Fluctuations in revenues, which, for our domestic hotels, historically have been correlated with changes in the United States gross domestic product (U.S. GDP), are driven largely by general economic and local market conditions, which in turn affect levels of business and leisure travel. Guest demographics also affect our revenues. During 2011 and 2012, demand at our hotels increased significantly, despite tepid U.S. GDP growth, which we believe reflects the relative strength of our primary customer demographics, particularly U.S. based corporations and affluent transient travelers. While hotel demand has improved, occupancy and ADR metrics for our hotels remain below prior peak periods.

In addition to economic conditions, supply is another important factor that can affect revenues. Room rates and occupancy tend to fall when supply increases unless the supply growth is offset by an equal or greater increase in demand. One reason we target upper upscale and luxury hotels in select urban and resort markets, including major business centers and leisure destinations, is because they tend to be in locations that have greater supply constraints such as lack of available land, high development costs, long development and entitlement lead times, and brand trade area restrictions that prevent the addition of a certain brand or brands in close proximity. Nevertheless, our hotels are not insulated from competitive pressures and our hotel operators will lower room rates to compete more aggressively for guests in periods when occupancy declines.

For purposes of calculating our Total Portfolio RevPAR for the years ended December 31, 2012, 2011 and 2010, we exclude unconsolidated affiliates, discontinued operations, and the Marriott Hamburg because we sublease the operations of the hotel and only record lease revenue. Same Store Assets RevPAR is calculated in the same manner as Total Portfolio RevPAR but also excludes the Four Seasons Silicon Valley and the Four Seasons Jackson Hole hotels for the years ended December 31, 2012 and 2011 and excludes the JW Marriott Essex House Hotel for the year ended December 31, 2012. These methods for calculating RevPAR each period are consistently applied through the remainder of this "Management's Discussion and Analysis of Financial Condition and Results of Operations" and should be taken into consideration wherever RevPAR results are disclosed.

Hotel Operating Expenses. Our hotel operating expenses for the years ended December 31, 2012, 2011 and 2010 consisted of the costs and expenses to provide hotel services, including:

	Total Portfolio % of Total Hotel Operating Expenses			Same Store Assets % of Total Hotel Operating Expenses	
	2012	**2011**	**2010**	**2012**	**2011**
Hotel Operating Expenses:					
Rooms	20.2%	19.3%	19.2%	20.4%	19.8%
Food and beverage	32.3%	32.4%	31.3%	32.6%	32.9%
Other departmental expenses	34.3%	35.0%	36.4%	34.2%	34.4%
Management fees	4.0%	4.2%	4.2%	4.1%	4.1%
Other hotel expenses	9.2%	9.1%	8.9%	8.7%	8.8%
Total hotel operating expenses	100.0%	100.0%	100.0%	100.0%	100.0%

- ***Rooms expense.*** Occupancy is a major driver of rooms expense, which has a significant correlation with rooms revenue.
- ***Food and beverage expense.*** Occupancy, local catering and banquet events are the major drivers of food and beverage expense, which has a significant correlation with food and beverage revenue.
- ***Other departmental expenses***. Other departmental expenses consist of general and administrative, marketing, repairs and maintenance, utilities and expenses related to earning other operating revenue.
- ***Management fees.*** We pay base and incentive management fees to our hotel operators. Base management fees are computed as a percentage of revenue. Incentive management fees are incurred when operating profits exceed levels prescribed in our management agreements.
- ***Other hotel expenses***. Other hotel expenses consist primarily of insurance costs and property taxes.

Salaries, wages and related benefits are included within the categories of hotel operating expenses described above and represented approximately 48.9%, 48.4% and 48.1% of the Total Portfolio total hotel operating expenses for the years ended December 31, 2012, 2011 and 2010, respectively.

Most categories of variable operating expenses, such as utilities and certain labor such as housekeeping, fluctuate with changes in occupancy. Increases in RevPAR attributable to increases in occupancy are accompanied by increases in most categories of variable operating costs and expenses while increases in RevPAR attributable to increases in ADR typically only result in increases in limited categories of operating costs and expenses, such as management fees charged by our operators, which are based on hotel revenues. Thus, changes in ADR have a more significant impact on operating margins.

Lease Expense. As a result of the sale-leaseback transaction of the Marriott Hamburg hotel, we record lease expense in our statements of operations. In conjunction with the sale-leaseback transaction, we also recorded a deferred gain, which is amortized as an offset to lease expense.

Corporate Expenses. Corporate expenses include payroll and related costs, professional fees, travel expenses, office rent, and acquisition costs.

Recent Events. In addition to the changes to the consolidated hotel properties and unconsolidated affiliates noted above, we expect that the following events will cause our future results of operations to differ from our historical performance:

Preferred Stock Tender Offers. In December 2011, we completed tender offers to purchase a portion of our outstanding preferred stock. The results of the tender offers are as follows:

	Number of Shares Validly Tendered and Accepted for Purchase		Purchase Price (Per Share)
8.50% Series A Cumulative Redeemable Preferred Stock	340,609	$	26.70
8.25% Series B Cumulative Redeemable Preferred Stock	984,625	$	26.50
8.25% Series C Cumulative Redeemable Preferred Stock	1,922,273	$	26.50

We paid the holders that tendered approximately $86.1 million in cash, which was without interest or accrued and unpaid dividends.

New Bank Credit Facility. On June 30, 2011, we entered into a new $300.0 million secured, bank credit facility, which also includes a $100.0 million accordion feature. This new facility replaced the $350.0 million secured bank credit facility that was set to expire in March 2012. The facility's interest rate is based upon a leverage-based pricing grid ranging from London InterBank Offered Rate (LIBOR) plus 275 basis points to LIBOR plus 375 basis points. The facility's current interest rate is LIBOR plus 300 basis points, a reduction from the previous facility's pricing of LIBOR plus 375 basis points. The facility expires on June 30, 2014, with a one-year extension available, subject to certain conditions. See "—Liquidity and Capital Resources—*Bank credit facility.*"

Common Stock. On April 23, 2012, we completed a public offering of common stock by issuing 18.4 million shares at a public offering price of $6.50 per share. After underwriting discounts and commissions and transaction expenses, we raised net proceeds of approximately $114.1 million. These proceeds were used for general corporate purposes, including, without limitation, reducing our borrowings under our secured bank credit facility, funding the payment of accrued and unpaid preferred dividends, repaying other debt and funding capital expenditures and working capital.

On March 11, 2011, we issued 8.0 million shares of our common stock to an affiliate of the seller of the Four Seasons Silicon Valley and Four Seasons Jackson Hole hotels in a private placement at a price of $6.25 per share for approximate net proceeds of $49.7 million after expenses. These proceeds were used to repay existing indebtedness under our previous bank credit facility.

Impairment Losses. In the fourth quarter of 2012, we performed an impairment test of the long-lived assets related to a Mexican development site as a result of a change in the anticipated holding period for this land and recorded an impairment loss of $14.6 million during the year ended December 31, 2012.

Termination and De-Designation of Cash Flow Hedges. On June 20, 2011, we paid $29.7 million to terminate five interest rate swaps with a combined notional amount of $300.0 million. In addition, based on changes in the forecasted levels of LIBOR-based debt, we de-designated one interest rate swap with a notional amount of $100.0 million as a cash flow hedge. Changes in the market value of the interest rate swap will be recorded in earnings subsequent to the de-designation.

On February 11, 2011, we paid approximately $4.2 million to terminate three interest rate swaps with a combined notional amount of $125.0 million. There were no immediate charges to earnings based on our forecasted levels of LIBOR-based debt at the time of the transaction.

Mortgage Loan Agreements. On November 1, 2012, we refinanced and decreased the loan secured by the Hyatt Regency La Jolla hotel to $90.0 million with interest payable monthly at LIBOR plus 4.00%, subject to a 0.50% LIBOR floor, for $72.0 million of the principal balance and interest paid monthly at an annual fixed rate of 10.00% for $18.0 million of the principal balance. The loan has a maturity date of December 1, 2017.

On July 28, 2011, we refinanced and increased the loan secured by the InterContinental Chicago hotel to $145.0 million with interest payable monthly at an annual fixed rate of 5.61% and a maturity date of August 1, 2021.

On July 20, 2011, we executed a mortgage agreement in the amount of $130.0 million, which is secured by the Four Seasons Washington, D.C. hotel, that has interest payable monthly at one-month LIBOR plus 3.15% and has a maturity date of July 20, 2014, with two, one-year extension options, subject to certain conditions.

On July 14, 2011, we refinanced and decreased the loan secured by the Loews Santa Monica Beach Hotel to $110.0 million with interest payable monthly at one-month LIBOR plus 3.85%. The loan has a maturity date of July 14, 2015, with three, one-year extension options, subject to certain conditions.

On July 6, 2011, we refinanced and decreased the loan secured by the InterContinental Miami hotel to $85.0 million with interest payable monthly at one-month LIBOR plus 3.50%. The loan has a maturity date of July 6, 2016, with two, one-year extension options, subject to certain conditions.

On June 29, 2011, we repaid the $76.5 million mortgage loan secured by the Ritz-Carlton Half Moon Bay hotel, which became one of the borrowing base properties under the $300.0 million bank credit facility agreement.

Acquisition of Note Receivable. In January 2012, we acquired, at a discount to par value, a note receivable that is secured by a property adjacent to the Fairmont Chicago hotel for $10.5 million.

Comparison of Year Ended December 31, 2012 to Year Ended December 31, 2011

Operating Results

The following table presents the operating results for the years ended December 31, 2012 and 2011, including the amount and percentage change in these results between the two years of our Total Portfolio and Same Store Assets (in thousands, except operating data).

	Total Portfolio				Same Store Assets			
	2012	2011	Change ($) Favorable/ (Unfavorable)	Change (%) Favorable/ (Unfavorable)	2012	2011	Change ($) Favorable/ (Unfavorable)	Change (%) Favorable/ (Unfavorable)
Revenues:								
Rooms	$ 446,760	$410,315	$ 36,445	8.9 %	$ 394,079	$367,800	$ 26,279	7.1 %
Food and beverage	273,857	267,194	6,663	2.5 %	246,868	235,130	11,738	5.0 %
Other hotel operating revenue	82,922	80,907	2,015	2.5 %	66,775	66,280	495	0.7 %
Lease revenue	4,778	5,422	(644)	(11.9)%	4,778	5,422	(644)	(11.9)%
Total revenues	808,317	763,838	44,479	5.8 %	712,500	674,632	37,868	5.6 %
Operating Costs and Expenses:								
Hotel operating expenses	618,276	592,306	(25,970)	(4.4)%	540,641	520,027	(20,614)	(4.0)%
Lease expense	4,580	4,865	285	5.9 %	4,580	4,865	285	5.9 %
Depreciation and amortization	103,464	112,062	8,598	7.7 %	94,854	100,978	6,124	6.1 %
Impairment losses and other charges	18,843	—	(18,843)	(100.0)%	4,204	—	(4,204)	(100.0)%
Corporate expenses	31,857	39,856	7,999	20.1 %	—	—	—	—
Total operating costs and expenses	777,020	749,089	(27,931)	(3.7)%	644,279	625,870	(18,409)	(2.9)%
Operating income	31,297	14,749	16,548	112.2 %	$ 68,221	$ 48,762	$ 19,459	39.9 %
Interest expense, net	(75,272)	(86,274)	11,002	12.8 %				
Loss on early extinguishment of debt	—	(1,237)	1,237	100.0 %				
Loss on early termination of derivative financial instruments	—	(29,242)	29,242	100.0 %				
Equity in losses of unconsolidated affiliates	(13,485)	(9,215)	(4,270)	(46.3)%				
Foreign currency exchange loss	(1,075)	(2)	(1,073)	(53,650.0)%				
Other income, net	1,820	5,767	(3,947)	(68.4)%				
Loss before income taxes and discontinued operations	(56,715)	(105,454)	48,739	46.2 %				
Income tax expense	(1,011)	(970)	(41)	(4.2)%				
Loss from continuing operations	(57,726)	(106,424)	48,698	45.8 %				
(Loss) income from discontinued operations, net of tax	(535)	101,572	(102,107)	(100.5)%				
Net loss	(58,261)	(4,852)	(53,409)	(1,100.8)%				
Net loss attributable to the noncontrolling interests in SHR's operating partnership	184	29	155	534.5 %				
Net loss (income) attributable to the noncontrolling interests in consolidated affiliates	2,771	(383)	3,154	823.5 %				
Net loss attributable to SHR	$ (55,306)	$ (5,206)	$ (50,100)	(962.4)%				
Reconciliation of Same Store Assets Operating Income to Total Portfolio Operating Income:								
Same Store Assets operating income					$ 68,221	$ 48,762	$ 19,459	39.9 %
Corporate expenses					(31,857)	(39,856)	7,999	20.1 %
Corporate depreciation and amortization					(979)	(1,141)	162	14.2 %
Non-Same Store Assets operating (loss) income					(4,088)	6,984	(11,072)	(158.5)%
Total Portfolio operating income					$ 31,297	$ 14,749	$ 16,548	112.2 %
Operating Data (1):								
Number of hotels	16	15			13	13		
Number of rooms	6,865	6,356			6,032	6,032		

(1) Operating data includes the leasehold interest in Marriott Hamburg and excludes unconsolidated affiliates and properties included in discontinued operations.

Rooms. Our Same Store Assets contributed to a $26.3 million, or 7.1%, increase in rooms revenue for the year ended December 31, 2012 when compared to the year ended December 31, 2011, which is more fully explained below as part of our rooms revenue Same Store Assets analysis. The components of RevPAR from our Same Store Assets for the years ended December 31, 2012 and 2011 are summarized as follows:

	Years Ended December 31,		
	2012	2011	Change (%) Favorable/ (Unfavorable)
Occupancy	73.9%	72.2%	2.4%
ADR	253.14	242.76	4.3%
RevPAR	187.19	175.16	6.9%

The increase in RevPAR for the Same Store Assets resulted from the combination of an increase in ADR and a 1.7 percentage-point increase in occupancy. Rooms revenue increased due to improving market conditions across the majority of our Same Store Assets for the year ended December 31, 2012 when compared to the year ended December 31, 2011. Rooms revenue at the Four Seasons Punta Mita Resort decreased due to the continued declining transient demand resulting from security concerns in Mexico and rooms revenue at the Four Seasons Washington D.C. hotel decreased due to a large group customer in the prior year that did not repeat in the current year.

For the Total Portfolio, rooms revenue increased $36.4 million, or 8.9%, for the year ended December 31, 2012 from the year ended December 31, 2011. In addition to the increase in the Same Store Assets, Total Portfolio rooms revenue also includes a $9.5 million increase of additional rooms revenue generated by the Four Seasons Silicon Valley and the Four Seasons Jackson Hole hotels, which we acquired in March 2011, and a $20.8 million increase of additional rooms revenue generated by the JW Marriott Essex House Hotel, which we acquired in September 2012, offset by a $20.2 million decrease attributed to the Fairmont Scottsdale Princess hotel, which became an unconsolidated affiliate in June 2011. The components of RevPAR from our Total Portfolio for the years ended December 31, 2012 and 2011 are summarized as follows:

	Years Ended December 31,		
	2012	2011	Change (%) Favorable/ (Unfavorable)
Occupancy	73.8%	72.0%	2.5%
ADR	265.77	247.80	7.3%
RevPAR	196.14	178.48	9.9%

Food and Beverage. Our Same Store Assets experienced a $11.7 million, or 5.0%, increase in food and beverage revenue for the year ended December 31, 2012 when compared the the year ended December 31, 2011. Significant increases at the InterContinental Miami hotel, the Ritz-Carlton Laguna Niguel hotel and the InterContinental Chicago hotel were primarily due to higher occupancy and increased revenue at the hotels' food and beverage outlets, which included the opening of the Michael Jordan's Steak House at the InterContinental Chicago hotel. For the Total Portfolio, food and beverage revenue increased $6.7 million, or 2.5%, when comparing the year ended December 31, 2012 to the year ended December 31, 2011. In addition to the increase in the Same Store Assets, Total Portfolio food and beverage revenue also includes $6.2 million additional food and beverage revenue generated by the Four Seasons Silicon Valley and the Four Seasons Jackson Hole hotels, which we acquired in March 2011, and $5.8 million additional food and beverage revenue generated by the JW Marriott Essex House Hotel, which we acquired in September 2012, offset by a $17.1 million decrease attributed to the Fairmont Scottsdale Princess hotel, which became an unconsolidated affiliated in June 2011.

Other Hotel Operating Revenue. Other hotel operating revenue at the Same Store Assets increased $0.5 million, or 0.7%, for the year ended December 31, 2012 when compared to the year ended December 31, 2011. For the Total Portfolio, other hotel operating revenue increased $2.0 million, or 2.5%, for the year ended December 31, 2012 when compared to the year ended December 31, 2011. In addition to the increase in the Same Store Assets, Total Portfolio other hotel operating revenue also includes a $4.9 million increase of additional other hotel operating revenue generated by the Four Seasons Silicon Valley and the Four Seasons Jackson Hole hotels, which we acquired in March 2011, and a $1.9 million increase of additional other hotel operating revenue generated by the JW Marriott Essex House Hotel, which we acquired in September 2012, offset by a $5.3 million decrease attributed to the Fairmont Scottsdale Princess hotel, which became an unconsolidated affiliate in June 2011.

Hotel Operating Expenses. The following table presents the components of our hotel operating expenses for the years ended December 31, 2012 and 2011, including the amount and percentage changes in these expenses between the two years of our Total Portfolio and Same Store Assets (in thousands):

	Total Portfolio				Same Store Assets			
	2012	2011	Change ($) Favorable/ (Unfavorable)	Change (%) Favorable/ (Unfavorable)	2012	2011	Change ($) Favorable/ (Unfavorable)	Change (%) Favorable/ (Unfavorable)
Hotel operating expenses:								
Rooms	$ 124,896	$ 114,087	$ (10,809)	(9.5)%	$ 110,148	$ 102,886	$ (7,262)	(7.1)%
Food and beverage	199,573	192,028	(7,545)	(3.9)%	176,300	171,018	(5,282)	(3.1)%
Other departmental expenses	211,981	207,664	(4,317)	(2.1)%	184,924	179,085	(5,839)	(3.3)%
Management fees	24,984	24,719	(265)	(1.1)%	22,231	21,084	(1,147)	(5.4)%
Other hotel expenses	56,842	53,808	(3,034)	(5.6)%	47,038	45,954	(1,084)	(2.4)%
Total hotel operating expenses	$ 618,276	$ 592,306	$ (25,970)	(4.4)%	$ 540,641	$ 520,027	$ (20,614)	(4.0)%

Hotel operating expenses for our Same Store Assets increased by $20.6 million, or 4.0%, primarily due to:

- $8.2 million higher payroll costs resulting from higher occupancy and wage increases at the hotels,
- $3.0 million higher credit card and travel agent commissions, which increased due to higher occupancy, rates and food and beverage volume,
- $1.8 million higher food and beverage costs due to increased food and beverage consumption and the new Michael Jordan's Steak House at the InterContinental Chicago hotel,
- $1.8 million higher real estate taxes,
- $1.1 million higher management fees,
- $0.8 million higher insurance costs, and
- $0.8 million higher marketing costs.

For the Total Portfolio, hotel operating expenses increased by $26.0 million, or 4.4%, for the year ended December 31, 2012 when compared to the year ended December 31, 2011. In addition to the increase at the Same Store Assets, the Total Portfolio hotel operating expenses also includes a $14.4 million increase related to the Four Seasons Silicon Valley and Four Seasons Jackson Hole hotels, which we acquired in March 2011, and a $21.7 million increase related to the JW Marriott Essex House Hotel, which we acquired in September 2012. These increases are offset by a $31.3 million decrease attributed to the Fairmont Scottsdale Princess hotel, which became an unconsolidated affiliate in June 2011.

Depreciation and Amortization. For the Same Store Assets, depreciation and amortization decreased $6.1 million, or 6.1%, for the year ended December 31, 2012 when compared to the year ended December 31, 2011 primarily due to certain assets becoming fully depreciated, partially offset by rooms placed in service subsequent to the third quarter of 2011 at the InterContinental Miami hotel. For the Total Portfolio, depreciation and amortization decreased $8.6 million, or 7.7%, for the year ended December 31, 2012 when compared to the year ended December 31, 2011. In addition to the decrease at the Same Store Assets, the Total Portfolio also includes a decrease in depreciation expense of $6.3 million related to the Fairmont Scottsdale Princess hotel, which became an unconsolidated affiliate in June 2011, partially offset by an increase in depreciation expense of $1.0 million related to the Four Seasons Silicon Valley and Four Seasons Jackson Hole hotels, which we acquired in March 2011, and a $3.0 million increase in depreciation expense related to the JW Marriott Essex House Hotel, which we acquired in September 2012.

Impairment Losses and Other Charges. During the year ended December 31, 2012, we performed an impairment test of long-lived assets related to a Mexican development site as a result of a change in the anticipated holding period for this land and recorded a non-cash impairment charge of $14.6 million. We also recorded a charge of approximately $4.2 million to write off costs related to capital projects that management decided to abandon during the year ended December 31, 2012. There were no impairment losses and other charges recorded during the year ended December 31, 2011.

Corporate Expenses. Corporate expenses decreased $8.0 million, or 20.1%, for the year ended December 31, 2012 when compared to the year ended December 31, 2011. These expenses consist primarily of payroll and related costs, professional fees, travel expenses, office rent, and acquisition costs. The decrease in corporate expenses is primarily due to a $17.2 million decrease in the charge related to the Value Creation Plan. See "Item 8. Financial Statements and Supplementary Data—13. Share-Based

Employee Compensation Plans—Value Creation Plan" for further description of this plan. The amounts recorded in corporate expenses related to the Value Creation Plan are based on the fair value of the Value Creation Plan awards, which are based directly on our market capitalization and fluctuate as a result of changes in our stock price and, prior to the VCP Amendment, issuances of shares of our common stock. This decrease was partially offset by an increase in corporate expenses primarily due to an increase in acquisition costs mainly related to the acquisition of the JW Marriott Essex House Hotel, and increases in RSU, severance and legal expenses.

Interest Expense, Net. The $11.0 million, or 12.8%, decrease in interest expense, net for the year ended December 31, 2012 when compared to the year ended December 31, 2011, was primarily due to:

- a $10.0 million decrease in expense related to the mark to market of certain interest rate swaps,
- a $7.0 million decrease in amortization of interest rate swap costs, and
- a $0.5 million increase in capitalized interest, partially offset by
- a $3.9 million increase attributable to higher average borrowings,
- a $2.3 million increase due to higher average interest rates, and
- a $0.3 million increase in the amortization of deferred financing costs.

The components of interest expense, net for the years ended December 31, 2012 and 2011 are summarized as follows (in thousands):

	Years Ended December 31,	
	2012	2011
Mortgages and other debt	$ (72,536)	$ (67,528)
Bank credit facility	(3,582)	(2,353)
Amortization of deferred financing costs	(3,993)	(3,721)
Amortization of interest rate swap costs	(9,150)	(16,111)
Mark to market of certain interest rate swaps	12,238	2,183
Interest income	217	173
Capitalized interest	1,534	1,083
Total interest expense, net	$ (75,272)	$ (86,274)

The weighted average debt outstanding for the years ended December 31, 2012 and 2011 amounted to $1.12 billion and $1.06 billion, respectively. At December 31, 2012, including the effect of interest rate swaps, approximately 74.8% of our total debt had fixed interest rates.

Loss on Early Extinguishment of Debt. During the year ended December 31, 2011, we recognized a loss on early extinguishment of debt of $1.2 million primarily due to write offs of unamortized deferred financing costs and other closing costs related to refinancing of certain mortgages and a new bank credit facility.

Loss on Early Termination of Derivative Financial Instruments. During the year ended December 31, 2011, we terminated five interest rate swaps and recorded a charge in loss on early termination of derivative financial instruments of $27.3 million, which included the immediate write-off of $25.5 million previously recorded in accumulated OCL related to interest rate swaps that were designated to hedge cash flows that are no longer probable of occurring and $1.8 million of mark to market adjustments related to the terminated interest rate swaps. In addition, based on changes in the forecasted levels of LIBOR-based debt, we de-designated one interest rate swap as a cash flow hedge. We recorded an additional charge in loss on early termination of derivative financial instruments of $2.0 million for the year ended December 31, 2011 to write off amounts previously recorded in accumulated OCL related to this swap.

Equity in Losses of Unconsolidated Affiliates. The following tables present equity in (losses) earnings and certain components included in the calculation of equity in losses resulting from our unconsolidated affiliates.

Year ended December 31, 2012 (in thousands):

	Fairmont Scottsdale Princess Venture(1)	Hotel del Coronado Venture(2)	Four Seasons Residence Club Punta Mita (RCPM)	Total
Equity in (losses) earnings	$ (1,690)	$ (11,947)	$ 152	$ (13,485)
Depreciation and amortization	7,145	8,021	92	15,258
Interest expense	778	11,790	77	12,645
Income tax (benefit) expense	—	(383)	42	(341)

Year ended December 31, 2011 (in thousands):

	Fairmont Scottsdale Princess Venture(1)	Hotel del Coronado Venture(2)	Hotel/North Beach Ventures(3)	RCPM	Total
Equity in losses	$ (5,703)	$ (2,914)	$ (511)	$ (87)	$ (9,215)
Depreciation and amortization	4,022	7,105	544	92	11,763
Interest expense	452	10,677	778	100	12,007
Income tax expense (benefit)	—	164	(668)	(45)	(549)

(1) On June 9, 2011, the Fairmont Scottsdale Princess Venture, which consists of FMT Scottsdale Holdings, L.L.C. and Walton/SHR FPH Holdings, L.L.C., was formed. See "—Off-Balance Sheet Arrangements—*Fairmont Scottsdale Princess Venture*" for further detail regarding the ownership of the Fairmont Scottsdale Princess hotel.

(2) The Hotel del Coronado Venture is BSK Del Partners, L.P., the owner of the Hotel del Coronado as of February 4, 2011. See "—Off-Balance Sheet Arrangements—*Hotel del Coronado Venture*" for further detail regarding the ownership of the Hotel del Coronado.

(3) These ventures include SHR del Partners, L.P., formerly SHC KSL Partners, L.P. (Hotel Venture), the owner of the Hotel del Coronado through February 3, 2011, and HdC North Beach Development, LLLP (North Beach Venture), the owner of a residential condominium-hotel development adjacent to the hotel.

We recorded $13.5 million of equity in losses during the year ended December 31, 2012, which is a $4.3 million increase from the $9.2 million equity in losses recorded during the year ended December 31, 2011. The increase in losses is primarily due to an $8.6 million fee related to the termination of the management agreement with KSL at the Hotel del Coronado Venture, partially offset by a decrease in losses related to the seasonality of the Fairmont Scottsdale Princess hotel, which became an unconsolidated affiliate on June 9, 2011.

Foreign Currency Exchange Loss. We recorded foreign currency exchange loss of $1.1 million for the year ended December 31, 2012 primarily due to the liquidation of a foreign entity and working capital changes at certain foreign hotel properties.

Other Income, Net. Other income, net includes asset management fee income, non-income related state, local and franchise taxes, as well as miscellaneous income and expenses. The decrease in other income, net of $3.9 million for the year ended December 31, 2012 when compared to the prior year is primarily due to a $2.6 million gain we recognized on the sale of our interest in BuyEfficient during the first quarter of 2011 and a decrease in asset management fee income, which includes financing and other fees received related to the Hotel del Coronado in 2011.

(Loss) Income from Discontinued Operations, Net of Tax. The income from discontinued operations, net of tax of $101.2 million for the year ended December 31, 2011 consisted of a $100.9 million gain recognized on the sale of the Paris Marriott hotel, primarily resulting from the recognition of a deferred gain.

Net Loss (Income) Attributable to the Noncontrolling Interests in Consolidated Affiliates. We record net loss or income attributable to noncontrolling interests in consolidated affiliates for the non-ownership interests in hotels that are partially owned by us. Net loss attributable to noncontrolling interests in consolidated affiliates for the year ended December 31, 2012 was $2.8 million, a change of $3.2 million from net income attributable to non controlling interests of $0.4 million in the prior year due to the acquisition of a 51% controlling interest in the JW Marriott Essex House Hotel in September 2012.

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010

Operating Results

The following table presents the operating results for the years ended December 31, 2011 and 2010, including the amount and percentage change in these results between the two years of our Total Portfolio and Same Store Assets (in thousands, except operating data).

	Total Portfolio				Same Store Assets			
	2011	2010	Change ($) Favorable/ (Unfavorable)	Change (%) Favorable/ (Unfavorable)	2011	2010	Change ($) Favorable/ (Unfavorable)	Change (%) Favorable/ (Unfavorable)
Revenues:								
Rooms	$410,315	$ 362,559	$ 47,756	13.2 %	$367,800	$ 332,301	$ 35,499	10.7 %
Food and beverage	267,194	238,762	28,432	11.9 %	235,130	209,856	25,274	12.0 %
Other hotel operating revenue	80,907	79,981	926	1.2 %	66,280	69,436	(3,156)	(4.5)%
Lease revenue	5,422	4,991	431	8.6 %	5,422	4,991	431	8.6 %
Total revenues	763,838	686,293	77,545	11.3 %	674,632	616,584	58,048	9.4 %
Operating Costs and Expenses:								
Hotel operating expenses	592,306	547,449	(44,857)	(8.2)%	520,027	484,346	(35,681)	(7.4)%
Lease expense	4,865	4,566	(299)	(6.5)%	4,865	4,566	(299)	(6.5)%
Depreciation and amortization	112,062	130,601	18,539	14.2 %	100,978	106,036	5,058	4.8 %
Impairment losses and other charges	—	141,858	141,858	100.0 %	—	—	—	—
Corporate expenses	39,856	34,692	(5,164)	(14.9)%	—	—	—	—
Total operating costs and expenses	749,089	859,166	110,077	12.8 %	625,870	594,948	(30,922)	(5.2)%
Operating income (loss)	14,749	(172,873)	187,622	108.5 %	$ 48,762	$ 21,636	$ 27,126	125.4 %
Interest expense, net	(86,274)	(85,855)	(419)	(0.5)%				
Loss on early extinguishment of debt	(1,237)	(925)	(312)	(33.7)%				
Loss on early termination of derivative financial instruments	(29,242)	(18,263)	(10,979)	(60.1)%				
Equity in (losses) earnings of unconsolidated affiliates	(9,215)	13,025	(22,240)	(170.7)%				
Foreign currency exchange loss	(2)	(1,410)	1,408	99.9 %				
Other income, net	5,767	2,398	3,369	140.5 %				
Loss before income taxes and discontinued operations	(105,454)	(263,903)	158,449	60.0 %				
Income tax expense	(970)	(1,408)	438	31.1 %				
Loss from continuing operations	(106,424)	(265,311)	158,887	59.9 %				
Income from discontinued operations, net of tax	101,572	34,511	67,061	194.3 %				
Net loss	(4,852)	(230,800)	225,948	97.9 %				
Net loss attributable to the noncontrolling interests in SHR's operating partnership	29	1,687	(1,658)	(98.3)%				
Net income attributable to the noncontrolling interests in consolidated affiliates	(383)	(1,938)	1,555	80.2 %				
Net loss attributable to SHR	$ (5,206)	$ (231,051)	$ 225,845	97.7 %				
Reconciliation of Same Store Assets Operating Income to Total Portfolio Operating Income (Loss):								
Same Store Assets operating income					$ 48,762	$ 21,636	$ 27,126	125.4 %
Corporate expenses					(39,856)	(34,692)	(5,164)	(14.9)%
Corporate depreciation and amortization					(1,141)	(1,217)	76	6.2 %
Corporate impairment losses and other charges					—	(40,600)	40,600	100.0 %
Non-Same Store Assets operating income (loss)					6,984	(118,000)	124,984	105.9 %
Total Portfolio operating income (loss)					$ 14,749	$ (172,873)	$ 187,622	108.5 %
Operating Data (1):								
Number of hotels	15	14			13	13		
Number of rooms	6,356	6,681			6,032	6,032		

(1) Operating data includes the leasehold interest in the Marriott Hamburg and excludes unconsolidated affiliates and properties included in discontinued operations.

Rooms. For the Total Portfolio, rooms revenue increased $47.8 million, or 13.2%, for the year ended December 31, 2011 from the year ended December 31, 2010. RevPAR from our Total Portfolio for the year ended December 31, 2011 increased by 15.0% from the year ended December 21, 2010. The components of RevPAR for the years ended December 31, 2011 and 2010 are summarized as follows:

	Years Ended December 31,		
	2011	2010	Change (%) Favorable/ (Unfavorable)
Occupancy	72.0%	68.7%	4.8%
ADR	$ 247.80	$ 226.01	9.6%
RevPAR	$ 178.48	$ 155.16	15.0%

Our Same Store Assets contributed to a $35.5 million, or 10.7%, increase in rooms revenue, which is more fully explained below as part of our rooms revenue Same Store Assets analysis. RevPAR from our Same Store Assets for the year ended December 31, 2011 increased by 10.7% from the year ended December 31, 2010. The components of RevPAR from our Same Store Assets for the years ended December 31, 2011 and 2010 are summarized as follows:

	Years Ended December 31,		
	2011	2010	Change (%) Favorable/ (Unfavorable)
Occupancy	72.2%	69.0%	4.6%
ADR	$ 242.76	$ 229.44	5.8%
RevPAR	$ 175.16	$ 158.25	10.7%

The increase in RevPAR for the Same Store Assets resulted from the combination of a 5.8% increase in ADR and a 3.18 percentage-point increase in occupancy. Rooms revenue increased due to improving market conditions across all but one of our Same Store Assets for the year ended December 31, 2011 when compared to the year ended December 31, 2010. The Westin St. Francis and the Ritz-Carlton Laguna Niguel hotels experienced significant increases as a result of higher group occupancy. The Four Seasons Punta Mita Resort was the only consolidated hotel that experienced a significant decrease in rooms revenue due to declining demand resulting from safety concerns in Mexico. The increase in Total Portfolio rooms revenue also includes $22.4 million of additional rooms revenue generated by the Four Seasons Silicon Valley and the Four Seasons Jackson Hole hotels, which we acquired in March 2011. The increase in rooms revenue was partially offset by a decrease of $10.1 million in rooms revenue related to the Fairmont Scottsdale Princess hotel, which became an unconsolidated affiliate in the second quarter of 2011 (see"—Off-Balance Sheet Arrangements—*Fairmont Scottsdale Princess Venture*").

Food and Beverage. Food and beverage revenue increased $28.4 million, or 11.9%, for the Total Portfolio when comparing the year ended December 31, 2011 to the year ended December 31, 2010. Our Same Store Assets contributed to a $25.3 million, or 12.0%, increase in food and beverage revenue. The primary factor increasing food and beverage revenue at the Same Store Assets was an increase in group occupancy, which generated higher banquet revenue when compared to the prior year, and increased revenue at the hotels' food and beverage outlets, which included increased revenues at the Westin St. Francis hotel resulting from a change in the terms of a restaurant agreement, and the opening of the Michael Jordan Steakhouse at the InterContinental Chicago hotel. The increase in Total Portfolio food and beverage revenue also includes $15.0 million of additional revenue generated by the Four Seasons Silicon Valley and the Four Seasons Jackson Hole hotels, which we acquired in March 2011. These increases in Total Portfolio food and beverage revenue were partially offset by an $11.8 million decrease in food and beverage revenue related to the Fairmont Scottsdale Princess hotel, which became an unconsolidated affiliate in the second quarter of 2011.

Other Hotel Operating Revenue. Other hotel operating revenue at the Total Portfolio increased $0.9 million, or 1.2%, for the year ended December 31, 2011 from the year ended December 31, 2010. The increase in Total Portfolio other hotel operating revenue includes $9.3 million of additional revenue generated by the Four Seasons Silicon Valley and the Four Seasons Jackson Hole hotels that we acquired in March 2011, which was partially offset by a $5.2 million decrease in other hotel operating revenue related to the Fairmont Scottsdale Princess hotel, which became an unconsolidated affiliate in the second quarter of 2011. In addition, there was a decrease of $3.2 million, or 4.5%, in other hotel operating revenue related to the Same Store Assets, which was primarily due to lower cancellation/attrition revenues, a decrease in theatre revenue at the Marriott Lincolnshire Resort, and a decrease in condominium rentals at the Four Seasons Punta Mita Resort.

Hotel Operating Expenses. The following table presents the components of our hotel operating expenses for the years ended December 31, 2011 and 2010, including the amount and percentage changes in these expenses between the two years of our Total Portfolio and Same Store Assets (in thousands):

	Total Portfolio				Same Store Assets			
	2011	2010	Change ($) Favorable/ (Unfavorable)	Change (%) Favorable/ (Unfavorable)	2011	2010	Change ($) Favorable/ (Unfavorable)	Change (%) Favorable/ (Unfavorable)
Hotel operating expenses:								
Rooms	$114,087	$105,142	$ (8,945)	(8.5)%	$102,886	$ 95,966	$ (6,920)	(7.2)%
Food and beverage	192,028	171,279	(20,749)	(12.1)%	171,018	152,830	(18,188)	(11.9)%
Other departmental expenses	207,664	199,336	(8,328)	(4.2)%	179,085	174,023	(5,062)	(2.9)%
Management fees	24,719	22,911	(1,808)	(7.9)%	21,084	19,426	(1,658)	(8.5)%
Other hotel expenses	53,808	48,781	(5,027)	(10.3)%	45,954	42,101	(3,853)	(9.2)%
Total hotel operating expenses	$592,306	$547,449	$ (44,857)	(8.2)%	$520,027	$484,346	$ (35,681)	(7.4)%

For the Total Portfolio, hotel operating expenses increased by $44.9 million, or 8.2%, for the year ended December 31, 2011 when compared to the year ended December 31, 2010, primarily due to our Same Store Assets which contributed to an increase of $35.7 million, or 7.4%. For the Same Store Assets, hotel operating expenses were impacted by:

- $16.9 million higher payroll costs resulting from higher occupancy and wage increases at the hotels,
- $5.7 million higher food and beverage costs due to increased food and beverage consumption, change in terms of a restaurant agreement at the Westin St. Francis and the new Michael Jordan's Steak House at the InterContinental Chicago,
- $3.0 million higher credit card and travel agent commissions, which increased due to higher occupancy, rates and food and beverage volume,
- $1.8 million higher management fees, and
- a $1.2 million increase in real estate taxes.

Additionally, the Total Portfolio hotel operating expenses includes approximately $40.2 million of expenses related to the Four Seasons Silicon Valley and Four Seasons Jackson Hole hotels, which we acquired in March 2011. The increase in Total Portfolio hotel operating expenses was partially offset by a $30.8 million decrease related to the Fairmont Scottsdale Princess hotel, which became an unconsolidated affiliate in the second quarter of 2011.

Depreciation and Amortization. For the Total Portfolio, depreciation and amortization decreased $18.5 million, or 14.2%, for year ended December 31, 2011 when compared to the year ended December 31, 2010. This was primarily driven by a decrease in depreciation expense of $17.0 million related to the Fairmont Scottsdale Princess hotel due to an impairment of this asset in the fourth quarter of 2010, which decreased depreciation expense subsequent to the impairment, and the hotel becoming an unconsolidated affiliate in the second quarter of 2011. In addition, the depreciation and amortization for the Same Store Assets decreased by $5.1 million primarily due to certain assets becoming fully depreciated. The decrease in depreciation and amortization was partially offset by a $3.6 million increase related to the Four Seasons Silicon Valley and Four Seasons Jackson Hole hotels, which we acquired in March 2011.

Impairment Losses and Other Charges. There were no impairment losses and other charges recorded during the year ended December 31, 2011. During the year ended December 31, 2010, we performed an impairment test of long-lived assets at the Fairmont Scottsdale Princess hotel due to the fact that its fair value at December 31, 2010 was below its carrying value and the uncertainty surrounding our intent and ability to continue to hold the property beyond the underlying mortgage maturity date and recorded a non-cash impairment charge of $101.3 million. We also recorded a non-cash impairment charge of $40.6 million related to an other-than-temporary decline in value of our investment in SHC KSL Partners, LP (Hotel Venture) and HdC North Beach Development, LLLP (North Beach Venture).

Corporate Expenses. Corporate expenses increased $5.2 million, or 14.9%, for the year ended December 31, 2011 when compared to the year ended December 31, 2010. These expenses consist primarily of payroll and related costs, professional fees, travel expenses and office rent. The increase in corporate expenses is primarily due to a $6.0 million increase in the charge related to the Value Creation Plan. See "Item 8. Financial Statements and Supplementary Data—13. Share-Based Employee Compensation Plans—Value Creation Plan" for further description of this plan. The amounts recorded in corporate expenses related to the Value

Creation Plan are based on the fair value of the Value Creation Plan awards, which are based directly on our market capitalization and fluctuate as a result of changes in our stock price and, prior to the VCP Amendment, issuances of shares of our common stock.

Interest Expense, Net. The $0.4 million, or 0.5%, increase in interest expense, net for the year ended December 31, 2011 when compared to the year ended December 31, 2010, was primarily due to:

- a $33.7 million increase due to the net impact of higher average interest rates offset by a decrease in amortization of interest rate swap costs, and
- a $0.3 million decrease in interest income, partially offset by
- a $19.0 million decrease attributable to lower average borrowings,
- a $11.2 million decrease in expense related to the mark to market of certain interest rate swaps,
- a $2.9 million decrease in the amortization of deferred financing costs, and
- a $0.4 million increase in capitalized interest.

The components of interest expense, net for the years ended December 31, 2011 and 2010 are summarized as follows (in thousands):

	Years Ended December 31,	
	2011	2010
Mortgages and other debt	$ (67,528)	$ (35,874)
Bank credit facility	(2,353)	(5,457)
Exchangeable Notes	—	(2,783)
Amortization of Exchangeable Notes discount	—	(1,865)
Amortization of deferred financing costs	(3,721)	(6,634)
Amortization of interest rate swap costs	(16,111)	(25,317)
Mark to market of certain interest rate swaps	2,183	(9,013)
Interest income	173	430
Capitalized interest	1,083	658
Total interest expense, net	$ (86,274)	$ (85,855)

The weighted average debt outstanding for the years ended December 31, 2011 and 2010 amounted to $1.06 billion and $1.30 billion, respectively. At December 31, 2011, including the effect of interest rate swaps, approximately 93.1% of our total debt had fixed interest rates.

Loss on Early Extinguishment of Debt. During the year ended December 31, 2011, we recognized a loss on early extinguishment of debt of $1.2 million primarily due to write offs of unamortized deferred financing costs and other closing costs related to refinancing of certain mortgages and a new bank credit facility. During the year ended December 31, 2010, we tendered all outstanding Exchangeable Notes and recognized a loss on early extinguishment of debt of $0.9 million.

Loss on Early Termination of Derivative Financial Instruments. During the year ended December 31, 2011, we terminated interest rate swaps, and recorded a charge of $27.3 million, which included the immediate write-off of $25.5 million previously recorded in accumulated OCL related to interest rate swaps that were designated to hedge cash flows that are no longer probable of occurring and $1.8 million of mark to market adjustments related to the terminated interest rate swaps. In addition, based on changes in the forecasted levels of LIBOR-based debt, we de-designated one interest rate swap as a cash flow hedge. We recorded an additional charge of $2.0 million for the year ended December 31, 2011 to write off amounts previously recorded in accumulated OCL related to this swap.

During the year ended December 31, 2010, we terminated five interest rate swaps and recognized a charge of $18.3 million, which included amounts previously recorded in accumulated OCL related to these swaps.

Equity in (Losses) Earnings of Unconsolidated Affiliates. The following tables present equity in (losses) earnings and certain components included in the calculation of equity in (losses) earnings resulting from our unconsolidated affiliates.

Year ended December 31, 2011 (in thousands):

	Fairmont Scottsdale Princess Venture	Hotel del Coronado Venture	Hotel/North Beach Ventures	RCPM	Total
Equity in losses	$ (5,703)	$ (2,914)	$ (511)	$ (87)	$ (9,215)
Depreciation and amortization	4,022	7,105	544	92	11,763
Interest expense	452	10,677	778	100	12,007
Income tax expense (benefit)	—	164	(668)	(45)	(549)

Year ended December 31, 2010 (in thousands):

	Hotel/North Beach Ventures	RCPM	BuyEfficient(1)	Total
Equity in earnings	$ 12,175	$ 271	$ 579	$ 13,025
Depreciation and amortization	7,894	79	—	7,973
Interest expense	7,753	244	—	7,997
Income tax (benefit) expense	(503)	95	—	(408)

(1) On January 21, 2011, we sold our 50.0% interest in BuyEfficient for $9.0 million.

We recorded $9.2 million of equity in losses during the year ended December 31, 2011, which is a $22.2 million decrease from the $13.0 million equity in earnings recorded during the year ended December 31, 2010, primarily due to our share of an $11.0 million gain on extinguishment of debt at the Hotel Venture, as a result of a discounted payoff on one of the loans in 2010. The equity in losses in 2011 is primarily due to a higher interest rate on the new loan secured as part of the Hotel del Coronado recapitalization, and operating losses at the Fairmont Scottsdale Princess hotel, which became an unconsolidated affiliate during the second quarter of 2011.

Foreign Currency Exchange Loss. The foreign currency exchange loss decreased by $1.4 million during the year ended December 31, 2011 when compared to the prior year. The change was primarily related to changing foreign exchange rates related to a GBP-denominated loan associated with the Marriott London Grosvenor Square hotel.

Other Income, Net. Other income, net includes asset management fee income, non-income related state, local and franchise taxes, as well as miscellaneous income and expenses. The increase in other income, net of $3.4 million for the year ended December 31, 2011 when compared to the prior year is primarily due to a $2.6 million gain we recognized on the sale of our interest in BuyEfficient and an increase in asset management fee income, which includes financing and other fees received related to the Hotel del Coronado; partially offset by a refund of a local use tax related to the Fairmont Scottsdale Princess hotel received in 2010.

Income Tax Expense. Income tax expense decreased $0.4 million, or 31.1%, during the year ended December 31, 2011 when compared to the year ended December 31, 2010. The change in income taxes primarily relates to a decrease in hotel operations in Mexico.

Income from Discontinued Operations, Net of Tax. We sold our leasehold interest in the Paris Marriott hotel during the second quarter of 2011. We sold the InterContinental Prague hotel during the fourth quarter of 2010. The results of operations of these hotels were reclassified as discontinued operations for the periods presented.

The income from discontinued operations, net of tax of $101.6 million for the year ended December 31, 2011 consisted primarily of a $101.3 million gain, net of tax, recognized on the sale of the Paris Marriott hotel primarily resulting from the recognition of a deferred gain. The income from discontinued operations, net of tax, of $34.5 million for the year ended December 31, 2010 primarily consisted of the operating results of the Paris Marriott and the InterContinental Prague hotels as well as a $28.4 million gain recognized on the sale of the InterContinental Prague hotel and the recognition of a $1.9 million deferred gain related to the sale of the Hyatt Regency New Orleans hotel, partially offset by a $0.6 million loss recognized on the sale of the Four Seasons Mexico City hotel.

Net Loss Attributable to the Noncontrolling Interests in SHR's Operating Partnership. We record net loss or income attributable to noncontrolling interests in SHR's operating partnership based on the percentage of SH Funding we do not own. The decrease in net loss attributable to noncontrolling interests in SHR's operating partnership of $1.7 million for the year ended December 31, 2011 when compared to the prior year was primarily due to a decrease in net loss recognized during the year ended December 31, 2011 when compared to the year ended December 31, 2010. Additionally, our ownership percentage of SH Funding increased when compared to the prior period due to the issuance of shares of common stock in connection with i) the acquisition of interests in the InterContinental Chicago and Hyatt Regency La Jolla hotels in June 2011, ii) the acquisition of the Four Seasons Silicon Valley and Four Seasons Jackson Hole hotels in March 2011, and iii) a private placement and common stock offering in March 2011 and May 2010, respectively.

Net Income Attributable to the Noncontrolling Interests in Consolidated Affiliates. We record net loss or income attributable to noncontrolling interests in consolidated affiliates for the non-ownership interests in hotels that are partially owned by us. Net income attributable to noncontrolling interests in consolidated affiliates decreased by $1.6 million for the year ended December 31, 2011 when compared to the prior year due to a decrease in net income at the InterContinental Chicago and the acquisition of the remaining interest in this hotel, which gave us 100% ownership of the hotel in June 2011. The decrease was partially offset by an increase in net income at the Hyatt Regency La Jolla hotel.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds necessary to pay for operating expenses and other expenditures, including:

- recurring maintenance and capital expenditures necessary to maintain our properties properly;
- interest expense and scheduled principal payments on outstanding indebtedness; and
- future distributions to our preferred stockholders.

Historically, we have satisfied our short-term liquidity requirements through our existing working capital, cash provided by operations, and our bank credit facility. On June 30, 2011, we entered into a $300.0 million bank credit facility agreement, which includes a $100.0 million accordion feature. The new facility will continue to provide sufficient borrowing capacity to meet our short-term liquidity requirements during 2013. As of December 31, 2012, we were in compliance with our financial and other restrictive covenants contained in the bank credit facility. Additionally, as of December 31, 2012, we had approximately $11.3 million of available corporate level cash.

Our available capacity under the bank credit facility and compliance with financial covenants in future periods will depend substantially on the financial results of our hotels, and in particular, the operating results and appraised values of the borrowing base assets, which include the Four Seasons Punta Mita Resort, the Marriott Lincolnshire Resort, the Ritz-Carlton Half Moon Bay hotel, and the Ritz-Carlton Laguna Niguel hotel. As of February 27, 2013, the outstanding borrowings and letters of credit under the bank credit facility in the aggregate were $174.2 million.

On March 11, 2011, we acquired the Four Seasons Silicon Valley and the Four Seasons Jackson Hole hotels in exchange for an aggregate of 15.2 million shares of our common stock at a price of $6.08 per share based on our March 11, 2011 common share closing price and concurrently privately placed and issued an additional 8.0 million shares of our common stock to an affiliate of the seller of the two hotels at a price of $6.25 per share. The net proceeds from the concurrent private placement were used to repay existing indebtedness under our previous bank credit facility. On April 6, 2011, we sold our leasehold interest in the Paris Marriott hotel for consideration of €29.2 million ($41.6 million) and received an additional €13.5 million ($18.9 million) related to a security deposit that was released back to us and other closing adjustments.

In July 2011 and November 2012, we refinanced certain of our mortgage loans whereby we staggered and extended maturities from 2016 through 2021, assuming extension options are exercised (see – "*Mortgages and other debt payable*" below). On April 23, 2012, we completed a public offering of common stock and raised net proceeds of approximately $114.1 million. These proceeds were used for general corporate purposes, including, without limitation, reducing our borrowings under our secured bank credit facility, funding the payment of accrued and unpaid preferred dividends, repaying other debt and funding capital expenditures and working capital. We believe that the measures we have taken, as described above, should be sufficient to satisfy our liquidity needs for the next 12 months.

In November 2008, our board of directors elected to suspend the quarterly dividend to holders of shares of our common stock beginning in the fourth quarter of 2008. In February 2009, our board of directors elected to suspend the quarterly dividend to holders of our preferred stock as a measure to preserve liquidity. In the fourth quarter of 2011, our board of directors authorized, and we declared, the payment of accrued and unpaid dividends on our preferred stock through

September 30, 2011, and dividends for the quarter ended December 31, 2011 (collectively, the Unpaid Dividends). The Unpaid Dividends were paid on June 29, 2012 to holders of record as of the close of business on June 15, 2012. In addition, in February 2012 and May 2012, our board of directors authorized, and we declared, preferred dividends for the quarter ended March 31, 2012 and the quarter ended June 30, 2012, respectively. These dividends were also paid on June 29, 2012 to holders of record as of the close of business on June 15, 2012. Preferred dividends for the third and fourth quarters of 2012 were paid on October 1, 2012 and December 31, 2012, respectively, to holders of record as of the close of business on September 14, 2012 and December 14, 2012, respectively.

Our board of directors will continue to evaluate the dividend policy in light of the REIT provisions of the Tax Code, restrictions under our bank credit facility, and the overall economic climate.

In December 2011, we completed tender offers to purchase a portion of our outstanding preferred stock. We purchased approximately 0.3 million shares of our 8.50% Series A Cumulative Redeemable Preferred Stock for a purchase price of $26.70 per share, approximately 1.0 million shares of our 8.25% Series B Cumulative Redeemable Preferred Stock for a purchase price of $26.50 per share, and approximately 1.9 million shares of our 8.25% Series C Cumulative Redeemable Preferred Stock for a purchase price of $26.50 per share. We paid the holders that tendered approximately $86.1 million in cash, which was without interest or accrued and unpaid dividends.

Capital expenditures for the years ended December 31, 2012, 2011 and 2010 amounted to $61.1 million, $49.8 million and $33.0 million, respectively. Included in the 2012, 2011 and 2010 amounts were $1.5 million, $1.1 million and $0.7 million of capitalized interest, respectively. For the year ending December 31, 2013, we expect to spend approximately $40.0 million on hotel property and equipment replacement projects in accordance with hotel management or lease agreements and approximately $35.0 million on owner-funded projects, subject to adjustments based on continued evaluation. For the year ending December 31, 2013, we expect to spend approximately $9.5 million on renovations and improvements as required by the JW Marriott Essex House Hotel management agreement.

Bank credit facility. On June 30, 2011, we entered into a $300.0 million secured bank credit facility agreement. The agreement contains an accordion feature allowing for additional borrowing capacity up to $400.0 million, subject to the satisfaction of customary conditions set forth in the agreement. The following summarizes key financial terms and conditions of the bank credit facility:

- interest on the facility is payable monthly at LIBOR plus an applicable margin in the case of each LIBOR loan and base-rate plus an applicable margin in the case of each base rate loan whereby the applicable margins are dependent on the ratio of consolidated debt to gross asset value (Leverage Ratio) as follows:

Leverage Ratio	Applicable Margin of each LIBOR Loan (% per annum)	Applicable Margin of each Base Rate Loan (% per annum)
Greater than or equal to 60%	3.75%	2.75%
Greater than or equal to 55% but less than 60%	3.50%	2.50%
Greater than or equal to 50% but less than 55%	3.25%	2.25%
Greater than or equal to 45% but less than 50%	3.00%	2.00%
Less than 45%	2.75%	1.75%

- an unused commitment fee is payable monthly based on the unused revolver balance at a rate of 0.45% per annum in the event that the bank credit facility usage is less than 50% and a rate of 0.25% per annum in the event that the bank credit facility usage is equal to or greater than 50%;
- maturity date of June 30, 2014, with the right to extend the maturity date for an additional one-year period with an extension fee equal to 25 basis points, subject to certain conditions;
- lenders received collateral in the form of mortgages over four borrowing base properties, which initially include the Ritz-Carlton Laguna Niguel hotel, the Ritz-Carlton Half Moon Bay hotel, the Four Seasons Punta Mita Resort, and the Marriott Lincolnshire Resort, in addition to pledges of the Company's interest in SH Funding and SH Funding's interest in certain subsidiaries and guarantees of the loan from the Company and certain of its subsidiaries;
- maximum availability is determined by the lesser of 60% advance rate against the appraised value of the borrowing base properties (provided at any time the total fixed charge coverage ratio is less than 1.25 times, the percentage shall be reduced to 55%) or a 1.20 times debt service coverage on the borrowing base properties (based on the trailing 12 months net operating income for these assets divided by the greater of the in-place interest rate or 7.0%

debt constant on the balance outstanding under the bank credit facility) provided not more than 40% of aggregate appraised value and 40% of trailing 12 month net operating income is attributable to borrowing base properties located outside the United States;

- minimum corporate fixed charge coverage of 1.00 times from the closing date through the fourth quarter of 2012, 1.10 times through 2013, 1.20 times from the first quarter of 2014 through the initial maturity date, and 1.30 times during the extension year, which will permanently increase to 1.35 times if cash dividends are reinstated on our common stock;
- maximum corporate leverage of 65% during the initial term and 60% during any extension period;
- minimum tangible net worth of $700.0 million, excluding goodwill and currency translation adjustments, plus an amount equal to 75% of the net proceeds of any new issuances of our common stock, which is not used to reduce indebtedness or used in a transaction or series of transactions to redeem outstanding capital stock;
- restrictions on SHR and SH Funding's ability to pay dividends. Such restrictions include:
  - prohibitions on SHR and SH Funding's ability to pay any dividends unless certain ratios and other conditions are met; and
  - prohibitions on SHR and SH Funding's ability to issue dividends in cash or in kind at any time an event of default shall have occurred.

Notwithstanding the dividend restrictions described above, for so long as the Company qualifies, or has taken all other actions necessary to qualify as a REIT, SH Funding may authorize, declare, and pay quarterly cash dividends to the Company when and to the extent necessary for the Company to distribute cash dividends to its stockholders generally in an aggregate amount not to exceed the minimum amount necessary for the Company to maintain its tax status as a REIT, unless certain events of default exist. In addition, provided no event of default exists, dividends on preferred stock that accrue with regard to the current fiscal quarter may be paid to holders of preferred stock.

Other terms and conditions exist including provisions to release assets from the borrowing base and limitations on our ability to incur costs for discretionary capital programs and to redeem, retire or repurchase common stock. Under the agreement, SH Funding has a letter of credit sub-facility of $75.0 million, which is secured by the $300.0 million bank credit facility. Letters of credit reduce the borrowing capacity under the bank credit facility.

Mortgages and other debt payable. The following table summarizes our outstanding debt and scheduled maturities, including extension options, related to mortgages and other debt payable as of December 31, 2012 (in thousands):

	Balance as of December 31, 2012	2013	2014	2015	2016	2017	Thereafter
Mortgages payable							
Hyatt Regency La Jolla (1)	$ 90,000	$ —	$ —	$ —	$ —	$ 90,000	$ —
Marriott London Grosvenor Square, 3-month GBP LIBOR plus 1.10%	115,468	115,468	—	—	—	—	—
Four Seasons Washington, D.C., LIBOR plus 3.15%	130,000	—	—	—	130,000	—	—
Fairmont Chicago, 6.09%	95,167	2,745	2,917	3,099	3,294	83,112	—
Westin St. Francis, 6.09%	214,186	6,178	6,564	6,976	7,413	187,055	—
Loews Santa Monica Beach Hotel, LIBOR plus 3.85%	110,000	1,000	2,000	2,000	2,000	2,000	101,000
JW Marriott Essex House Hotel, LIBOR plus 4.00% (2)	190,000	—	—	1,200	4,800	184,000	—
InterContinental Miami, LIBOR plus 3.50%	85,000	—	422	889	952	1,021	81,716
InterContinental Chicago, 5.61%	145,000	943	1,969	2,082	2,202	2,328	135,476
Total mortgages payable (3)	1,174,821	126,334	13,872	16,246	150,661	549,516	318,192
Other debt, 5.00%(4)	1,476	—	1,476	—	—	—	—
Total mortgages and other debt payable	$ 1,176,297	$ 126,334	$ 15,348	$ 16,246	$ 150,661	$ 549,516	$ 318,192

(1) Interest on $72.0 million of the total principal amount is paid monthly at LIBOR plus 4.00%, subject to a 0.50% LIBOR floor, and interest on $18.0 million of the total principal amount is paid monthly at an annual fixed rate of 10.00%.

(2) Subject to a 0.75% LIBOR floor.

(3) All of these loan agreements require maintenance of financial covenants, all of which we were in compliance with at December 31, 2012.

(4) The North Beach Venture (see "—Off-Balance Sheet Arrangements—*Hotel and North Beach Ventures*") assumed the mortgage loan on a hotel-condominium unit, which is secured by the hotel-condominium unit.

Our long-term liquidity requirements consist primarily of funds necessary to pay for scheduled debt maturities, debt refinancings, distributions to our preferred stockholders, renovations, expansions and other non-recurring capital expenditures that need to be made periodically to our properties and the costs associated with acquisitions of properties. In addition, we may use cash to buy back outstanding debt or common or preferred securities from time to time when market conditions are favorable through open market purchases, privately negotiated transactions, or a tender offer, although the terms of our bank credit facility may impose certain conditions or restrictions in connection therewith.

Historically, we have satisfied our long-term liquidity requirements through various sources of capital, including our existing working capital, cash provided by operations, sales of properties, long-term property mortgage indebtedness, bank credit facilities, issuance of senior unsecured debt instruments and through the issuance of additional equity securities. Credit markets have improved and access to mortgage and corporate level debt is more readily available. However, the capital markets continue to be fragile and there are no guarantees our maturing debt will be readily refinanced. Our ability to raise funds through the issuance of equity securities is dependent upon, among other things, general market conditions for both REITs in general and us specifically, including market perceptions regarding the Company.

On April 23, 2012, we issued 18.4 million shares of common stock in a public offering at a public offering price of $6.50 per share and raised net proceeds of approximately $114.1 million. On March 11, 2011, we issued 8.0 million shares of common stock in a private placement at a price of $6.25 per share and raised net proceeds of approximately $49.7 million and concurrently issued 15.2 million shares of common stock at a price of $6.08 based on our March 11, 2011 common share closing price to acquire the Four Seasons Silicon Valley and Four Seasons Jackson Hole hotels for $92.4 million. On June 9, 2011, we completed a recapitalization of the Fairmont Scottsdale Princess hotel, whereby we contributed the assets and liabilities of the hotel and cash of $34.9 million in exchange for a 50% ownership interest in the Fairmont Scottsdale Princess Venture. On June 24, 2011, we acquired the remaining 49% interest in the InterContinental Chicago hotel and an additional 2.5% ownership interest in the Hyatt Regency La Jolla hotel for total consideration of approximately $90.2 million, which included the issuance of an aggregate of approximately 10.8 million shares of common stock at a price of $6.51 per share based on our June 24, 2011 common share closing price, $19.4 million of cash, which includes working capital, and post-closing adjustments of $0.5 million.

We will continue to analyze which source of capital is most advantageous to us at any particular point in time, but equity and debt financing may not be consistently available to us on terms that are attractive or at all.

Equity Securities

As of December 31, 2012, we had 4,168,529 RSUs and Deferral Program Stock Units outstanding, of which 2,527,598 were vested. In addition, as of December 31, 2012, we had 669,797 options to purchase shares of our common stock (Options) outstanding.

The following table presents the changes in our issued and outstanding shares of common stock and SH Funding operating partnership units (OP Units) since December 31, 2011 (excluding RSUs):

	Common Shares	OP Units Represented by Noncontrolling Interests	Total
Outstanding at December 31, 2011	185,627,199	853,461	186,480,660
RSUs redeemed for shares of our common stock	281,511	—	281,511
Common stock issued	18,400,000	—	18,400,000
Outstanding at December 31, 2012	204,308,710	853,461	205,162,171

Cash Flows

Operating Activities. Net cash provided by operating activities was $78.6 million, $75.7 million and $81.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. Cash flows from operations increased from 2011 to 2012 primarily due to an increase in hotel operating income in 2012 when compared to 2011, partially offset by $18.4 million paid pursuant to our Value Creation Plan. Cash flows from operations decreased from 2010 to 2011 primarily due to higher cash interest payments in 2011 when compared to 2010 and working capital changes, partially offset by an increase in hotel operating income in 2011 when compared to 2010.

Investing Activities. Net cash used in investing activities was $440.1 million, $61.6 million and $45.0 million for the years ended December 31, 2012, 2011 and 2010 respectively. The significant investing activities during these years are summarized below:

- We acquired the JW Marriott Essex House Hotel for $350.3 million during the year ended December 31, 2012.
- We acquired a note receivable that is secured by a property adjacent to the Fairmont Chicago hotel for $9.5 million during the year ended December 31, 2012. We paid a $1.1 million escrow deposit for this note during the year ended December 31, 2011.
- We sold our 50.0% interest in BuyEfficient for $9.0 million during the year ended December 31, 2011.
- We sold our leasehold interest in the Paris Marriott hotel and received $58.0 million during the year ended December 31, 2011 and an additional $2.0 million during the year ended December 31, 2012.
- We acquired unrestricted cash of $30.6 million through the recapitalization of the Hotel and North Beach Ventures and acquisition of the Four Seasons Silicon Valley and Four Seasons Jackson Hole hotels during the year ended December 31, 2011.
- We paid $93.8 million related to the recapitalization of the Hotel and North Beach Ventures and the Fairmont Scottsdale Princess Venture during the year ended December 31, 2011.
- We sold the InterContinental Prague hotel during the year ended December 31, 2010 for net sales proceeds of $3.6 million.

- We received a payment on a promissory note from the purchaser of the Hyatt Regency New Orleans hotel of $1.9 million during the year ended December 31, 2010.
- We received cash from unconsolidated affiliates of $9.1 million, $1.1 million and $1.4 million during the years ended December 31, 2012, 2011 and 2010, respectively.
- We disbursed $61.1 million, $49.8 million and $33.0 million during the years ended December 31, 2012, 2011 and 2010, respectively, for capital expenditures primarily related to room renovations and food and beverage facilities.
- Restricted cash and cash equivalents increased by $21.4 million, $9.9 million and $15.2 million during the years ended December 31, 2012, 2011 and 2010, respectively.

Financing Activities. Net cash provided by financing activities was $369.5 million, for the year ended December 31, 2012, compared with net cash used in financing activities of $22.9 million and $66.8 million for the years ended December 31, 2011 and 2010, respectively. The significant financing activities during these years are summarized below:

- We received proceeds from a common stock offering, net of offering costs, of approximately $114.1 million during the year ended December 31, 2012 and received proceeds from a private placement and common stock offering, net of offering costs, of approximately $49.2 million and $331.8 million during the years ended December 31, 2011 and 2010, respectively.
- We received contributions of $96.4 million from holders of noncontrolling interests in consolidated affiliates related to the Essex House Hotel Venture during the year ended December 31, 2012.
- We distributed $96.7 million to our preferred shareholders during the year ended December 31, 2012.
- During the years ended December 31, 2012 and 2011, we had net borrowings of $96.0 million and $22.0 million, respectively, on our bank credit facility. During the year ended December 31, 2010, we made net payments of $150.0 million on our bank credit facility.
- During the years ended December 31, 2012 and 2011, we received net proceeds of $170.9 million and $61.0 million on mortgages and other debt. During the year ended December 31, 2010, we made payments of $32.5 million on mortgages and other debt.
- During the years ended December 31, 2012, 2011 and 2010, we paid financing costs of $4.8 million, $12.5 million and $0.2 million, respectively.
- We paid distributions to the noncontrolling interest holders in our consolidated affiliates in the amount of $1.3 million for each of the years ended December 31, 2012 and 2011.
- We paid approximately $87.8 million for the repurchase of a portion of our outstanding preferred stock during the year ended December 31, 2011.
- We purchased the remaining 49% interest in the InterContinental Chicago hotel and an additional 2.5% interest in the Hyatt Regency La Jolla hotel for common stock and cash of $19.5 million during the year ended December 31, 2011.
- We paid $33.3 million and $35.2 million to terminate and buy down interest rate swaps during the years ended December 31, 2011 and 2010, respectively.
- During the year ended December 31, 2010, we tendered the outstanding Exchangeable Notes for $180.0 million.

Dividend Policy

We generally intend to distribute each year substantially all of our taxable income (which does not necessarily equal net income as calculated in accordance with GAAP) to our shareholders so as to comply with REIT provisions of the Tax Code. If necessary for REIT qualification purposes, we may need to distribute any taxable income in cash or by a special dividend. Our dividend policy is subject to revision at the discretion of our board of directors. All distributions will be made at the discretion of our board of directors and will depend on our taxable income, our financial condition, our maintenance of REIT status and other factors as our board of directors deems relevant.

In the fourth quarter of 2011, our board of directors authorized, and we declared, the payment of the Unpaid Dividends. The Unpaid Dividends were paid June 29, 2012 to holders of record as of the close of business on June 15, 2012. In addition, in

February 2012 and May 2012, our board of directors authorized, and we declared, preferred dividends for the quarter ended March 31, 2012 and the quarter ended June 30, 2012, respectively. These dividends were also paid June 29, 2012 to holders of record as of the close of business on June 15, 2012. Our board of directors declared quarterly distributions of $0.53125 per share of Series A Preferred Stock, $0.51563 per share of Series B Preferred Stock and $0.51563 per share of Series C Preferred Stock for the third and fourth quarters of 2012, respectively, with distributions paid on October 1, 2012 and December 31, 2012, respectively, to holders of record as of the close of business on September 14, 2012 and December 14, 2012, respectively.

In November 2008, our board of directors elected to suspend the quarterly dividend to holders of shares of our common stock beginning in the fourth quarter of 2008. Our board of directors has continued the suspension of the quarterly dividend to holders of shares of our common stock as a measure to preserve liquidity due to the uncertainty in the economic environment.

Our board of directors will continue to evaluate the dividend policy in light of the REIT provisions of the Tax Code, restrictions under our bank credit facility, and the overall economic climate.

Contractual Obligations

The following table summarizes our future payment obligations and commitments as of December 31, 2012 (in thousands):

	Payments Due by Period				
	Total	Less than 1 year(1)	1 to 3 years	4 to 5 years	More than 5 years
Long-term debt obligations(2)	$ 1,322,297	$ 126,334	$ 328,255	$ 734,695	$ 133,013
Interest on long-term debt obligations(3)	338,690	84,528	189,642	45,135	19,385
Operating lease obligations—ground leases and office space	8,725	701	2,196	750	5,078
Operating leases—Marriott Hamburg	85,876	4,907	14,722	9,814	56,433
JW Marriott Essex House Hotel property improvements	14,844	9,541	5,303	—	—
Construction contracts	6,374	6,374	—	—	—
Total	$ 1,776,806	$ 232,385	$ 540,118	$ 790,394	$ 213,909

(1) These amounts represent obligations that are due within fiscal year 2013.

(2) Long-term debt obligations include our bank credit facility, mortgages and other debt. Maturity dates assume all extension options are exercised, including conditional options.

(3) Interest on variable-rate debt obligations is calculated based on the variable rates at December 31, 2012 and includes the effect of our interest rate swaps.

Reserve Funds for Capital Expenditures

We maintain each of our hotels in excellent condition and in conformity with applicable laws and regulations and in accordance with the agreed upon requirements in our management agreements with our hotel operators.

We are obligated to maintain reserve funds for capital expenditures at the majority of our hotels (including the periodic replacement or refurbishment of furniture, fixtures and equipment) as determined pursuant to the management agreements with our hotel operators. As of December 31, 2012, $33.8 million was in restricted cash reserves for future capital expenditures. Generally, our agreements with hotel operators require us to reserve funds at amounts ranging between 4.0% and 5.0% of the individual hotel's annual revenues and require the funds to be set aside in restricted cash. Expenditures are capitalized as incurred and depreciation begins when the related asset is placed in service. Any unexpended amounts will remain our property upon termination of the management and operating contracts.

Off-Balance Sheet Arrangements

Fairmont Scottsdale Princess Venture

We have agreements with an unaffiliated third party, an affiliate of Walton Street Capital, L.L.C. (Walton Street), that form FMT Scottsdale Holdings, L.L.C. and Walton/SHR FPH Holdings, L.L.C. (together, the Fairmont Scottsdale Princess Venture) to own the Fairmont Scottsdale Princess hotel. We have a 50% ownership interest in the Fairmont Scottsdale Princess

Venture and account for our investment under the equity method of accounting. We jointly control the venture with Walton Street and serve as the managing member. We also serve as the hotel's asset manager and earn a quarterly base management fee equal to 1.0% of total revenues during years one and two following the formation of the Fairmont Scottsdale Princess Venture, 1.25% of total revenues during years three and four, and 1.5% of total revenues thereafter, as well as certain project management fees. In connection with the Fairmont Scottsdale Princess Venture, we are entitled to certain promote payments after Walton Street achieves a specified return.

The Fairmont Scottsdale Princess Venture has a $133.0 million mortgage that matures December 2013 with an option for a second extension through April 9, 2015, subject to certain conditions. The Fairmont Scottsdale Princess Venture expects to meet these conditions and intends to extend or refinance the loan. Interest is payable monthly at LIBOR plus 0.36%. Our investment in the Fairmont Scottsdale Princess Venture amounted to $25.2 million and $27.4 million as of December 31, 2012 and December 31, 2011, respectively. Our equity in losses of the Fairmont Scottsdale Princess Venture was $1.7 million and $5.7 million for the years ended December 31, 2012 and 2011, respectively.

Hotel del Coronado Venture

On February 4, 2011, we formed a partnership, BSK Del Partners, L.P. (Hotel del Coronado Venture) with an unaffiliated third party, an affiliate of Blackstone Real Estate Advisors VI L.P. (Blackstone), to own the Hotel del Coronado. Blackstone is the general partner of the Hotel del Coronado Venture with a 63.6% ownership interest and we are a limited partner with an indirect 36.4% ownership interest. We account for our investment under the equity method of accounting. We act as asset manager and earn a quarterly asset management fee equal to 1.0% of gross revenue, certain development fees, and if applicable, an incentive fee equal to one-third of the incentive fee paid to the hotel operator under the hotel management agreement. As part of the Hotel del Coronado Venture, the members of the Hotel Venture earn a profit-based incentive fee of 20.0% of all distributions of the Hotel del Coronado Venture that exceed both a 20.0% internal rate of return and two times return on invested equity. Our investment in the Hotel del Coronado Venture amounted to $83.3 million and $94.9 million as of December 31, 2012 and December 31, 2011, respectively. Our equity in losses of the Hotel del Coronado Venture was $11.9 million and $2.9 million for the years ended December 31, 2012 and 2011, respectively.

The Hotel del Coronado Venture has $425.0 million of mortgage and mezzanine loans that mature March 2013 with three, one-year extension options, subject to certain conditions. The Hotel del Coronado Venture intends to refinance the loans. After the third year of the loans, the final two one-year extensions require payment to the lender of a 25 basis point extension fee. Interest is payable at a weighted average rate of LIBOR plus 4.80%, subject to a 1.0% LIBOR floor. Additionally, the Hotel del Coronado Venture purchased a two-year, 2.0% LIBOR cap, which was required by the loans.

RCPM

We own a 31.0% interest in and act as asset manager for a venture with two unaffiliated parties that is developing the RCPM, a luxury vacation home product sold in fractional ownership interests on the property adjacent to our Four Seasons Punta Mita Resort hotel in Mexico. We account for this investment under the equity method of accounting. At December 31, 2012 and December 31, 2011, our investment in the unconsolidated affiliate amounted to $3.9 million and $3.8 million, respectively. Our equity in earnings (losses) of the unconsolidated affiliate was $0.2 million and $(0.1) million for the years ended December 31, 2012 and 2011, respectively.

Related Party Transactions

We have in the past engaged in transactions with related parties. See "Item 8. Financial Statements and Supplementary Data—16. Related Party Transactions" for a discussion of our transactions with related parties.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities.

We evaluate our estimates on an ongoing basis. We base our estimates on historical experience, information that is currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the most significant judgments and estimates used in the preparation of our consolidated financial statements.

- ***Impairment***

  Investment in Hotel Properties (Long-Lived Assets). We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. In our analysis of fair value, we use discounted cash flow analysis to estimate the fair value of our properties taking into account each property's expected cash flow from operations, holding period and proceeds from disposing of the property. In addition to the discounted cash flow analysis, management also considers external independent appraisals to estimate fair value. The analysis and appraisals used by management are consistent with those used by a market participant. The factors addressed in determining estimated proceeds from disposition include anticipated operating cash flow in the year of disposition, terminal capitalization rate and selling price per room. Judgment is required in determining the discount rate applied to estimated cash flows, growth rate of the properties, the need for capital expenditures, as well as specific market and economic conditions. Additionally, the classification of assets as held for sale requires the recording of assets at their net realizable value which can affect the amount of impairment recorded.

  We performed an impairment test of the long-lived assets related to a Mexican development site during the fourth quarter of 2012 as a result of a change in the anticipated holding period for this land. As a result of this test, we recorded an impairment loss of $14.6 million during the year ended December 31, 2012. There were no other impairment charges during the year ended December 31, 2012. However, if deterioration in economic and market conditions occurs, it may present a potential for impairment charges on our hotel properties subsequent to December 31, 2012. Any such adjustments could be material, but will be non-cash.

  Intangible Assets. Intangible assets are reviewed for impairment whenever circumstances or events indicate potential impairment, as part of our investment in hotel properties impairment process described above.

  There were no indicators of potential impairment during the year ended December 31, 2012. However, if deterioration in economic and market conditions occurs, it may present a potential for impairment charges on our intangible assets subsequent to December 31, 2012. Any such adjustments could be material, but will be non-cash.

  Goodwill. We review goodwill for impairment at least annually as of December 31 and whenever circumstances or events indicate potential impairment. Goodwill has an indefinite useful life that should not be amortized but should be reviewed annually for impairment, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The measurement of impairment of goodwill consists of two steps. In the first step, we compare the fair value of each reporting unit, which in our case is each hotel property, to its carrying value. In the second step of the impairment test, the impairment loss is determined by comparing the implied fair value of goodwill to the recorded amount of goodwill. The activities in the second step include hypothetically allocating the fair value of the reporting unit used in step one to all of the assets and liabilities, including all intangible assets, even if no intangible assets are currently recorded, of that reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. For reporting units with zero or negative carrying values, the second step is only performed if qualitative factors indicate that it is more likely than not that a goodwill impairment exists.

  We performed our annual impairment test for goodwill as of December 31, 2012. We did not record any non-cash goodwill impairment charges for the year ended December 31, 2012 based on the outcome of this test. However, if deterioration in economic and market conditions occurs, it may present a potential for impairment charges on our hotel properties with goodwill subsequent to December 31, 2012. Any such adjustments could be material, but will be non-cash.

  Investment in Unconsolidated Affiliates. A series of operating losses of an investee or other factors may indicate that a decrease in value of a company's investment in unconsolidated affiliates has occurred which is other-than-temporary. Accordingly, the investment in each of the unconsolidated affiliates is evaluated periodically for valuation declines that are other-than-temporary. If the investment is other than temporarily impaired, the investment is written down to its estimated fair value. Also taken into consideration when testing for impairment is the value of the underlying real estate investments, the ownership and distribution preferences and limitations and rights to sell and repurchase of its ownership interests. There were no other-than-temporary declines in value of investments in unconsolidated affiliates during the year ended December 31, 2012. However, if deterioration in economic and market conditions occurs, it may present a potential for other-than-temporary declines in value subsequent to December 31, 2012. Any such adjustments could be material, but will be non-cash.

- ***Acquisition Related Assets and Liabilities.*** Accounting for the acquisition of a hotel property as a purchase transaction requires an allocation of the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective estimated fair values. The most difficult estimations of individual fair values are those involving long-lived assets, such as property and equipment and intangible assets. We use all available information to make these fair value determinations and, for hotel acquisitions, engage an independent valuation specialist to assist in the fair value determination of the acquired long-lived assets. Due to inherent subjectivity in determining the estimated fair value of long-lived assets, we believe that the recording of acquired assets and liabilities is a critical accounting policy. We acquired the Four Seasons Silicon Valley and Four Seasons Jackson Hole hotels during the year ended December 31, 2011. We acquired the JW Marriott Essex House Hotel during the year ended December 31, 2012.

- ***Depreciation and Amortization Expense.*** Depreciation expense is based on the estimated useful life of our assets. The life of the assets is based on a number of assumptions, including cost and timing of capital expenditures to maintain and refurbish the asset, as well as specific market and economic conditions. While management believes its estimates are reasonable, a change in the estimated lives could affect depreciation expense and net income or the gain or loss on the sale of any of the assets.

- ***Derivative Instruments and Hedging Activities.*** Derivative instruments and hedging activities require management to make judgments on the nature of its derivatives and their effectiveness as hedges. These judgments determine if the changes in fair value of the derivative instruments are reported in our consolidated statements of operations as a component of net income or as a component of comprehensive income and as a component of equity on our consolidated balance sheets. While management believes its judgments are reasonable, a change in a derivative's effectiveness as a hedge could affect expenses, net income and equity.

  If the notional amount of the derivative instruments exceeds the forecasted LIBOR-based debt, an over-hedged position results. To alleviate the over-hedged position, the derivative instruments may be terminated and/or de-designated as hedges. Future changes to our overall floating rate debt could have implications to our overall hedging position. In February 2011, we paid $4.2 million to terminate three interest rate swaps with a combined notional amount of $125.0 million. There were no immediate charges to earnings in February 2011 based on our forecasted levels of LIBOR-based debt at the time of the transaction. In June 2011, we paid $29.7 million to terminate five interest rate swaps with a combined notional amount of $300.0 million. We also de-designated one interest rate swap with a notional amount of $100.0 million as a cash flow hedge. We recorded a charge of $29.2 million, which included the immediate write-off of $27.4 million previously recorded in accumulated OCL related to interest rate swaps that were designated to hedge cash flows that are no longer probable of occurring and $1.8 million of mark to market adjustments related to the terminated interest rate swaps. The charge was recorded in loss on early termination of derivative financial instruments in the consolidated statement of operations for the year ended December 31, 2011. Changes in the market value of the de-designated interest rate swap will be recorded in earnings subsequent to the de-designation. Depending on the capital markets and the availability of floating rate debt, the remaining swap portfolio may need to be reassessed in the future for additional terminations.

- ***Disposal of Long-Lived Assets.*** We classify assets as held for sale in accordance with GAAP. Assets identified as held for sale are reclassified on our balance sheet and the related results of operations are reclassified as discontinued operations on our statement of operations. While these classifications do not have an effect on total assets, net equity or net income, they affect the classifications within each statement. Additionally, a determination to classify an asset as held for sale affects depreciation expense as long-lived assets are not depreciated while classified as held for sale.

Seasonality

The lodging business is seasonal in nature, and we experience some seasonality in our business. Revenues for hotels in tourist areas, those with significant group business, and in areas driven by greater climate changes are generally seasonal. Quarterly revenues also may be adversely affected by events beyond our control, such as extreme weather conditions and other acts of nature, terror attacks or alerts, airline strikes, economic factors and other considerations affecting travel.

The Marriott domestic hotels report their results of operations using a fiscal year consisting of thirteen four-week periods. As a result, for our domestic Marriott branded properties, for all years presented, the first three quarters consist of 12 weeks each and the fourth quarter consists of 16 weeks.

To the extent that cash flows from operations are insufficient during any quarter, due to temporary or seasonal fluctuations in revenues, we may have to enter into short-term borrowings to pay operating expenses and make distributions to our stockholders.

New Accounting Guidance

In December 2011, the Financial Accounting Standards Board (FASB) clarified that when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of a default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance on sales of real estate. The provisions are effective for public companies for fiscal years and interim periods within those years, beginning on or after June 15, 2012. When adopted, the new guidance is not expected to materially impact our financial statements.

In September 2011, the FASB amended its guidance on the testing of goodwill impairment to allow an entity the option to first assess qualitative factors to determine whether the current two-step process is necessary. Under the amended guidance, the calculation of the reporting unit's fair value (step one of the goodwill impairment test) is not required unless, as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than the unit's carrying amount. If it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be performed. We adopted the new guidance on January 1, 2012 and the adoption of this guidance did not have a material impact on our financial statements.

In June 2011, the FASB issued new guidance that amends current comprehensive income guidance. The new guidance eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, we must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. Additionally, the guidance requires an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. We adopted the new guidance on January 1, 2012, except for the presentation requirements for reclassification adjustments, which has been deferred indefinitely. The adoption of the new guidance did not have a material impact on our financial statements.

In February 2013, the FASB issued new guidance to require an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. For other amounts not required to be reclassified in their entirety to net income in the same reporting period, a cross-reference to other disclosures that provide additional detail about the reclassification amounts is required. The provisions are effective for reporting periods beginning after December 15, 2012. When adopted, the new guidance is not expected to have a material impact on our financial statements.

Non-GAAP Financial Measures

We present five non-GAAP financial measures that we believe are useful to management and investors as key measures of our operating performance: FFO; FFO—Fully Diluted; Comparable FFO; EBITDA; and Comparable EBITDA. Amounts presented in accordance with our definitions of FFO, FFO—Fully Diluted, Comparable FFO, EBITDA, and Comparable EBITDA may not be comparable to similar measures disclosed by other companies, since not all companies calculate these non-GAAP measures in the same manner. FFO, FFO—Fully Diluted, Comparable FFO, EBITDA, and Comparable EBITDA should not be considered as an alternative measure of our net income (loss) or operating performance. FFO, FFO—Fully Diluted, Comparable FFO, EBITDA, and Comparable EBITDA may include funds that may not be available for our discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties. Although we believe that FFO, FFO—Fully Diluted, Comparable FFO, EBITDA, and Comparable EBITDA can enhance the understanding of our financial condition and results of operations, these non-GAAP financial measures, when viewed individually, are not necessarily better indicators of any trend as compared to comparable GAAP measures such as net income (loss) attributable to SHR common shareholders. In addition, adverse economic and market conditions might negatively impact our cash flow. We have provided a quantitative reconciliation of FFO, FFO—Fully Diluted, Comparable FFO, EBITDA, and Comparable EBITDA to the most directly comparable GAAP financial performance measure, which is net income (loss) attributable to SHR common shareholders.

EBITDA and Comparable EBITDA

EBITDA represents net income (loss) attributable to SHR common shareholders excluding: (i) interest expense, (ii) income taxes, including deferred income tax benefits and expenses applicable to our foreign subsidiaries and income taxes applicable to sale of assets; (iii) depreciation and amortization; and (iv) preferred stock dividends. EBITDA also excludes interest expense, income taxes and depreciation and amortization of our unconsolidated affiliates. EBITDA is presented on a full participation basis, which means we have assumed conversion of all redeemable noncontrolling interests of our operating partnership into our common stock. We believe this treatment of noncontrolling interests provides useful information for management and our investors and appropriately considers our current capital structure. We also present Comparable EBITDA, which eliminates the effect of realizing deferred gains on our sale leasebacks, as well as the effect of gains or losses on sales of assets, early extinguishment of debt, impairment losses, foreign currency exchange gains or losses and certain other charges that are highly variable from year to year.

We believe EBITDA and Comparable EBITDA are useful to management and investors in evaluating our operating performance because they provide management and investors with an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures and to fund other cash needs or reinvest cash into our business. We also believe they help management and investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our asset base (primarily depreciation and amortization) from our operating results. Our management also uses EBITDA and Comparable EBITDA as measures in determining the value of acquisitions and dispositions.

The following table provides a reconciliation of net loss attributable to SHR common shareholders to Comparable EBITDA (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Net loss attributable to SHR common shareholders	$ (79,472)	$ (23,688)	$ (261,937)
Depreciation and amortization—continuing operations	103,464	112,062	130,601
Depreciation and amortization—discontinued operations	—	—	5,980
Interest expense—continuing operations	75,489	86,447	86,285
Interest expense—discontinued operations	—	—	9,706
Income taxes—continuing operations	1,011	970	1,408
Income taxes—discontinued operations	—	379	476
Noncontrolling interests	(184)	(29)	(1,687)
Adjustments from consolidated affiliates	(8,599)	(6,733)	(7,609)
Adjustments from unconsolidated affiliates	27,562	23,221	15,563
Preferred shareholder dividends	24,166	18,482	30,886
EBITDA	143,437	211,111	9,672
Realized portion of deferred gain on sale leaseback—continuing operations	(200)	(217)	(207)
Realized portion of deferred gain on sale leaseback—discontinued operations	—	(1,214)	(4,465)
Gain on sale of assets—continuing operations	—	(2,640)	—
Gain on sale of assets—discontinued operations	—	(101,287)	(29,713)
Impairment losses and other charges	18,843	—	141,858
Loss on early extinguishment of debt—continuing operations	—	1,237	925
Loss on early extinguishment of debt—discontinued operations	—	—	95
Loss on early termination of derivative financial instruments	—	29,242	18,263
Gain on extinguishment of debt of unconsolidated affiliate	—	—	(11,025)
Foreign currency exchange loss—continuing operations	1,075	2	1,410
Foreign currency exchange loss (gain)—discontinued operations	535	(51)	(7,392)
Adjustment for Value Creation Plan	1,407	18,607	12,614
Severance charges	2,485	—	—
Management agreement termination fee(a)	7,820	—	—
Comparable EBITDA	$ 175,402	$ 154,790	$ 132,035

(a) Our share of the Hotel del Coronado management agreement termination fee included in both equity in losses of unconsolidated affiliates and net loss attributable to the noncontrolling interests in consolidated affiliates.

FFO, FFO-Fully Diluted, and Comparable FFO

We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts, or NAREIT, with the exception of impairment of depreciable real estate. NAREIT adopted a definition of FFO in order to promote an industry-wide standard measure of REIT operating performance. NAREIT defines FFO as net income (loss) (computed in accordance with GAAP) excluding losses or gains from sales of depreciable property, impairment of depreciable real estate, real estate-related depreciation and amortization, and our portion of these items related to unconsolidated affiliates. We also present FFO—Fully Diluted, which is FFO plus income or loss on income attributable to redeemable noncontrolling interests of our operating partnership. We also present Comparable FFO, which is FFO—Fully Diluted excluding the impact of any gains or losses on early extinguishment of debt, impairment losses, foreign currency exchange gains or losses and certain other charges that are highly variable from year to year.

We believe that the presentation of FFO, FFO—Fully Diluted and Comparable FFO provides useful information to management and investors regarding our results of operations because they are measures of our ability to fund capital expenditures and expand our business. In addition, FFO is widely used in the real estate industry to measure operating performance without regard to items such as depreciation and amortization.

The following table provides a reconciliation of net loss attributable to SHR common shareholders to Comparable FFO (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Net loss attributable to SHR common shareholders	$ (79,472)	$ (23,688)	$ (261,937)
Depreciation and amortization—continuing operations	103,464	112,062	130,601
Depreciation and amortization—discontinued operations	—	—	5,980
Corporate depreciation	(979)	(1,141)	(1,217)
Gain on sale of assets—continuing operations	—	(2,640)	—
Gain on sale of assets—discontinued operations	—	(101,287)	(29,713)
Realized portion of deferred gain on sale leaseback—continuing operations	(200)	(217)	(207)
Realized portion of deferred gain on sale leaseback—discontinued operations	—	(1,214)	(4,465)
Deferred tax expense on realized portion of deferred gain on sale leasebacks	—	379	1,393
Noncontrolling interests adjustments	(501)	(575)	(1,159)
Adjustments from consolidated affiliates	(4,091)	(4,486)	(5,979)
Adjustments from unconsolidated affiliates	15,258	11,763	7,973
FFO	33,479	(11,044)	(158,730)
Redeemable noncontrolling interests	317	546	(528)
FFO—Fully Diluted	33,796	(10,498)	(159,258)
Impairment losses and other charges	18,843	—	141,858
Non-cash mark to market of interest rate swaps—continuing operations	(12,238)	(2,183)	9,014
Non-cash mark to market of interest rate swaps—discontinued operations	—	—	25
Loss on early extinguishment of debt—continuing operations	—	1,237	925
Loss on early extinguishment of debt—discontinued operations	—	—	95
Loss on early termination of derivative financial instruments	—	29,242	18,263
Gain on extinguishment of debt of unconsolidated affiliate	—	—	(11,025)
Foreign currency exchange loss—continuing operations	1,075	2	1,410
Foreign currency exchange loss (gain), net of tax—discontinued operations	535	(51)	(7,421)
Adjustment for Value Creation Plan	1,407	18,607	12,614
Severance charges	2,485	—	—
Management agreement termination fee(a)	7,820	—	—
Comparable FFO	$ 53,723	$ 36,356	$ 6,500

(a) Our share of the Hotel del Coronado management agreement termination fee included in both equity in losses of unconsolidated affiliates and net loss attributable to the noncontrolling interests in consolidated affiliates.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. The majority of our outstanding debt, after considering the effect of interest rate swaps, has a fixed interest rate. We use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings, from lines of credit to medium- and long-term financings. We generally require that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designed to hedge. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors. We use methods which incorporate standard market conventions and techniques such as discounted cash flow analysis and option pricing models to determine fair value. All methods of estimating fair value result in general approximation of value and such value may or may not actually be realized.

See "Item 8. Financial Statements and Supplementary Data—12. Derivatives" for information on our interest rate cap and swap agreements outstanding as of December 31, 2012.

As of December 31, 2012, our total outstanding mortgages and other debt and indebtedness under the bank credit facility totaled approximately $1.3 billion, of which approximately 74.8% was fixed-rate debt when including the effect of interest rate swaps. If market rates of interest on our variable rate debt, including the effect of the interest rate swaps described above, increase by 20%, the increase in interest expense on the variable rate debt would decrease future earnings and cash flows by approximately $0.1 million annually. If market rates of interest on our variable rate debt, including the effect of the swaps, decrease by 10%, the decrease in interest expense on our variable rate debt would increase future earnings and cash flows by approximately $0.1 million annually.

Interest risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of the reduced level of overall economic activity that could exist in that environment. Furthermore, in the event of a 20% increase in the market rates of interest on our variable rate debt as discussed above, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

Currency Exchange Risk

As we have international operations, currency exchange risk arises as a normal part of our business. In particular, we are subject to fluctuations due to changes in foreign exchange rates in the British pound, euro and Mexican peso. We reduce this risk by transacting our international business in local currencies. In this manner, assets and liabilities are matched in the local currency, which reduces the need for dollar conversion. Generally, we do not enter into forward or option contracts to manage our currency exchange risk exposure applicable to net operating cash flows.

To manage the currency exchange risk applicable to equity positions in foreign hotels, we may use long-term mortgage debt denominated in the local currency. In addition, we may enter into forward or option contracts. We do not currently have any currency forward or option contracts.

Our exposure to foreign currency exchange rates relates primarily to our foreign hotels. For our foreign hotels, exchange rates impact the U.S. dollar value of our reported earnings, our investments in the hotels and the intercompany transactions with the hotels.

For the year ended December 31, 2012, approximately 9.4% of our total revenues, were generated outside of the United States, with approximately 4.7% of total revenues generated from the Marriott London Grosvenor Square (which uses the British pound), approximately 4.1% of total revenues generated from the Four Seasons Punta Mita Resort (which uses the Mexican peso), and approximately 0.6% of total revenues generated from the Marriott Hamburg (which uses the euro). As a result, fluctuations in the value of foreign currencies against the U.S. dollar may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. dollars at a weighted average exchange rate for the period. Consequently, as the value of the U.S. dollar changes relative to the currencies of these markets, our reported results vary.

If the U.S. dollar had weakened an additional 10.0% during the year ended December 31, 2012, total revenues and operating income would have changed from the amounts reported by (in millions):

	Mexican Peso	British Pound	Euro	Total
Increase in total revenues	$ 3.3	$ 3.8	$ 0.5	$ 7.6
(Decrease) increase in operating income	$ (1.3)	$ 0.8	$ —	$ (0.5)

Fluctuations in foreign currency exchange rates also impact the U.S. dollar amount of our shareholders' equity. The assets and liabilities of our non-U.S. hotels, whose functional currency is other than the U.S. dollar, are translated into U.S. dollars at exchange rates in effect at the end of the period. The resulting translation adjustments are recorded in shareholders' equity as a component of accumulated other comprehensive loss. If the U.S. dollar had weakened by 10.0% as of December 31, 2012, resulting translation adjustments recorded in shareholders' equity would have decreased by approximately $3.1 million from the amounts reported.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Strategic Hotels & Resorts, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Strategic Hotels & Resorts, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive (loss) income, equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Strategic Hotels & Resorts, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 28, 2013

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Data)

	December 31,	
	2012	2011
Assets		
Investment in hotel properties, net*	$ 1,970,560	$ 1,692,431
Goodwill	40,359	40,359
Intangible assets, net of accumulated amortization of $10,812 and $8,915*	30,631	30,635
Investment in unconsolidated affiliates	112,488	126,034
Cash and cash equivalents*	80,074	72,013
Restricted cash and cash equivalents*	58,579	39,498
Accounts receivable, net of allowance for doubtful accounts of $1,602 and $1,698*	45,620	43,597
Deferred financing costs, net of accumulated amortization of $7,049 and $3,488*	11,695	10,845
Deferred tax assets	2,203	2,230
Prepaid expenses and other assets*	54,208	29,047
Total assets	$ 2,406,417	$ 2,086,689
Liabilities, Noncontrolling Interests and Equity		
Liabilities:		
Mortgages and other debt payable*	$ 1,176,297	$ 1,000,385
Bank credit facility	146,000	50,000
Accounts payable and accrued expenses*	228,397	249,179
Distributions payable	—	72,499
Deferred tax liabilities	47,275	47,623
Total liabilities	1,597,969	1,419,686
Commitments and contingencies (Note 17)		
Noncontrolling interests in SHR's operating partnership	5,463	4,583
Equity:		
SHR's shareholders' equity:		
8.50% Series A Cumulative Redeemable Preferred Stock ($0.01 par value per share; 4,148,141 shares issued and outstanding; liquidation preference $25.00 per share plus accrued distributions and $103,704 and $130,148 in the aggregate)	99,995	99,995
8.25% Series B Cumulative Redeemable Preferred Stock ($0.01 par value per share; 3,615,375 shares issued and outstanding; liquidation preference $25.00 per share plus accrued distributions and $90,384 and $112,755 in the aggregate)	87,064	87,064
8.25% Series C Cumulative Redeemable Preferred Stock ($0.01 par value per share; 3,827,727 shares issued and outstanding; liquidation preference $25.00 per share plus accrued distributions and $95,693 and $119,377 in the aggregate)	92,489	92,489
Common shares ($0.01 par value per share; 350,000,000 and 250,000,000 common shares authorized; 204,308,710 and 185,627,199 common shares issued and outstanding)	2,043	1,856
Additional paid-in capital	1,730,535	1,634,067
Accumulated deficit	(1,245,927)	(1,190,621)
Accumulated other comprehensive loss	(58,871)	(70,652)
Total SHR's shareholders' equity	707,328	654,198
Noncontrolling interests in consolidated affiliates	95,657	8,222
Total equity	802,985	662,420
Total liabilities, noncontrolling interests and equity	$ 2,406,417	$ 2,086,689

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)

CONSOLIDATED BALANCE SHEETS—(CONTINUED)
(In Thousands)

	December 31,	
	2012	2011
***Consolidated Variable Interest Entity's Assets and Liabilities included in the above balances (see note 6):**		
Investment in hotel properties, net	$ 340,456	$ —
Intangible assets, net of accumulated amortization of $113 and $0	277	—
Cash and cash equivalents	2,596	—
Restricted cash and cash equivalents	3,859	—
Accounts receivable, net of allowance for doubtful accounts of $111 and $0	7,508	—
Deferred financing costs, net of accumulated amortization of $398 and $0	4,043	—
Prepaid expenses and other assets	16,762	—
Mortgages and other debt payable	190,000	—
Accounts payable and accrued expenses	10,242	—

The accompanying notes to the consolidated financial statements are an integral part of these statements.

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)

CONSOLIDATED STATEMENTS OF OPERATIONS
(In Thousands, Except Per Share Data)

	For the years ended December 31,		
	2012	2011	2010
Revenues:			
Rooms	$ 446,760	$ 410,315	$ 362,559
Food and beverage	273,857	267,194	238,762
Other hotel operating revenue	82,922	80,907	79,981
Lease revenue	4,778	5,422	4,991
Total revenues	808,317	763,838	686,293
Operating Costs and Expenses:			
Rooms	124,896	114,087	105,142
Food and beverage	199,573	192,028	171,279
Other departmental expenses	211,981	207,664	199,336
Management fees	24,984	24,719	22,911
Other hotel expenses	56,842	53,808	48,781
Lease expense	4,580	4,865	4,566
Depreciation and amortization	103,464	112,062	130,601
Impairment losses and other charges	18,843	—	141,858
Corporate expenses	31,857	39,856	34,692
Total operating costs and expenses	777,020	749,089	859,166
Operating income (loss)	31,297	14,749	(172,873)
Interest expense	(75,489)	(86,447)	(86,285)
Interest income	217	173	430
Loss on early extinguishment of debt	—	(1,237)	(925)
Loss on early termination of derivative financial instruments	—	(29,242)	(18,263)
Equity in (losses) earnings of unconsolidated affiliates	(13,485)	(9,215)	13,025
Foreign currency exchange loss	(1,075)	(2)	(1,410)
Other income, net	1,820	5,767	2,398
Loss before income taxes and discontinued operations	(56,715)	(105,454)	(263,903)
Income tax expense	(1,011)	(970)	(1,408)
Loss from continuing operations	(57,726)	(106,424)	(265,311)
(Loss) income from discontinued operations, net of tax	(535)	101,572	34,511
Net Loss	(58,261)	(4,852)	(230,800)
Net loss attributable to the noncontrolling interests in SHR's operating partnership	184	29	1,687
Net loss (income) attributable to the noncontrolling interests in consolidated affiliates	2,771	(383)	(1,938)
Net Loss Attributable to SHR	(55,306)	(5,206)	(231,051)
Preferred shareholder dividends	(24,166)	(18,482)	(30,886)
Net Loss Attributable to SHR Common Shareholders	$ (79,472)	$ (23,688)	$ (261,937)
Amounts Attributable to SHR:			
Loss from continuing operations	$ (54,771)	$ (106,311)	$ (265,306)
(Loss) income from discontinued operations	(535)	101,105	34,255
Net loss	$ (55,306)	$ (5,206)	$ (231,051)
Basic Loss Per Share:			
Loss from continuing operations attributable to SHR common shareholders	$ (0.40)	$ (0.70)	$ (2.41)
(Loss) income from discontinued operations attributable to SHR common shareholders	—	0.57	0.28
Net loss attributable to SHR common shareholders	$ (0.40)	$ (0.13)	$ (2.13)
Weighted average common shares outstanding	201,109	176,576	122,933
Diluted Loss Per Share:			
Loss from continuing operations attributable to SHR common shareholders	$ (0.40)	$ (0.70)	$ (2.41)
(Loss) income from discontinued operations attributable to SHR common shareholders	—	0.57	0.28
Net loss attributable to SHR common shareholders	$ (0.40)	$ (0.13)	$ (2.13)
Weighted average common shares outstanding	201,109	176,576	122,933

The accompanying notes to the consolidated financial statements are an integral part of these statements.

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In Thousands)

	For the years ended December 31,		
	2012	2011	2010
Net loss	$ (58,261)	$ (4,852)	$ (230,800)
Other comprehensive income (loss):			
Gain (loss) on currency translation adjustments	725	(8,911)	(24,339)
Gain (loss) on derivatives and other activity	11,056	45,423	(13,484)
Other comprehensive income (loss)	11,781	36,512	(37,823)
Comprehensive (loss) income	(46,480)	31,660	(268,623)
Comprehensive loss (income) attributable to the noncontrolling interests in SHR's operating partnership	133	(140)	2,061
Comprehensive loss (income) attributable to the noncontrolling interests in consolidated affiliates	2,771	(383)	(1,938)
Comprehensive (Loss) Income Attributable to SHR	$ (43,576)	$ 31,137	$ (268,500)

The accompanying notes to the consolidated financial statements are an integral part of these statements.

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)

CONSOLIDATED STATEMENTS OF EQUITY
(In Thousands)

	For the years ended December 31,		
	2012	2011	2010
8.50% Series A Cumulative Redeemable Preferred Stock			
Balance, beginning of year	$ 99,995	$ 108,206	$ 108,206
Preferred stock tender	—	(8,211)	—
Balance, end of year	$ 99,995	$ 99,995	$ 108,206
8.25% Series B Cumulative Redeemable Preferred Stock			
Balance, beginning of year	$ 87,064	$ 110,775	$ 110,775
Preferred stock tender	—	(23,711)	—
Balance, end of year	$ 87,064	$ 87,064	$ 110,775
8.25% Series C Cumulative Redeemable Preferred Stock			
Balance, beginning of year	$ 92,489	$ 138,940	$ 138,940
Preferred stock tender	—	(46,451)	—
Balance, end of year	$ 92,489	$ 92,489	$ 138,940
Common shares			
Balance, beginning of year	$ 1,856	$ 1,513	$ 752
Restricted stock units redeemed for SHR common shares	2	2	2
Issuance of common shares	185	341	759
Balance, end of year	$ 2,043	$ 1,856	$ 1,513
Additional paid-in capital			
Balance, beginning of year	$ 1,634,067	$ 1,553,286	$ 1,233,856
Issuance of common shares	119,415	212,376	348,381
Offering costs	(5,538)	(757)	(16,674)
Acquisition of additional ownership interests in consolidated affiliates	(1,079)	(63,602)	—
Distributions to holders of noncontrolling interests in consolidated affiliates	1,789	—	—
Preferred stock tender	(54)	(9,464)	—
Declared distributions to preferred shareholders	(24,166)	(72,499)	—
Exchangeable notes tender	—	—	(10,125)
Share-based compensation	7,165	14,290	1,868
Adjustment for noncontrolling interest ownership in SHR's operating partnership	(326)	(42)	(670)
Redemption value adjustment	(738)	479	(3,350)
Balance, end of year	$ 1,730,535	$ 1,634,067	$ 1,553,286
Accumulated deficit			
Balance, beginning of year	$ (1,190,621)	$ (1,185,294)	$ (954,208)
Net loss attributable to SHR	(55,306)	(5,206)	(231,051)
Acquisition of additional ownership interests in consolidated affiliates	—	(121)	—
Distributions to shareholders	—	—	(35)
Balance, end of year	$ (1,245,927)	$ (1,190,621)	$ (1,185,294)
Accumulated other comprehensive loss			
Balance, beginning of year	$ (70,652)	$ (107,164)	$ (69,341)
Currency translation adjustments	725	(8,911)	(24,339)
Derivatives and other activity	11,056	45,423	(13,484)
Balance, end of year	$ (58,871)	$ (70,652)	$ (107,164)
Total SHR's Shareholders' Equity	$ 707,328	$ 654,198	$ 620,262

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)
CONSOLIDATED STATEMENTS OF EQUITY—(CONTINUED)
(In Thousands)

	For the years ended December 31,		
	2012	2011	2010
Noncontrolling interests in consolidated affiliates			
Balance, beginning of year	$ 8,222	$ 25,082	$ 23,188
Net (loss) income	(2,771)	383	1,938
Contributions from holders of noncontrolling interests in consolidated affiliates	96,417	—	—
Distributions to holders of noncontrolling interests in consolidated affiliates	(3,069)	(1,277)	(31)
Acquisition of additional ownership interests	(3,077)	(26,581)	—
Noncontrolling interest assumed	—	10,725	—
Other	(65)	(110)	(13)
Balance, end of year	$ 95,657	$ 8,222	$ 25,082
Total Equity	$ 802,985	$ 662,420	$ 645,344

The accompanying notes to the consolidated financial statements are an integral part of these statements.

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	For the years ended December 31,		
	2012	2011	2010
Operating Activities:			
Net loss	$ (58,261)	$ (4,852)	$ (230,800)
Adjustments to reconcile net loss to net cash provided by operating activities (including discontinued operations):			
Deferred income tax (benefit) expense	(217)	(414)	977
Depreciation and amortization	103,464	112,062	136,581
Amortization of deferred financing costs, discount and interest rate swap costs	12,742	19,835	38,323
Non-cash impairment losses and other charges	18,843	—	141,858
Loss on early extinguishment of debt	—	1,237	1,020
Loss on early termination of derivative financial instruments	—	29,242	18,263
Equity in losses (earnings) of unconsolidated affiliates	13,485	9,215	(13,025)
Share-based compensation	7,756	22,070	14,571
Gain on disposal of assets, net of tax	—	(103,927)	(29,713)
Foreign currency exchange loss (gain)	1,610	(49)	(5,982)
Recognition of deferred gains	(200)	(1,431)	(4,671)
Mark to market of derivative financial instruments	(12,224)	(2,183)	9,037
(Increase) decrease in accounts receivable	(1,787)	(2,965)	8,259
(Increase) decrease in prepaid expenses and other assets	(1,646)	(3,239)	1,487
(Decrease) increase in accounts payable and accrued expenses	(4,982)	1,140	(4,889)
Net cash provided by operating activities	78,583	75,741	81,296
Investing Activities:			
Acquisition of hotel investment	(350,333)	—	—
Proceeds from sale of investments	—	9,000	—
Proceeds from sales of assets	1,991	58,012	3,564
Proceeds from promissory note	—	—	1,850
Investment in unconsolidated affiliate	(9,050)	—	—
Cash received from unconsolidated affiliates	9,111	1,080	1,444
Unconsolidated affiliates recapitalizations	—	(93,813)	—
Unrestricted cash acquired through acquisition and recapitalization	183	30,600	—
Unrestricted cash sold or contributed	—	(6,935)	(3,373)
Increase in escrow deposits	—	(1,050)	—
Decrease (increase) in security deposits related to sale-leasebacks	—	1,270	(297)
Acquisition of note receivable	(9,457)	—	—
Capital expenditures	(61,100)	(49,799)	(32,955)
Increase in restricted cash and cash equivalents	(21,412)	(9,918)	(15,193)
Net cash used in investing activities	(440,067)	(61,553)	(44,960)
Financing Activities:			
Proceeds from issuance of common stock	119,600	50,000	349,140
Equity issuance costs	(5,538)	(761)	(17,308)
Preferred stock tender	—	(86,127)	—
Preferred stock tender costs	(54)	(1,710)	—
Borrowings under bank credit facility	307,000	375,500	100,500
Payments on bank credit facility	(211,000)	(353,500)	(250,500)
Exchangeable senior notes tender	—	—	(180,000)
Proceeds from mortgages	280,000	470,000	—
Payments on mortgages and other debt	(109,134)	(409,047)	(32,501)
Contributions from holders of noncontrolling interests in consolidated affiliates	96,417	—	—
Acquisition of noncontrolling interest in consolidated affiliates	(4,156)	(19,522)	—
Debt financing costs	(4,829)	(12,545)	(175)
Distributions to preferred shareholders	(96,665)	—	—
Distributions to holders of noncontrolling interests in consolidated affiliates	(1,280)	(1,277)	(31)
Interest rate swap costs	—	(33,340)	(35,152)
Other financing activities	(846)	(559)	(773)
Net cash provided by (used in) financing activities	369,515	(22,888)	(66,800)
Effect of exchange rate changes on cash	30	(1,128)	(4,005)
Net change in cash and cash equivalents	8,061	(9,828)	(34,469)
Change in cash of assets held for sale	—	2,999	(2,999)
Cash and cash equivalents, beginning of year	72,013	78,842	116,310
Cash and cash equivalents, end of year	$ 80,074	$ 72,013	$ 78,842

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES (SHR)
CONSOLIDATED STATEMENTS OF CASH FLOWS—(CONTINUED)
(In Thousands)

	For the years ended December 31,		
	2012	2011	2010
Supplemental Schedule of Non-Cash Investing and Financing Activities:			
Acquisition of hotel properties (see note 3)	$ —	$ 89,273	$ —
Acquisition of noncontrolling interest (see note 11)	$ —	$ 70,300	$ —
(Gain) loss on mark to market of derivative instruments (see notes 2 and 12)	$ (3,136)	$ 1,854	$ 35,166
Distributions declared and payable to preferred shareholders (see note 11)	$ —	$ 72,499	$ —
Increase (decrease) in capital expenditures recorded as liabilities	$ 3,830	$ 220	$ (268)
Cash Paid For:			
Interest, net of interest capitalized	$ 73,443	$ 68,599	$ 50,230
Income taxes, net of refunds	$ 77	$ 3,200	$ 2,554

The accompanying notes to the consolidated financial statements are an integral part of these statements.

STRATEGIC HOTELS & RESORTS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL

Strategic Hotels & Resorts, Inc. (SHR and, together with its subsidiaries, the Company) was incorporated in January 2004 to acquire and asset-manage upper upscale and luxury hotels that are subject to long-term management contracts. As of December 31, 2012, the Company's portfolio included 18 full-service hotel interests located in urban and resort markets in the United States; Punta Mita, Nayarit, Mexico; Hamburg, Germany; and London, England. The Company operates in one reportable business segment, hotel ownership.

SHR operates as a self-administered and self-managed real estate investment trust (REIT), which means that it is managed by its board of directors and executive officers. A REIT is a legal entity that holds real estate interests and, through payments of dividends to stockholders, is permitted to reduce or avoid federal income taxes at the corporate level. For SHR to continue to qualify as a REIT, it cannot operate hotels; instead it employs internationally known hotel management companies to operate its hotels under management contracts. SHR conducts its operations through its direct and indirect subsidiaries, including its operating partnership, Strategic Hotel Funding, L.L.C. (SH Funding), which currently holds substantially all of the Company's assets. SHR is the sole managing member of SH Funding and holds approximately 99% of its membership units as of December 31, 2012. SHR manages all business aspects of SH Funding, including the sale and purchase of hotels, the investment in these hotels and the financing of SH Funding and its assets.

As of December 31, 2012, SH Funding owned interests in or leased the following 18 hotels:

1. Fairmont Chicago
2. Fairmont Scottsdale Princess[(1)]
3. Four Seasons Jackson Hole
4. Four Seasons Punta Mita Resort
5. Four Seasons Silicon Valley
6. Four Seasons Washington, D.C.
7. Hotel del Coronado[(2)]
8. Hyatt Regency La Jolla[(3)]
9. InterContinental Chicago
10. InterContinental Miami
11. JW Marriott Essex House Hotel[(4)]
12. Loews Santa Monica Beach Hotel
13. Marriott Hamburg[(5)]
14. Marriott Lincolnshire Resort[(6)]
15. Marriott London Grosvenor Square[(6)]
16. Ritz-Carlton Half Moon Bay
17. Ritz-Carlton Laguna Niguel
18. Westin St. Francis

(1) This property is owned by an unconsolidated affiliate in which the Company indirectly holds an interest (see note 7). One land parcel at this property is subject to a ground lease arrangement.
(2) This property is owned by an unconsolidated affiliate in which the Company indirectly holds an interest (see note 7).
(3) This property is owned by a consolidated affiliate in which the Company holds an interest (see note 11).
(4) This property is owned by a consolidated affiliate in which the Company holds an interest (see notes 3 and 6).
(5) The Company has a leasehold interest in this property.
(6) These properties are subject to ground lease arrangements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The accompanying consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The accompanying consolidated financial statements include the accounts of the Company and other entities in which the Company has a controlling interest.

If SH Funding determines that it is the holder of a variable interest in a variable interest entity (VIE), and it is the primary beneficiary, then SH Funding will consolidate the entity. At December 31, 2012, SH Funding consolidated one VIE, the entity that owns the JW Marriott Essex House Hotel (see note 6). For entities that are not considered VIEs, SH Funding consolidates those entities it controls. At December 31, 2012, SH Funding owned a 90.9% controlling interest in SHR del Partners, L.P., formerly, SHC KSL Partners, LP, that owns both a condominium-hotel development adjacent to the Hotel del Coronado (North Beach Venture) and a 40.0% interest in the Hotel del Coronado Venture (see note 7) and a controlling interest in the entity that owns the Hyatt Regency La Jolla hotel, which are consolidated in the accompanying financial statements. It accounts for those entities over which it has a significant influence but does not control using the equity method of accounting. At December 31, 2012, SH Funding owned interests in the Fairmont Scottsdale Princess (Fairmont Scottsdale Princess Venture), the Hotel del

Coronado (Hotel del Coronado Venture), and the Four Seasons Residence Club Punta Mita (RCPM) (see note 7), which are unconsolidated affiliates in the accompanying financial statements that are accounted for using the equity method of accounting.

All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates:

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Investment in Hotel Properties and Depreciation:

Investment in hotel properties consists of land, land held for development, a leasehold interest, buildings, building and leasehold improvements, site improvements and furniture, fixtures and equipment.

Depreciation is computed on a straight-line basis over the following useful lives:

Leasehold interest	Life of lease (51 years)
Buildings	39 years
Building and leasehold improvements	5 – 10 years
Site improvements	15 years
Furniture, fixtures & equipment	3-5 years

Hotel improvements in progress include costs incurred for capital projects for hotels that are in the process of being developed, renovated, rehabilitated or expanded. Completed renovations and improvements are capitalized and depreciated over their estimated useful lives. Interest expense and certain other costs as well as project related salary and benefit costs incurred during a renovation or development period are capitalized and depreciated over the lives of the related assets. Costs incurred for repairs and maintenance are expensed.

Assets to be disposed of are reported at the lower of the carrying amount or estimated fair value less costs to sell. The Company classifies the operations of hotels sold or held for sale as discontinued operations (see note 5).

Goodwill:

Goodwill is the excess of the allocated purchase price over the fair value of the net assets at the time a property is acquired. The changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
Balance at the beginning of the year		
Goodwill	$ 316,945	$ 316,945
Accumulated impairment losses	(276,586)	(276,586)
	40,359	40,359
Goodwill related to sales of hotels	—	—
Accumulated impairment losses related to sales of hotels	—	—
Balance at the end of the year		
Goodwill	316,945	316,945
Accumulated impairment losses	(276,586)	(276,586)
	$ 40,359	$ 40,359

Intangible Assets:

Intangible assets at December 31, 2012 and 2011 include (in thousands):

	2012	2011	Useful Life
Below market ground lease	$ 33,922	$ 32,450	Term of lease (51 years)
Golf course use agreement	1,500	1,500	14 years
Advanced bookings	4,050	3,660	Period of booking (up to 8 years)
Land development entitlements	1,971	1,940	Two years
	41,443	39,550	
Accumulated amortization	(10,812)	(8,915)	
Intangible assets, net	$ 30,631	$ 30,635	

Amortization of intangible assets is computed on a straight-line basis over the respective useful lives. For the years ended December 31, 2012, 2011 and 2010, amortization expense of intangible assets was $1,704,000, $2,414,000, and $2,211,000, respectively. The estimated future aggregate annual amortization expense for intangible assets at December 31, 2012 is summarized as follows (in thousands):

Years ending December 31,	
2013	$ 1,523
2014	934
2015	760
2016	760
2017	760
Thereafter	25,894
Total	$ 30,631

Impairment:

Investment in Hotel Properties (Long-Lived Assets)

The Company reviews its investment in hotel properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the estimated future undiscounted cash flows derived from the asset are less than its carrying amount. The impairment loss is measured as the excess of the carrying value over the fair value of the asset, with fair value determined based on estimated future discounted cash flows or other relevant data as to the fair value of the asset (Level 3 inputs).

Goodwill

Goodwill is reviewed for impairment at least annually as of December 31 and whenever circumstances or events indicate potential impairment. The measurement of impairment of goodwill consists of two steps. In the first step, the Company compares the fair value of each reporting unit, which for the Company is each hotel property, to its carrying value. The assessment of fair values of the hotel properties incorporates unobservable inputs (Level 3), including existing market-based considerations, as well as discounted cash flow analysis of the Company's projections. When the fair value of the property is less than its carrying value, the Company is required to perform a second step in order to determine the implied fair value of each reporting unit's goodwill, and to compare it to the carrying value of the reporting unit's goodwill. The activities in the second step include hypothetically valuing all of the tangible and intangible assets and liabilities of the impaired reporting unit as if the reporting unit had been acquired in a business combination, which includes valuing all of the Company's intangibles, even if they are not currently recorded within the carrying value. For reporting units with zero or negative carrying values, the second step is only performed if qualitative factors indicate that it is more likely than not that a goodwill impairment exists.

Intangible Assets

Intangible assets are reviewed for impairment whenever circumstances or events indicate potential impairment, as part of the Company's investment in hotel properties impairment process described above.

Investment in Unconsolidated Affiliates

A series of operating losses of an investee or other factors may indicate that a decrease in value of the Company's investment in unconsolidated affiliates has occurred which is other-than-temporary. Accordingly, the investment in each of the unconsolidated affiliates is evaluated periodically for valuation declines that are other-than-temporary. If the investment is other than temporarily impaired, the Company writes down the investment to its estimated fair value. The Company also considers any impairments in the underlying real estate investments, the ownership and distribution preferences and limitations and rights to sell and repurchase of its ownership interests.

Deferred Financing Costs:

Deferred financing costs consist of loan fees and other costs incurred in connection with obtaining loans. The deferred financing costs have been capitalized and are being amortized to interest expense over the initial maturity of the underlying loans using the straight-line method, which approximates the effective interest method. Upon early extinguishment of the debt, the unamortized deferred financing costs are written off and included in loss on early extinguishment of debt.

Inventories:

Inventories located at the hotel properties consist primarily of food and beverage stock. These items are stated at the lower of cost, as determined by an average cost method, or market and are included in prepaid expenses and other assets on the accompanying consolidated balance sheets.

Cash and Cash Equivalents:

The Company considers all cash on hand, demand deposits with financial institutions and short-term highly liquid investments with purchased or original maturities of three months or less to be cash equivalents.

Restricted Cash and Cash Equivalents:

As of December 31, 2012 and 2011, restricted cash and cash equivalents included $33,832,000 and $19,135,000, respectively, that will be used for property and equipment replacement in accordance with hotel management or lease agreements. At December 31, 2012 and 2011, restricted cash and cash equivalents also included reserves of $24,747,000 and $20,363,000, respectively, required by loan and other agreements.

Foreign Currency:

Foreign currency-denominated assets and liabilities, where the functional currency is the local currency, are translated into U.S. dollars at the exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates during the respective periods. Gains and losses from foreign currency translation, where the functional currency is the local currency, are recorded as a separate component of accumulated other comprehensive loss within shareholders' equity.

Revenue Recognition:

Revenues include rooms, food and beverage and other hotel operating revenue such as Internet access, telephone, parking, golf course, spa, retail and space rentals. These revenues are recorded net of taxes collected from customers and remitted to government authorities and are recognized as the related services are rendered. Lease revenue is based on an annual base rent plus additional rent contingent on the hotel meeting performance thresholds, as defined in the lease agreement. Lease revenue is recognized on an accrual basis pursuant to the terms of the lease.

Noncontrolling Interests:

Redeemable Noncontrolling Interests (Temporary Equity)

Third party noncontrolling partners own an approximate one percent interest in SH Funding. The interests held by these noncontrolling partners are stated at the greater of carrying value or their redemption value and are presented as noncontrolling interests in SHR's operating partnership on the consolidated balance sheets. Net loss attributable to the noncontrolling interest partners is presented as noncontrolling interests in SHR's operating partnership in the consolidated statements of operations. Net loss and other comprehensive income (loss) are attributed to noncontrolling interest partners in SH Funding based on their weighted average ownership percentages during the period. The ownership percentage is calculated by dividing the number of units held by the noncontrolling interest partners by the sum of units held by SHR and the units held by noncontrolling interest partners, all calculated based on the weighted average days outstanding at the end of the period.

These noncontrolling partners have a right to exercise a redemption right to require SH Funding to redeem all or a portion of the units held by the noncontrolling interest partners on a specified redemption date at a redemption price equal to the number of operating partnership units multiplied by SHR's common stock price and in the form of a cash amount. SH Funding is not obligated to satisfy the redemption right if SHR elects to purchase the units. SHR has the sole and absolute discretion to purchase the units. If it does purchase the units, SHR has the sole and absolute discretion to pay either in cash or shares.

The following table reflects the activity of the noncontrolling interests in SHR's operating partnership for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Noncontrolling interests in SHR's operating partnership			
Balance, beginning of year	$ 4,583	$ 5,050	$ 2,717
Common shares issued	468	1,003	—
Net loss	(184)	(29)	(1,687)
Currency translation adjustments	3	(42)	(153)
Derivatives activity	48	211	(221)
Share-based compensation	30	66	14
Redemption value adjustment	738	(479)	3,350
Other	(223)	(1,197)	1,030
Balance, end of year	$ 5,463	$ 4,583	$ 5,050

The historical cost of the redeemable noncontrolling interests is based on the proportional relationship between the carrying value of equity associated with SHR's common shareholders relative to that of the unitholders of SH Funding, as SH Funding units may be exchanged into shares of SHR common stock on a one-for-one basis. As of December 31, 2012, 2011 and 2010, the redeemable noncontrolling interests had a redemption value of approximately $5,463,000 (based on SHR's common closing share price of $6.40 on December 31, 2012), $4,583,000 (based on SHR's common closing share price of $5.37 on December 30, 2011), and $5,050,000 (based on SHR's common closing share price of $5.29 on December 31, 2010), respectively.

Nonredeemable Noncontrolling Interests

The Company also consolidates affiliates that it controls but does not wholly own. The ownership interests held by the third party noncontrolling partners are presented as noncontrolling interests in consolidated affiliates in the Company's consolidated balance sheets. The net (loss) income attributed to the noncontrolling partners is presented as noncontrolling interests in consolidated affiliates in the consolidated statements of operations. The activity for the noncontrolling interests in consolidated affiliates for the years ended December 31, 2012, 2011 and 2010 is presented in the Company's consolidated statements of equity.

Income Taxes:

SHR has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the Tax Code). As a REIT, SHR generally will not be subject to U.S. federal income tax if it distributes 100% of its annual taxable income to its shareholders. As a REIT, SHR is subject to a number of organizational and operational requirements. If it fails to qualify as a REIT in any taxable year, SHR will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. Even if it qualifies for taxation as a REIT, it may be subject to foreign, state and local income taxes and to U.S. federal income tax and excise tax on its undistributed income. In addition, taxable income from SHR's taxable REIT subsidiaries is subject to federal, foreign, state and local income taxes. Also, the foreign countries where the Company has operations do not recognize REITs under their respective tax laws. Accordingly, the Company is subject to tax in those jurisdictions.

Deferred tax assets and liabilities are established for net operating loss carryforwards and temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the net operating loss carryforwards are utilized and when the temporary differences reverse. The Company evaluates uncertain tax positions in accordance with applicable accounting guidance. A valuation allowance for deferred tax assets is provided if the Company believes all or some portion of the deferred tax asset may not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances that causes a change in the estimated realizability of the related deferred tax asset is included in earnings.

The Company completed an equity offering during the second quarter of 2010 (see note 11), which resulted in an ownership change under Section 382 of the Tax Code. As a result, some of the Company's net operating loss carryforwards were reduced or eliminated in accordance with the provisions of Section 382. A full valuation reserve has been provided against net operating loss carryforwards not subject to Section 382 due to uncertainty of realization. Therefore, the ownership change had no impact to the statements of operations.

Per Share Data:

Basic loss per share is computed by dividing the net loss attributable to SHR common shareholders by the weighted average common shares outstanding during each period. Diluted loss per share is computed by dividing the net loss attributable to SHR common shareholders as adjusted for the impact of dilutive securities, if any, by the weighted average common shares outstanding plus potentially dilutive securities. Dilutive securities may include restricted stock units (RSUs), options to purchase shares of SHR common stock (Options), stock units payable in SHR's common stock under the Company's Deferral Program (as defined in note 13) (Deferral Program Stock Units) and noncontrolling interests that have an option to exchange their interests to shares of SHR common stock. No effect is shown for securities that are anti-dilutive. The following table sets forth the components of the calculation of loss from continuing operations attributable to SHR common shareholders for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Numerator - Basic:			
Loss from continuing operations attributable to SHR	$ (54,771)	$ (106,311)	$ (265,306)
Preferred shareholder dividends	(24,166)	(29,206)	(30,886)
Preferred stock tender(a)	—	10,724	—
Loss from continuing operations attributable to SHR common shareholders	$ (78,937)	$ (124,793)	$ (296,192)
Numerator - Diluted:			
Loss from continuing operation attributable to SHR common shareholders	(78,937)	(124,793)	(296,192)
Adjustment for noncontrolling interests in consolidated affiliates (see note 6)	—	—	—
Loss from continuing operations attributable to SHR common shareholders - diluted	$ (78,937)	$ (124,793)	$ (296,192)
Denominator:			
Weighted average common shares - basic	201,109	176,576	122,933
Potentially dilutive securities	—	—	—
Weighted average common shares - diluted	201,109	176,576	122,933

(a) On December 19, 2011, SHR purchased a portion of its outstanding shares of preferred stock (see note 11). For purposes of calculating loss per share, the difference between the fair value of the consideration paid and the carrying amount of the shares of preferred stock tendered is an adjustment to net loss attributable to SHR common shareholders. The carrying value of the preferred stock is reduced by any related offering costs and increased by any previously deducted cumulative undeclared dividends that are forfeited. The total consideration paid was $86,127,000 and the net carrying value of the shares of preferred stock was $96,851,000, which included $18,478,000 of previously deducted preferred shareholder dividends that were forfeited. The full impact of the preferred stock tender on the calculation of net loss attributable to SHR common shareholders was recorded in the fourth quarter of 2011.

Securities that could potentially dilute basic loss per share in the future that are not included in the computation of diluted loss per share because they are anti-dilutive as of December 31, 2012, 2011 and 2010 are as follows (in thousands):

	2012	2011	2010
Noncontrolling interests in SHR's operating partnership	853	853	955
Noncontrolling interests in consolidated affiliates	11,893	—	—
Options, RSUs and Deferral Program Stock Units	2,809	3,124	1,708

Accumulated Other Comprehensive Loss:

The Company's accumulated other comprehensive loss (OCL) results from mark to market of certain derivative financial instruments and unrealized gains or losses on foreign currency translation adjustments (CTA). The following table provides the components of accumulated OCL as of December 31, 2012, 2011, and 2010 (in thousands):

	Derivative and Other Activity	CTA	Accumulated OCL
Balance at January 1, 2010	$ (81,449)	$ 12,108	$ (69,341)
Other comprehensive loss	(13,484)	(24,339)	(37,823)
Balance at December 31, 2010	(94,933)	(12,231)	(107,164)
Other comprehensive income (loss)	45,423	(8,911)	36,512
Balance at December 31, 2011	(49,510)	(21,142)	(70,652)
Other comprehensive income	11,056	725	11,781
Balance at December 31, 2012	$ (38,454)	$ (20,417)	$ (58,871)

Derivative Instruments and Hedging Activities:

The Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and resulting designation.

Fair Value of Financial and Nonfinancial Instruments:

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy has been established that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Business Combinations:

The Company recognizes identifiable assets acquired, liabilities assumed, non-controlling interests and contingent liabilities assumed in a business combination at their fair values at the acquisition date based on the exit price (the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date). Furthermore, acquisition-related costs, such as due diligence, legal and accounting fees, are not capitalized or applied in determining the fair value of the acquired assets. In certain situations, a deferred tax liability is created due to the difference between the fair value and the tax basis of the asset at the acquisition date, which also may result in a goodwill asset being recorded. The goodwill that is recorded as a result of this difference is not subject to amortization.

New Accounting Guidance:

In December 2011, the Financial Accounting Standards Board (FASB) clarified that when a parent (reporting entity) ceases to have a controlling financial interest in a subsidiary that is in substance real estate as a result of a default on the subsidiary's nonrecourse debt, the reporting entity should apply the guidance on sales of real estate. The provisions are effective for public companies for fiscal years and interim periods within those years, beginning on or after June 15, 2012. When adopted, the new guidance is not expected to materially impact the Company's financial statements.

In September 2011, the FASB amended its guidance on the testing of goodwill impairment to allow an entity the option to first assess qualitative factors to determine whether the current two-step process is necessary. Under the amended guidance, the calculation of the reporting unit's fair value (step one of the goodwill impairment test) is not required unless, as a result of the qualitative assessment, it is more likely than not that the fair value of the reporting unit is less than the unit's carrying amount. If it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, further testing of goodwill for impairment would not be performed. The Company adopted the new guidance on January 1, 2012 and the guidance did not have a material impact on the Company's financial statements.

In June 2011, the FASB issued new guidance that amends current comprehensive income guidance. The new guidance eliminates the option to present the components of other comprehensive income as part of the statement of shareholders' equity. Instead, the Company must report comprehensive income in either a single continuous statement of comprehensive income which contains two sections, net income and other comprehensive income, or in two separate but consecutive statements. Additionally, the guidance requires an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. The Company adopted the new guidance on January 1, 2012, except for the presentation requirements for reclassification adjustments, which has been deferred indefinitely. The adoption of the new guidance did not have a material impact on the Company's financial statements.

In February 2013, the FASB issued new guidance to require an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. For other amounts not required to be reclassified in their entirety to net income in the same reporting period, a cross-reference to other disclosures that provide additional detail about the reclassification amounts is required. The provisions are effective for reporting periods beginning after December 15, 2012. When adopted, the new guidance is not expected to have a material impact on the Company's financial statements.

3. INVESTMENT IN HOTEL PROPERTIES, NET

The following summarizes the Company's investment in hotel properties as of December 31, 2012 and 2011, excluding the leasehold interest in the Marriott Hamburg and unconsolidated affiliates (in thousands):

	2012	2011
Land	$ 565,000	$ 334,048
Land held for development	78,000	103,089
Leasehold interest	11,633	11,633
Buildings	1,409,406	1,316,029
Building and leasehold improvements	91,523	80,134
Site improvements	29,207	29,205
Furniture, fixtures and equipment	492,240	431,502
Improvements in progress	20,678	14,726
Total investment in hotel properties	2,697,687	2,320,366
Less accumulated depreciation	(727,127)	(627,935)
Total investment in hotel properties, net	$ 1,970,560	$ 1,692,431
Consolidated hotel properties	15	14
Consolidated hotel rooms (unaudited)	6,587	6,078

Acquisition of Hotels

On September 14, 2012, the Company closed on the acquisition of the JW Marriott Essex House Hotel located in New York, New York for a purchase price, net of working capital prorations, of approximately $350,333,000. In connection with the closing of the acquisition, the Company formed a joint venture arrangement with affiliates of KSL Capital Partners, LLC (KSL) (Essex House Hotel Venture) to fund the equity portion of the purchase price. The Company contributed cash of $89,147,000 to acquire a 51.0% controlling interest in the Essex House Hotel Venture, and KSL contributed cash of $85,651,000 to acquire a 49.0% interest. The Essex House Hotel Venture secured a $190,000,000 first mortgage to fund the remaining balance of the purchase price (see note 10). The Essex House Hotel Venture is a variable interest entity that the Company has consolidated because it determined that it is the primary beneficiary (see note 6). At the time of the acquisition, the Company recorded $85,651,000 as noncontrolling interests in consolidated affiliates on the balance sheet, which reflected KSL's initial equity interest in the Essex House Hotel Venture.

The acquisition of the JW Marriott Essex House Hotel is consistent with the Company's strategy of focusing on the acquisition of upper upscale and luxury hotels in select urban and resort markets with strong growth characteristics and high barriers to entry where it believes there are opportunities to add value. The Essex House Hotel Venture incurred acquisition costs of $3,208,000 for the year ended December 31, 2012, that are included in corporate expenses on the statement of operations.

The JW Marriott Essex House Hotel was accounted for as a business combination, and the assets and liabilities and results of operations of the hotel have been consolidated in the financial statements since the date of purchase. Due to the acquisition completion date near the December 31, 2012 year-end, the allocation of the purchase price is preliminary, pending the settlement of working capital prorations, and is based on the initial accounting of the assets acquired and liabilities assumed at their respective estimated fair values on the acquisition date of September 14, 2012. The final allocation of the purchase price may result in adjustments to the recognized amounts of assets and liabilities, which could be significant. The Company expects to finalize the preliminary allocation as soon as possible, but no later than one year from the acquisition date.

On March 11, 2011, the Company acquired the Four Seasons Silicon Valley and Four Seasons Jackson Hole hotels in exchange for an aggregate of 15,200,000 shares of SHR's common stock at a price of $6.08 per share based on the March 11, 2011 SHR common share closing price, or approximately $92,416,000.

The preliminary allocation of the purchase price for the acquisition of the JW Marriott Essex House Hotel and the final allocation of the purchase price for the acquisitions of the Four Seasons Silicon Valley and Four Seasons Jackson Hole hotels are as follows (in thousands):

	JW Marriott Essex House	Four Seasons Silicon Valley	Four Seasons Jackson Hole
Land	$ 230,951	$ 5,518	$ 19,669
Buildings	88,470	27,269	33,450
Site improvements	—	400	444
Furniture, fixtures and equipment	21,927	2,827	4,236
Other assets	13,067	—	—
Intangible assets	390	88	372
Net working capital	(4,472)	378	(2,235)
	$ 350,333	$ 36,480	$ 55,936

The impact to revenues and net loss attributable to SHR common shareholders from the acquisition of the JW Marriott Essex House Hotel since acquisition for the year ended December 31, 2012 is as follows (in thousands):

	2012
Increase in revenues	$ 28,463
Increase in net loss attributable to SHR common shareholders	$ (1,502)

The acquisition of the JW Marriott Essex House Hotel had a material effect on the Company's results of operations. On an unaudited pro forma basis, revenues, net loss attributable to SHR common shareholders and basic and diluted loss attributable to SHR common shareholders per share for the years ended December 31, 2012 and 2011 are as follows as if this acquisition had occurred on January 1, 2011 (in thousands):

	2012	2011
Total revenue	$ 862,118	$ 847,502
Net loss	$ (78,511)	$ (25,869)
Preferred shareholder dividends	$ (24,166)	$ (18,482)
Net loss attributable to SHR common shareholders	$ (89,716)	$ (34,310)
Net loss attributable to SHR common shareholders per share:		
Basic	$ (0.45)	$ (0.19)
Diluted	$ (0.47)	$ (0.19)

Note Receivable

In January 2012, the Company acquired, at a discount to par value, a note receivable that is secured by a property adjacent to the Fairmont Chicago hotel for $10,507,000, of which $1,050,000 was paid as an escrow deposit during the year ended December 31, 2011.

4. IMPAIRMENT LOSSES AND OTHER CHARGES

Goodwill Impairment Losses

The Company performed its annual impairment test of goodwill and did not record any goodwill impairment losses for the years ended December 31, 2012, 2011, and 2010. However, if deterioration in economic and market conditions occurs, it may present a potential for impairment charges of the Company's goodwill subsequent to December 31, 2012. Any such adjustments could be material, but will be non-cash.

Long-Lived Asset and Intangible Asset Impairment Losses

The Company performed an impairment test of the long-lived assets related to a Mexico development site during the fourth quarter of 2012 as a result of a change in the anticipated holding period for this land. The Company determined that the land's carrying value exceeded the fair value, with fair value determined based on an estimated future discounted cash flow analysis (Level 3 inputs). In the analysis of fair value, the Company considered an external independent valuation, which used a discounted cash flow analysis taking into account the expected cash flows, the anticipated holding period and proceeds from disposing the property. The factors addressed in determining estimated proceeds from disposition include anticipated operating cash flows in the year of disposition and terminal capitalization rates. The analysis assumed a 9% terminal capitalization rate and a 17% discounted cash flow rate over a term of nine years. As a result of this test, the Company reduced the carrying value of the land by $25,089,000 to its fair value. The Company has an obligation related to this Mexican development site (see note 10). As a result of the reduction of the carrying value of the land parcel, the Company reduced its obligation by $10,450,000 and recorded an impairment charge of $14,639,000 in the consolidated statement of operations for the year ended December 31, 2012.

The Company determined that there were no other impairment charges for the year ended December 31, 2012. However, if deterioration in economic and market conditions occurs, it may present a potential for additional impairment charges on the Company's hotel properties subsequent to December 31, 2012. Any adjustment could be material, but will be non-cash.

The Company determined that there were no indicators of impairment of investments in hotel properties or intangible assets for the year ended December 31, 2011.

The Company performed an impairment test of the long-lived assets related to the Fairmont Scottsdale Princess hotel during the fourth quarter of 2010 based on uncertainties surrounding the Company's intent and ability to continue to hold the hotel. The Company determined that the hotel's long-lived assets' carrying value exceeded the fair value, with fair value determined based on estimated future discounted cash flows or the relevant data as to the fair value of the asset (Level 3 inputs). As a result of this test, the Company recorded an impairment loss of $101,258,000 during the year ended December 31, 2010. The Company performed an impairment test of the long-lived assets related to the InterContinental Prague during the third quarter of 2010 as a result of a change in the anticipated holding period for that hotel. As a result of this test, the Company did not record any long-lived asset impairment losses related to the InterContinental Prague.

Investments in Unconsolidated Affiliates Impairment Losses

The Company determined that there was no other-than-temporary impairment of investments in unconsolidated affiliates for the years ended December 31, 2012 and 2011. However, if deterioration in economic and market conditions occurs, it may present a potential for additional impairment charges on the Company's investments in unconsolidated affiliates subsequent to December 31, 2012. Any adjustments could be material, but will be non-cash.

During the fourth quarter of 2010, the Company recorded an impairment loss of $40,600,000, due to other-than-temporary declines in value of its interest in the unconsolidated affiliates that owned the Hotel del Coronado and an associated condominium-hotel development adjacent to the Hotel del Coronado (see note 7). The fair value was determined based on estimated future discounted cash flows and other relevant data as to the fair value (Level 3 inputs).

Fair Value of Assets Measured on a Nonrecurring Basis

The following tables present information related to assets that were measured at fair value on a nonrecurring basis.

For the year ended December 31, 2012 (in thousands):

Description	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Total Losses
Long-lived assets	$ 26,100	$ (25,089)

For the year ended December 31, 2010 (in thousands):

Description	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)	Total Losses
Long-lived assets	$ 182,000	$ (101,258)
Investment in unconsolidated affiliates	7,787	(40,600)

Other Charges

The Company recorded a charge of approximately $4,204,000 to write off costs related to capital projects that management decided to abandon during the year ended December 31, 2012. There were no other charges recorded during the years ended December 31, 2011 and 2010.

5. DISCONTINUED OPERATIONS

The results of operations of hotels sold or assets held for sale are classified as discontinued operations and segregated in the consolidated statements of operations for all periods presented. The following is a summary of (loss) income from discontinued operations for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Hotel operating revenues	$ —	$ 9,743	$ 68,883
Operating costs and expenses	—	9,456	55,252
Depreciation and amortization	—	—	5,980
Total operating costs and expenses	—	9,456	61,232
Operating income	—	287	7,651
Interest expense	—	—	(9,706)
Interest income	—	—	32
Loss on early extinguishment of debt	—	—	(95)
Foreign currency exchange (loss) gain	(535)	51	7,392
Other income, net	—	326	—
Income tax expense	—	(379)	(476)
Gain on sale, net of tax	—	101,287	29,713
(Loss) income from discontinued operations	$ (535)	$ 101,572	$ 34,511

Assets Sold:

During the three years ended December 31, 2012, the Company sold the following hotels:

Hotel	Location	Date Sold	Net Sales Proceeds
Paris Marriott Champs Elysees (Paris Marriott)	Paris, France	April 6, 2011	$ 60,003,000
InterContinental Prague	Prague, Czech Republic	December 15, 2010	$ 3,564,000

Paris Marriott

On April 6, 2011, the Company sold its leasehold interest in the Paris Marriott hotel for consideration of €29,200,000 ($41,567,000). As part of the transaction, the Company received an additional €13,500,000 ($18,901,000) related to the release of the security deposit and other closing adjustments, of which €1,600,000 ($1,991,000) was received in the second quarter of 2012. The Company recorded a gain on sale of the property, net of tax, of $101,267,000 for the year ended December 31, 2011 primarily due to the recognition of an existing deferred gain resulting from a sale-leaseback transaction related to this hotel (see note 9).

InterContinental Prague

On December 15, 2010, the Company sold the InterContinental Prague hotel for an approximate consideration of €106,090,000 ($141,368,000). The consideration included the assignment of the hotel's third party debt of €101,600,000 ($135,385,000) and the interest rate swap liability related to the third party indebtedness, estimated to be approximately €4,490,000 ($5,983,000). In addition, as part of the transaction, approximately €2,000,000 ($2,665,000) of restricted cash related to the hotel was released to the Company. The Company recorded a gain of $28,415,000 on the sale of the hotel due to the reversal of a deferred tax liability and the reversal of currency translation and mark to market of interest rate swap balances that were recorded in accumulated OCL, which is included in (loss) income from discontinued operations in the consolidated statement of operations for the year ended December 31, 2010.

6. VARIABLE INTEREST ENTITY

On September 14, 2012, the Company and its partner, KSL, formed the Essex House Hotel Venture to acquire, own, manage, and operate the JW Marriott Essex House Hotel (see note 3). The Company contributed cash of $89,147,000 to acquire a 51% equity interest in the Essex House Hotel Venture, and KSL contributed cash of $85,651,000 to acquire a 49% equity interest. Pursuant to the terms of the joint venture agreements establishing the Essex House Hotel Venture, at any time prior to the third anniversary of the formation of the Essex House Hotel Venture, KSL shall have the right to sell its equity interest in the Essex House Hotel Venture to the Company in exchange for shares of SHR's common stock, as set forth in the joint venture agreements, at a purchase price equal to KSL's net investment plus 8.0% compounded annually (the Put Option). For purposes of paying the purchase price, SHR's common stock shall be valued at the greater of (i) $7.50 per share and (ii) the 20-day volume-weighted average price per share of SHR's common stock as of the date KSL exercises the Put Option. The Essex House Hotel Venture is jointly controlled; however, it is considered a variable interest entity because the Company determined that it is the only holder of equity at risk due to the Put Option. The Company also determined that it is the primary beneficiary of the Essex House Hotel Venture due to the Put Option, which impacts the Company's power to direct the activities that most significantly impact the economic performance of the entity, as well as its obligation to absorb the losses and its right to receive benefits from the entity that could potentially be significant to the entity. As such, the transactions and accounts of the Essex House Hotel Venture are included in the accompanying consolidated financial statements.

Other than in connection with a customary environmental indemnity and non-recourse carve-out guaranty in favor of the lender, the liabilities of the Essex House Hotel Venture are solely the obligations of the Essex House Hotel Venture and are not guaranteed by the Company. The debt is secured by the JW Marriott Essex House Hotel, and the creditors of the Essex House Hotel Venture do not have general recourse to the Company. The use of certain assets of the Essex House Hotel Venture is restricted because they are collateral for the Essex House Hotel Venture's debt, and the Company does not have the ability to leverage the assets.

The Company and KSL are subject to the terms of the joint venture agreements, which include provisions for additional contributions. For the year ended December 31, 2012, the Company and KSL provided additional contributions of $1,530,000 and $1,470,000, respectively, to the Essex House Hotel Venture for property improvements and closing costs related to the acquisition of the hotel.

7. INVESTMENT IN UNCONSOLIDATED AFFILIATES

Investment in unconsolidated affiliates as of December 31, 2012 and 2011 includes the following (in thousands):

	2012	2011
Fairmont Scottsdale Princess Venture (a)	$ 25,225	$ 27,367
Hotel del Coronado Venture (b)	83,320	94,876
RCPM (c)	3,943	3,791
Total investment in unconsolidated affiliates	$ 112,488	$ 126,034

(a) The Company obtained 50% ownership interests in the entities that own the Fairmont Scottsdale Princess hotel, FMT Scottsdale Holdings, L.L.C. and Walton/SHR FPH Holdings, L.L.C. (together, the Fairmont Scottsdale Princess Venture) through a recapitalization that closed on June 9, 2011. The Company jointly controls the venture with an unaffiliated third party, an affiliate of Walton Street Capital, L.L.C. (Walton Street) and serves as the managing member. The Company also serves as the hotel's asset manager and is entitled to earn a quarterly base management fee equal to 1.0% of total revenues during years one and two following the formation of the Fairmont Scottsdale Princess Venture, 1.25% during years three and four, and 1.5% thereafter, as well as certain project management fees. For the years ended December 31, 2012 and 2011, the Company recognized fees of $662,000 and $215,000, respectively, which are included in other income, net on the consolidated statements of operations. In connection with the Fairmont Scottsdale Princess Venture, the Company is entitled to certain promote payments after Walton Street achieves a specified return.

The Fairmont Scottsdale Princess Venture has a $133,000,000 mortgage loan that matures on December 2013 with an option for an extension through April 9, 2015, subject to certain conditions. The Fairmont Scottsdale Princess Venture expects to meet these conditions and intends to extend or refinance the loan. Interest is payable monthly at the London Interbank Offered Rate (LIBOR) plus 0.36%.

(b) The entity that owns the Hotel del Coronado, BSK Del Partners, L.P. (the Hotel del Coronado Venture), was formed through a recapitalization transaction that closed on February 4, 2011. An affiliate of Blackstone Real Estate Advisors VI L.P. (Blackstone), an unaffiliated third party, obtained a 60% ownership interest in the Hotel del Coronado Venture and is the general partner. SHC KSL Partners, L.P., a consolidated affiliate of the Company, obtained a 40% ownership interest and is the limited partner. The Company owned an 85.8% interest in SHC KSL Partners, L.P., giving it an indirect 34.3% interest in the Hotel del Coronado Venture. The remaining interest in SHC KSL Partners, L.P. was owned by KSL, an unaffiliated third party, which also served as the hotel manager. On December 17, 2012, the Company and Blackstone bought out KSL's equity position in the SHC KSL Partners, L.P., changing the name to SHR del Partners, L.P., increasing the Company's ownership interest to 36.4% and Blackstone's ownership interest to 63.6%. The existing management agreement with KSL was also terminated; however, KSL continues to manage the hotel under a short-term, cancelable management agreement. The Company paid $11,976,000 for its share of the buy-out transaction and management agreement termination and recognized a loss of $8,600,000 in equity in (losses) earnings of consolidated affiliates on the consolidated statement of operations during the fourth quarter of 2012 related to SHR del Partners L.P.'s share of the management agreement termination fee.

The Company acts as asset manager and is entitled to earn a quarterly asset management fee equal to 1.0% of gross revenue, certain development fees, and if applicable, an incentive fee equal to one-third of the incentive fee paid to the hotel operator under the hotel management agreement. Through its ownership interest in SHR del Partners, L.P., the Company can also earn its share of a profit-based incentive fee of 20.0% of all distributions of the Hotel del Coronado Venture that exceed both a 20.0% internal rate of return and two times return on invested equity. For the years ended December 31, 2012 and 2011, the Company recognized fees of $856,000 and $1,970,000, respectively, which are included in other income, net on the consolidated statements of operations.

The Hotel del Coronado Venture has $425,000,000 of mortgage and mezzanine loans that mature March 2013 with three, one-year extension options, subject to certain conditions. The Hotel del Coronado Venture intends to refinance the loans. After the third year of the loans, the final two one-year extensions require payment to the lender of a 25 basis point extension fee. Interest is payable at a weighted average rate of LIBOR plus 4.80%, subject to a 1.0% LIBOR floor. Additionally, the Hotel del Coronado Venture purchased a two-year, 2.0% LIBOR cap, which was required by the loan.

(c) The Company owns a 31% interest in, and acts as asset manager for, an unconsolidated affiliate, formed with two unaffiliated parties, that is developing the Four Seasons RCPM, a luxury vacation home product that is being sold in fractional and whole ownership interests on the property adjacent to the Company's Four Seasons Punta Mita Resort in Mexico. The Company earns asset management fees and recognizes income, on the percentage not owned by the Company. These fees amounted to $117,000, $40,000, and $106,000 for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in other income, net in the consolidated statements of operations.

Condensed Combined Financial Information of Investment in Unconsolidated Affiliates

The following is summarized financial information for the Company's unconsolidated affiliates as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011
Assets		
Investment in hotel properties, net	$ 706,359	$ 719,231
Intangible assets, net	51,862	43,616
Cash and cash equivalents	21,853	35,251
Restricted cash and cash equivalents	24,042	31,844
Prepaid expenses and other assets	24,350	31,297
Total assets	$ 828,466	$ 861,239
Liabilities and Partners' Equity		
Mortgage and other debt payable	$ 558,000	$ 558,000
Other liabilities	53,031	52,274
Partners' equity	217,435	250,965
Total liabilities and partners' equity	$ 828,466	$ 861,239

	2012	2011	2010
Revenues			
Hotel operating revenue	$ 217,502	$ 167,438	$ 122,099
Residential sales	10,800	3,051	9,149
Other	—	—	4,892
Total revenues	228,302	170,489	136,140
Expenses			
Hotel operating expenses	164,001	126,137	85,636
Residential costs of sales	7,081	968	2,425
Depreciation and amortization	34,640	27,314	16,864
Other operating expenses	26,985	6,041	9,912
Total operating expenses	232,707	160,460	114,837
Operating (loss) income	(4,405)	10,029	21,303
Interest expense, net	(31,982)	(30,305)	(18,418)
Gain on extinguishment of debt	—	—	24,500
Other income (expenses), net	159	(1,871)	345
Net loss	$ (36,228)	$ (22,147)	$ 27,730
Equity in (losses) earnings of unconsolidated affiliates			
Net (loss) income	$ (36,228)	$ (22,147)	$ 27,730
Partners' share of loss (income) of unconsolidated affiliates	21,293	12,046	(15,294)
Adjustments for basis differences, taxes and intercompany eliminations	1,450	886	589
Total equity in (losses) earnings of unconsolidated affiliates	$ (13,485)	$ (9,215)	$ 13,025

To the extent that the Company's cost basis is different than the basis reflected at the unconsolidated affiliate level, the basis difference, excluding amounts attributable to land and goodwill, is amortized over the life of the related asset and included in the Company's share of equity in (losses) earnings of the unconsolidated affiliates.

8. MANAGEMENT AGREEMENTS

Most of the Company's hotels are subject to management agreements that the Company assumed upon acquisition of the hotels. These agreements generally provide for the payment of base management fees of 1.0% to 4.0% of revenues (as defined in the agreements). In addition, an incentive fee may be paid if certain criteria are met. The terms of these agreements generally require management of the hotels to furnish the hotels with certain services, which include on-site management and may include central training, advertising and promotion, national reservation system, payroll and accounting services, and such additional services as needed. At December 31, 2012, the remaining life on the initial terms (not including renewal options) of these management agreements, excluding the leasehold interest in the Marriott Hamburg and unconsolidated affiliates, range from two to 30 years and average 13 years.

JW Marriott Essex House Hotel Performance Guarantee

In connection with the acquisition of the JW Marriott Essex House Hotel in September 2012, the Essex House Hotel Venture entered into a management agreement with an affiliate of Marriott. In connection with the management agreement, Marriott provided the Essex House Hotel Venture with a limited performance guarantee that will ensure, subject to certain limitations, a target level of net operating profit. Guarantee payments will be calculated and paid to the Essex House Hotel Venture on a monthly basis. The maximum guarantee that could be paid to the Essex House Hotel Venture during the guarantee period is $40,000,000. The guarantee period began on September 17, 2012 and will continue through the earlier of a) December 31, 2020, b) the date at which the maximum guarantee has been funded, or c) the termination of the management agreement. For the year ended December 31, 2012, the Essex House Hotel Venture earned $1,405,000 related to the performance guarantee, which is recorded in other hotel operating revenue in the consolidated statement of operations.

Asset Management Agreement

The Company has entered into asset management agreements with unaffiliated third parties to provide asset management services to four hotels not owned by the Company. On March 11, 2011, the Company purchased two of these hotels (see note 3) and terminated the respective asset management agreements. Under the remaining agreements, the Company earns base management fees and has the potential to earn additional incentive fees. For the years ended December 31, 2012, 2011 and 2010, the Company earned $400,000, $400,000 and $996,000, respectively, in fees under these agreements, which are included in other income, net in the consolidated statements of operations.

9. OPERATING LEASE AGREEMENTS

In June 2004, the Company recorded a sale of the Marriott Hamburg, and the Company's leaseback of the hotel was reflected as an operating lease. A deferred gain was recorded in conjunction with the sale and is being recognized as a reduction of lease expense over the life of the lease. The Company recognized $200,000, $217,000, and $207,000 of the deferred gain for the years ended December 31, 2012, 2011, and 2010, respectively. As of December 31, 2012 and 2011, the deferred gain on the sale of the Marriott Hamburg recorded in accounts payable and accrued expenses on the accompanying consolidated balance sheets amounted to $3,497,000 and $3,655,000, respectively. On a monthly basis, the Company makes minimum rent payments aggregating to an annual total of €3,719,000 (adjusting by an index formula) ($4,907,000 based on the foreign exchange rate as of December 31, 2012) and pays additional rent based upon the performance of the hotel, which are recorded as lease expense in the Company's consolidated statements of operations. A euro-denominated security deposit at December 31, 2012 and 2011 was $2,507,000 and $2,462,000, respectively, and is included in prepaid expenses and other assets on the Company's consolidated balance sheets. The Company subleases its interest in the Marriott Hamburg to a third party. The Company has reflected the sublease arrangement as an operating lease and records lease revenue.

In June 2004, the Company recorded a sale of the Paris Marriott hotel, and the Company's leaseback of the hotel was reflected as an operating lease. A deferred gain was recorded in conjunction with the sale and was being recognized as a reduction of lease expense over the life of the lease. On April 6, 2011, the Company sold its leasehold interest in the Paris Marriott hotel (see note 5). The results of operations have been classified as discontinued operations in the consolidated statements of operations for all periods presented. Prior to the sale of the leasehold interest, the Company recognized $1,214,000 as amortization of the deferred gain in (loss) income from discontinued operations as a reduction to lease expense for the year ended December 31, 2011. When the sale of the leasehold interest closed, the remaining unamortized deferred gain was recognized as a gain on sale of the Paris Marriott in (loss) income from discontinued operations. On a monthly basis, the Company made minimum rent payments and paid additional rent based upon the performance of the hotel, which were included in (loss) income from discontinued operations, in the Company's consolidated statements of operations.

Lease payments related to office space are included in corporate expenses on the consolidated statements of operations and lease payments related to hotel ground leases are included in other hotel expenses on the consolidated statements of operations.

For the years ended December 31, 2012, 2011 and 2010, the Company recorded rental expense under non-cancelable operating leases related to office space, hotel ground leases, and building leases of $6,489,000, $6,812,000 and $6,493,000, respectively, in the consolidated statements of operations. Rental expense includes percentage rent of $1,209,000, $1,237,000, and $1,205,000 for the years ended December 31, 2012, 2011 and 2010, respectively. Minimum future rental payments due under non-cancelable operating leases, related to office space, hotel ground leases, and building leases having remaining terms in excess of one year as of December 31, 2012 are as follows (in thousands):

Years Ending December 31,		
2013	$	5,608
2014		5,624
2015		5,639
2016		5,655
2017		5,512
Thereafter		66,563
	$	94,601

10. INDEBTEDNESS

Mortgages and Other Debt Payable:

Certain subsidiaries of SHR are the borrowers under various financing arrangements. These subsidiaries are separate legal entities and their respective assets and credit are not available to satisfy the debt of SHR or any of its other subsidiaries.

Mortgages and other debt payable at December 31, 2012 and 2011 consisted of the following (in thousands):

Debt	Spread (a)	Current Maturity	Balance Outstanding at December 31, 2012	Balance Outstanding at December 31, 2011
Marriott London Grosvenor Square	1.10%	October 2013	$ 115,468	$ 113,659
Four Seasons Washington, D.C.(b)	3.15%	July 2014	130,000	130,000
Loews Santa Monica Beach Hotel(b)	3.85%	July 2015	110,000	110,000
JW Marriott Essex House Hotel(b)	4.00%	September 2015	190,000	—
InterContinental Miami(b)	3.50%	July 2016	85,000	85,000
Fairmont Chicago	Fixed	June 2017	95,167	97,750
Westin St. Francis	Fixed	June 2017	214,186	220,000
Hyatt Regency La Jolla(c)	4.00%/Fixed	December 2017	90,000	97,500
InterContinental Chicago	Fixed	August 2021	145,000	145,000
Total mortgages payable(d)			1,174,821	998,909
Other debt(e)	Fixed	January 2014	1,476	1,476
Total mortgages and other debt payable			$ 1,176,297	$ 1,000,385

(a) Interest on mortgage loans is paid monthly at the applicable spread over LIBOR (0.21% at December 31, 2012) for all variable-rate mortgage loans except for those secured by the Marriott London Grosvenor Square hotel (£71,070,000 and £73,130,000 at December 31, 2012 and 2011, respectively), the JW Marriott Essex House Hotel and the Hyatt Regency La Jolla hotel (see (b) below). Interest on the Marriott London Grosvenor Square loan is paid quarterly at the applicable spread over three-month GBP LIBOR (0.52% at December 31, 2012) and interest on the JW Marriott Essex House Hotel is subject to a 0.75% LIBOR floor. Interest on the Fairmont Chicago and Westin St. Francis loans is paid monthly at an annual fixed rate of 6.09%, and interest on the InterContinental Chicago loan is paid monthly at an annual fixed rate of 5.61%.

(b) The mortgage loan secured by the Four Seasons Washington, D.C. hotel has two, one-year extension options, the mortgage loan secured by the InterContinental Miami hotel has two, one-year extension options, the mortgage loan secured by the Loews Santa Monica Beach Hotel has three, one-year extension options, and the mortgage loan secured by the JW Marriott Essex House Hotel has two, one-year extension options. All of the extension options are subject to certain conditions. The maturity dates in the table exclude extension options.

(c) In August 2012, the Company amended the mortgage loan agreement and extended the maturity date from September 1, 2012 to November 1, 2012. Prior to the extended term, interest was paid monthly at LIBOR plus 1.00%. During the extended term, interest was paid monthly at a fixed rate of 5.60%. On November 1, 2012, the Company entered into a new mortgage loan that was reduced to $90,000,000. Interest on $72,000,000 of the total principal amount is paid monthly at LIBOR plus 4.00%, subject to a 0.50% LIBOR floor, and interest on $18,000,000 of the total principal amount is paid monthly at an annual fixed rate of 10.00%.

(d) All of these loan agreements require maintenance of financial covenants, all of which the Company was in compliance with at December 31, 2012.

(e) The North Beach Venture assumed the mortgage loan on a hotel-condominium unit, which accrues interest at an annual fixed rate of 5.00% and is secured by the hotel-condominium unit. The hotel-condominium unit, with a carrying value of $1,594,000, is included in prepaid expenses and other assets on the consolidated balance sheet as of December 31, 2012.

Other Debt:

In connection with the acquisition of a 60-acre oceanfront land parcel in Punta Mita, Nayarit, Mexico in October 2007, the Company executed two $17,500,000 non-interest bearing promissory notes. On September 30, 2008, the Company paid the first of the $17,500,000 non-interest bearing promissory notes. In August 2009, the Company entered into an agreement with the holder of the promissory note whereby the holder released the Company from its final installment payment of $17,500,000 that was due in August 2009 in exchange for the Company agreeing to provide the note holder with the right to an interest in the property. The Company will receive a preferred position which will entitle it to receive the first $12,000,000 of distributions generated from the property with any excess distributions split equally among the partners. The Company's obligations under this agreement, recorded as other liabilities in accounts payable and accrued expenses on the Company's consolidated balance sheets, are subject to the note holder being able to obtain certain permits and licenses to develop the land and the execution of an amended partnership agreement.

Exchangeable Notes:

On June 7, 2010, the Company completed a tender offer and accepted for purchase, at par, $180,000,000 of the principal amount of its outstanding Exchangeable Notes. The aggregate consideration for the Exchangeable Notes accepted for purchase was approximately $181,208,000, which included accrued and unpaid interest of approximately $1,208,000. The Company recognized a loss on early extinguishment of debt of $925,000 for the year ended December 31, 2010.

The table below presents the effect of the Exchangeable Notes on the Company's consolidated statement of operations for the year ended December 31, 2010 (in thousands):

	2010
Statement of Operations:	
Coupon interest	$ 2,783
Discount amortization	1,865
Total interest	$ 4,648
Effective interest rate	6.25%

Bank Credit Facility:

On June 30, 2011, SH Funding entered into a $300,000,000 secured bank credit facility agreement. The agreement contains an accordion feature allowing for additional borrowing capacity up to $400,000,000, subject to the satisfaction of customary conditions set forth in the agreement. The following summarizes key terms of the bank credit facility:

- interest on the facility is payable monthly at LIBOR plus an applicable margin in the case of each LIBOR loan or base-rate plus an applicable margin in the case of each base rate loan whereby the applicable margins are dependent on the ratio of consolidated debt to gross asset value;
- an unused commitment fee is payable monthly based on the unused revolver balance;
- maturity date of June 30, 2014, with the right to extend the maturity date for an additional one-year period with an extension fee, subject to certain conditions;
- lenders received collateral in the form of mortgages over four borrowing base properties, which initially include the Ritz-Carlton Laguna Niguel hotel, the Ritz-Carlton Half Moon Bay hotel, the Four Seasons Punta Mita Resort, and the Marriott Lincolnshire Resort, in addition to pledges of the Company's interest in SH Funding and SH Funding's interest in certain subsidiaries and guarantees of the loan from the Company and certain of its subsidiaries;
- maximum availability is determined by the lesser of an advance rate against the appraised value of the borrowing base properties or a debt service coverage ratio on the borrowing base properties, as set forth in the agreement;
- minimum corporate fixed charge coverage of 1.00 times from the closing date through the fourth quarter of 2012, 1.10 times through 2013, 1.20 times from the first quarter of 2014 through the initial maturity date, and 1.30 times during the extension year, which will permanently increase to 1.35 times if cash dividends are reinstated on SHR's common stock;
- maximum corporate leverage of 65% during the initial term and 60% during any extension period;
- minimum tangible net worth of $700,000,000, excluding goodwill and currency translation adjustments, plus an amount equal to 75% of the net proceeds of any new issuances of SHR's common stock, which is not used to reduce indebtedness or used in a transaction or series of transactions to redeem outstanding capital stock;
- restrictions on SHR and SH Funding's ability to pay dividends. Such restrictions include:
  - prohibitions on SHR and SH Funding's ability to pay any dividends unless certain ratios and other conditions are met; and
  - prohibitions on SHR and SH Funding's ability to issue dividends in cash or in kind at any time an event of default shall have occurred.

Notwithstanding the dividend restrictions described above, for so long as the Company qualifies, or has taken all other actions necessary to qualify as a REIT, SH Funding may authorize, declare, and pay quarterly cash dividends to the Company when and to the extent necessary for the Company to distribute cash dividends to its shareholders generally in an aggregate amount not to exceed the minimum amount necessary for the Company to maintain its tax status as a REIT, unless certain events of default exist. In addition, provided no event of default exists, dividends on preferred stock that accrue with regard to the current fiscal quarter may be paid to holders of preferred stock.

The agreement contains certain other terms and conditions including provisions to release assets from the borrowing base and limitations on the Company's ability to incur costs for discretionary capital programs and to redeem, retire or repurchase common stock. Under the agreement, SH Funding has a letter of credit sub-facility of $75,000,000, which is secured by the $300,000,000 bank credit facility. Letters of credit reduce the borrowing capacity under the bank credit facility.

This agreement replaced the Company's previous $350,000,000 bank credit facility, as amended. The Company recorded a loss on early extinguishment of debt of $692,000 for the year ended December 31, 2011, which included the write off of unamortized deferred financing costs and other closing costs applicable to the $350,000,000 bank credit facility. The previous bank credit facility had a maturity date of March 9, 2012 and an interest rate of LIBOR plus a margin of 3.75% in the case of each LIBOR loan and base-rate plus a margin of 2.75% in the case of each base rate loan and a commitment fee of 0.50% per annum based on the unused revolver balance.

The interest rate at December 31, 2012 was 3.21% and the weighted average interest rate for the year ended December 31, 2012 was 3.32%. At December 31, 2012, maximum availability under the bank credit facility was $300,000,000 and there was $146,000,000 of borrowings outstanding under the bank credit facility and outstanding letters of credit of $18,520,000 (see note 17). The agreement also requires maintenance of financial covenants, all of which SH Funding and SHR were in compliance with at December 31, 2012.

Debt Maturity:

The following table summarizes the aggregate maturities (assuming all extension options exercised) as of December 31, 2012 for all mortgages and other debt payable and the Company's bank credit facility (in thousands):

Years Ending December 31,		
2013	$	126,334
2014		15,348
2015		162,246
2016		150,661
2017		549,516
Thereafter		318,192
Total	$	1,322,297

Interest Expense:

Total interest expense in continuing and discontinued operations includes a reduction related to capitalized interest for the years ended December 31, 2012, 2011 and 2010 of $1,534,000, $1,083,000, and $658,000, respectively. Total interest expense in continuing and discontinued operations includes amortization of deferred financing costs of $3,993,000, $3,721,000, and $6,705,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

11. EQUITY AND DISTRIBUTION ACTIVITY

Common Shares:

The following table presents the changes in the issued and outstanding shares of SHR common stock since January 1, 2010 (excluding 853,461 units, 853,461 units, and 954,571 units of SH Funding (OP Units) outstanding at December 31, 2012, 2011, and 2010, respectively, which are redeemable for shares of SHR common stock on a one-for-one basis, or the cash equivalent thereof, subject to certain restrictions and at the option of SHR) (in thousands):

Outstanding at January 1, 2010	75,253
RSUs redeemed for shares of SHR common stock	152
Common stock issued	75,900
Outstanding at December 31, 2010	151,305
RSUs redeemed for shares of SHR common stock	222
OP Units redeemed for shares of SHR common stock	101
Common stock issued	33,999
Outstanding at December 31, 2011	185,627
RSUs redeemed for shares of SHR common stock	282
Common stock issued	18,400
Outstanding at December 31, 2012	204,309

Common Stock

In April 2012, SHR completed a public offering of common stock by issuing 18,400,000 shares at a public offering price of $6.50 per share. After underwriting discounts and commissions and transaction expenses, SHR raised net proceeds of approximately $114,062,000. These proceeds were used for general corporate purposes, including, without limitation, reducing the Company's borrowings under its secured bank credit facility, funding the payment of accrued and unpaid preferred dividends, repaying other debt and funding capital expenditures and working capital. In connection with this offering, SHR's board of directors approved an increase in the number of shares of common stock that SHR is authorized to issue from 250,000,000 to 350,000,000, and SHR's charter was amended accordingly.

On June 24, 2011, SHR issued an aggregate of 10,798,846 shares of its common stock in connection with the acquisition of interests in the InterContinental Chicago and Hyatt Regency La Jolla hotels at a price of $6.51 per share (see Noncontrolling Interests below).

On March 11, 2011, SHR issued an aggregate of 15,200,000 shares of its common stock in connection with the acquisition of the Four Seasons Silicon Valley and Four Seasons Jackson Hole hotels (see note 3). In addition, SHR issued 8,000,000 shares of its common stock to an affiliate of the seller in a concurrent private placement at a price of $6.25 per share. After expenses, net proceeds from the concurrent private placement totaled approximately $49,239,000, which were used to repay existing indebtedness under the Company's previous $350,000,000 bank credit facility, as amended.

On May 19, 2010, SHR completed a public offering of common stock by issuing 75,900,000 shares at a public offering price of $4.60 per share. After underwriting discounts and commissions and transaction expenses, SHR raised net proceeds of approximately $331,832,000. These proceeds were used to fund the cash tender offer of the Exchangeable Notes (see note 10) and repay existing indebtedness under the Company's previous $350,000,000 bank credit facility, as amended.

As of December 31, 2012, no shares of SHR common stock have been repurchased under the $50,000,000 share repurchase program.

Stockholder Rights Plan

In November 2008, SHR's board of directors adopted a stockholder rights plan. Under the plan, SHR declared a dividend of one preferred share purchase right (Right) for each outstanding share of SHR common stock. The dividend was payable on November 28, 2008 to the stockholders of record as of the close of business on November 28, 2008. Each Right will allow its holder to purchase from SHR one one thousandth of a share of a new series of SHR participating preferred stock for $20.00, once the Rights become exercisable. The Rights will become exercisable and will separate from SHR's common stock only upon the occurrence of certain events. On November 24, 2009, the Company entered into an amendment to extend the stockholder rights plan through November 30, 2012. On November 12, 2012, the Company entered into an amendment to extend the stockholder rights plan through November 30, 2013, unless the rights issued are earlier redeemed or amended by SHR's board of directors.

Distributions to Shareholders and Unitholders

On November 4, 2008, SHR's board of directors elected to suspend the quarterly dividend to holders of shares of SHR common stock.

Preferred Stock:

SHR's charter provides that it may issue up to 150,000,000 shares of preferred stock, $0.01 par value per share. SHR's 8.50% Series A Cumulative Redeemable Preferred Stock (Series A Preferred Stock), 8.25% Series B Cumulative Redeemable Preferred Stock (Series B Preferred Stock), and 8.25% Series C Cumulative Redeemable Preferred Stock (Series C Preferred Stock) have perpetual lives and SHR may redeem them at $25.00 per share plus accrued distributions.

Preferred Stock Tender Offers

In December 2011, SHR purchased a portion of its outstanding preferred stock. The results of the tender offers are as follows:

	Number of Shares Validly Tendered and Accepted for Purchase	Purchase Price (Per Share)
Series A Preferred Stock	340,609	$ 26.70
Series B Preferred Stock	984,625	$ 26.50
Series C Preferred Stock	1,922,273	$ 26.50

SHR paid the holders approximately $86,127,000 in cash, which was without interest or accrued and unpaid dividends.

Distributions

Distributions are declared quarterly to holders of shares of SHR preferred stock. In February 2009, SHR's board of directors elected to suspend the quarterly dividend beginning with the first quarter of 2009 to holders of shares of SHR's Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock. Dividends on the preferred stock are cumulative.

In connection with the preferred stock tender offers in the fourth quarter of 2011, SHR's board of directors authorized, and SHR declared, the payment of accrued and unpaid dividends on its stock through September 30, 2011, and dividends for the quarter ended December 31, 2011 (collectively, the Unpaid Dividends). The Unpaid Dividends were paid on June 29, 2012 to holders of record as of the close of business on June 15, 2012. In February 2012 and May 2012, SHR's board of directors authorized, and SHR declared, the payment of preferred dividends for the quarter ended March 31, 2012 and the quarter ended June 30, 2012, respectively. These dividends were also paid on June 29, 2012 to holders of record as of the close of business on June 15, 2012.

On June 29, 2012, SHR paid dividends on its preferred stock as follows:

	Distribution (in thousands)	Per Share
Series A Preferred Stock	$ 30,852	$ 7.44
Series B Preferred Stock	$ 26,099	$ 7.22
Series C Preferred Stock	$ 27,631	$ 7.22

SHR's board of directors declared quarterly distributions of $0.53125 per share of Series A Preferred Stock, $0.51563 per share of Series B Preferred Stock and $0.51563 per share of Series C Preferred Stock for the third and fourth quarters of 2012, respectively, with distributions paid on October 1, 2012 and December 31, 2012, respectively, to holders of record as of the close of business on September 14, 2012 and December 14, 2012, respectively.

Noncontrolling Interests:

On December 17, 2012, the Company increased its ownership interest in SHR del Partners, L.P., a consolidated affiliate that has a 40.0% ownership interest in the Hotel del Coronado, from 85.8% to 90.9% (see note 7).

On June 24, 2011, the Company acquired the 49.0% interest in the InterContinental Chicago hotel that was previously owned by DND Hotel JV Private Limited, an affiliate of the Government of Singapore Investment Corporation Pte Ltd., giving the Company 100% ownership of the InterContinental Chicago hotel. As part of the transaction, the Company also acquired an additional 2.5% ownership interest in the Hyatt Regency La Jolla hotel, giving the Company a 53.5% controlling ownership interest in that hotel. Total consideration was $90,183,000, which included the issuance of 10,798,846 shares of SHR common stock at a price of $6.51 per share based on the June 24, 2011 SHR common share closing price, $19,402,000 of cash, which includes working capital, and post-closing adjustments of $480,000.

The following table discloses the effects of changes in the Company's ownership interests in its noncontrolling interests (in thousands):

	2012	2011	2010
Net loss attributable to SHR	$ (55,306)	$ (5,206)	$ (231,051)
Acquisition of additional ownership interests in consolidated affiliates	(1,079)	(63,723)	—
Change from net loss attributable to SHR and transfers from noncontrolling interests	$ (56,385)	$ (68,929)	$ (231,051)

12. DERIVATIVES

The Company manages its interest rate risk by varying its exposure to fixed and variable rates while attempting to minimize its interest costs. The Company manages its fixed interest rate and variable interest rate risk through the use of interest rate caps and swaps. The Company enters into interest rate caps and swaps with high credit quality counterparties and diversifies its positions among such counterparties in order to reduce its exposure to credit losses. The caps limit the Company's exposure on its variable-rate debt that would result from an increase in interest rates. The Company's lenders, as stipulated in the respective loan agreements, generally require such caps. Upon extinguishment of debt, income effects of cash flow hedges are reclassified from accumulated OCL to interest expense, loss on early extinguishment of debt, or (loss) income from discontinued operations, as appropriate. The Company records all derivatives at fair value in either prepaid expenses and other assets or accounts payable and accrued expenses in the consolidated balance sheets.

The valuation of the interest rate swaps and caps is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The Company incorporates credit valuation adjustments (CVA) to appropriately reflect its own nonperformance risk and the respective counterparty's nonperformance risk. When assessing nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees.

Except for the CVA, all inputs used to measure fair value of the derivative financial instruments are Level 2 inputs. The Company has concluded that the inputs used to measure its CVA are Level 3 inputs. If the inputs used to measure fair value fall in different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety falls shall be determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company reviews the fair value hierarchy classifications each reporting period. Changes in the observability of the valuation attributes may result in a reclassification of certain financial assets or liabilities. Such reclassifications are reported as transfers into and out of Level 3, or between other levels, at the fair value at the beginning of the reporting period in which the changes occur. The Company assessed the impact of the CVA on the overall fair value of its derivative instruments and concluded that the CVA does not have a significant impact to the fair values as of December 31, 2012. The Company reclassified its derivative financial instruments from Level 3 to Level 2 as unobservable inputs to the valuation model became insignificant during the year ended December 31, 2012. As of December 31, 2012, all derivative liabilities are categorized as Level 2. As of December 31, 2011, all derivative liabilities were categorized as Level 3.

Derivatives in Cash Flow Hedging Relationships:

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and caps as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated OCL and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. During the years ended December 31, 2012, 2011 and 2010, such derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

Amounts reported in accumulated OCL related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. During the next twelve months, the Company estimates that an additional $18,511,000 will be reclassified as an increase to interest expense.

As of December 31, 2012, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

Interest Rate Derivatives	Number of Instruments	Notional Amount (in thousands)
Interest rate swaps	2	$ 200,000
Interest rate swap	1	£ 71,070

At December 31, 2012 and 2011, the aggregate notional amount of the Company's domestic interest rate swaps designated as cash flow hedges was $200,000,000 and $200,000,000, respectively. The Company's current domestic swaps have fixed pay rates against LIBOR of 5.23% and 5.27% and maturity dates of December 2015 and February 2016, respectively.

In addition, at December 31, 2012 and 2011, the Company had a GBP LIBOR interest rate swap agreement with a notional amount of £71,070,000 and £73,130,000, respectively. The swap has a current fixed pay rate against GBP LIBOR of 5.72% and a maturity date of October 2013.

Termination and De-designation of Cash Flow Hedges

In 2011, the Company terminated eight interest rates swaps and recorded a charge of $27,257,000, which is included in loss on early termination of derivative financial instruments in the consolidated statement of operations for the year ended December 31, 2011. In addition, the Company de-designated one interest rate swap as a cash flow hedge and recorded a charge of $1,985,000, which is included in loss on early termination of derivative financial instruments in the consolidated statement of operations for the year ended December 31, 2011.

Derivatives Not Designated as Hedging Instruments:

Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to interest rate movements and other identified risks but do not meet hedge accounting requirements. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. As of December 31, 2012, the Company had the following outstanding interest rate derivatives that were not designated as hedging instruments:

Interest Rate Derivatives	Number of Instruments	Notional Amount (in thousands)
Interest rate swaps	2	$ 200,000
Interest rate caps	4	$ 502,000

At December 31, 2012 and 2011, the aggregate notional amount of the Company's domestic interest rates swaps not designated as cash flow hedges was $200,000,000 and $200,000,000, respectively. These interest swaps have fixed pay rates against LIBOR of 4.90% and 4.96% and maturity dates of September 2014 and December 2014, respectively.

At December 31, 2012 and 2011, the aggregate notional amount of the Company's interest rate caps was $502,000,000 and $324,750,000, respectively. The Company's current interest rate caps have LIBOR strike rates ranging from 2.50% to 4.00% and maturity dates ranging from July 2013 to November 2015.

During the fourth quarter of 2012, the Company purchased an interest rate cap with a LIBOR strike price of 2.50%. The interest rate cap, with a notional amount of $72,000,000, covers the variable-rate portion of the mortgage loan secured by the Hyatt Regency La Jolla hotel. During the third quarter of 2012, the Company purchased interest rate caps with LIBOR strike rates of 4.00% and 3.00%, respectively. The interest rates caps, with notional amounts of $110,000,000 and $190,000,000, respectively, cover the mortgage loans secured by the Loews Santa Monica Beach Hotel and the JW Marriott Essex House Hotel, respectively. During the third quarter of 2011, the Company purchased an interest rate cap with a LIBOR strike price of 4.00%. The interest rate cap, with a notional amount of $130,000,000, covers the mortgage loan secured by the Four Seasons Washington, D.C. hotel.

Fair Values of Derivative Instruments:

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the consolidated balance sheets as of December 31, 2012 and 2011 (in thousands):

	Balance Sheet Location	Fair Value as of December 31, 2012	Fair Value as of December 31, 2011
Derivatives in cash flow hedging relationships:			
Interest rate swaps	Accounts payable and accrued expenses	$ (33,929)	$ (42,527)
Derivatives not designated as hedging instruments:			
Interest rate swaps	Accounts payable and accrued expenses	$ (17,157)	$ (23,867)
Interest rate caps	Prepaid expenses and other assets	$ 113	$ —

The following table reflects transfers out of Level 3 for all derivative financial instruments categorized as Level 3 as of January 1, 2012 (in thousands):

	Beginning Balance	Transfers Out of Level 3	Ending Balance
Interest rate swaps	$ (66,394)	$ 66,394	$ —

The Company does not have any fair value measurements of derivative financial instruments using inputs based on quoted prices in active markets (Level 1) or significant unobservable inputs (Level 3) as of December 31, 2012. The following table reflects changes in interest rate swap liabilities categorized as Level 2 for the year ended December 31, 2012 (in thousands):

Balance as of January 1, 2012	$ (66,394)
Mark to market adjustments	15,308
Balance as of December 31, 2012	$ (51,086)

The Company did not have any fair value measurements of derivative financial instruments using inputs based on quoted prices in active markets (Level 1 or Level 2) as of December 31, 2011. The following table reflects changes in interest rate swap liabilities categorized as Level 3 for the year ended December 31, 2011 (in thousands):

Balance as of January 1, 2011	$ (98,330)
Interest rate swap terminations(a)	33,311
Mark to market adjustments	(1,375)
Balance as of December 31, 2011	$ (66,394)

(a) In June 2011, the Company paid $29,672,000, which included accrued interest of $253,000 and termination fees of $29,000, to terminate five interest rates swaps. In February 2011, the Company paid termination fees of $4,201,000, which included accrued interest of $280,000, to terminate three interest rate swaps.

Effect of Derivative Instruments on the Statements of Operations:

The tables below present the effect of the Company's derivative financial instruments on the statements of operations for the years ended December 31, 2012, 2011 and 2010 (in thousands):

	2012	2011	2010
Derivatives in Cash Flow Hedging Relationships			
Interest rate swaps:			
Effective portion of loss recognized in accumulated OCL	$ (9,381)	$ (16,252)	$ (83,300)
Effective portion of loss reclassified into interest expense—continuing operations	$ (21,668)	$ (30,509)	$ (40,784)
Effective portion of loss reclassified into interest expense—discontinued operations	$ —	$ —	$ (13,108)
Effective portion of loss reclassified to loss on early termination of derivative financial instruments	$ —	$ (27,440)	$ (15,542)
Ineffective portion of gain (loss) recognized in interest expense—continuing operations	$ 2,377	$ (6,226)	$ (1,267)
Ineffective portion of loss recognized in interest expense—discontinued operations	$ —	$ —	$ (1,367)
Mark to market loss recognized in loss on early termination of derivative financial instruments	$ —	$ (1,802)	$ (2,721)

	2012	2011	2010
Derivatives Not Designated as Hedging Instruments			
Interest rate swaps:			
Ineffective losses recognized in interest expense	$ (2,826)	$ (9,282)	$ (3,936)
Interest rate caps:			
Loss recognized in other income, net	$ (165)	$ (70)	$ (162)

Credit-risk-related Contingent Features:

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults and its indebtedness is accelerated or declared due or capable of being accelerated or declared due, then the Company could also be declared in default on its derivative obligations associated with the relevant indebtedness.

As of December 31, 2012, the termination value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $53,886,000. As of December 31, 2012, the Company has not posted any collateral related to these agreements. If the Company had breached any of these provisions at December 31, 2012, it would have been required to settle its obligations under the agreements at their termination value of $53,886,000. The Company has not breached any of the provisions as of December 31, 2012.

13. SHARE-BASED EMPLOYEE COMPENSATION PLANS

Second Amended and Restated 2004 Incentive Plan:

On June 21, 2004, SHR adopted the 2004 Incentive Plan (the Plan). The Plan provided for the grant of equity-based awards in the form of, among others, Options, RSUs, and stock appreciation rights (SARs), which are collectively referred to as the Awards. On May 22, 2008, SHR's shareholders approved SHR's Amended and Restated 2004 Incentive Plan (the Amended Plan). The Amended Plan: (a) added OP Units as an additional type of award; (b) adjusted the number of authorized shares from 3,000,000 shares of SHR common stock to 4,200,000 shares of SHR common stock or OP Units; (c) limited the maximum term of Options and SARs to no more than 10 years and prohibited the repricing of Options and SARs; and (d) established minimum vesting periods for certain awards. On May 19, 2011, SHR's shareholders approved SHR's Second Amended and Restated 2004 Incentive Plan (the Amended and Restated Plan) pursuant to which the number of securities authorized and reserved for issuance increased from 4,200,000 shares of SHR common stock or OP Units to 9,700,000 shares of SHR common stock or OP Units. The termination date of the Amended and Restated Plan was also extended from June 21, 2014 to December 31, 2016.

The Plan is administered by a Compensation Committee (the Committee) appointed by the board of directors. The Committee consists of three or more members of the board of directors. The Committee has the authority and sole discretion to determine the type, extent, and terms (including vesting) of Awards granted, as well as those eligible to receive Awards. Options granted have an exercise price determined by the Committee but cannot be less than 100% of the fair market value of the shares on the grant date. The term of the Options is determined by the Committee but is generally ten years from the date of grant.

Upon mutual agreement between the Company and Laurence S. Geller on November 2, 2012, Mr. Geller resigned from his position as president and chief executive officer of the Company and as a member of the Company's board of directors, effective as of such date. In connection with Mr. Geller's separation, the Company and Mr. Geller entered into a separation agreement, dated November 2, 2012, pursuant to which, among other things (i) 210,396 performance-based RSUs granted pursuant to the Amended and Restated Plan and held by Mr. Geller shall remain eligible for settlement based on SHR's performance through December 31, 2014 and (ii) the vesting of 250,001 RSUs granted pursuant to the Amended and Restated Plan and held by Mr. Geller were accelerated.

The Company recorded compensation expense of $6,349,000, $3,463,000, and $1,957,000 under the Amended and Restated Plan (net of estimated forfeitures) for the years ended December 31, 2012, 2011 and 2010, respectively.

Options

The Company measures compensation expense for the Options based upon the fair value at the date of grant as calculated by a binomial option pricing model. Compensation expense is recognized on a straight-line basis over the service period, net of estimated forfeitures, if any. Compensation expense related to the Options is included in corporate expenses in the consolidated statements of operations. There was no unrecognized compensation expense related to Options as of December 31, 2012. The Options outstanding at December 31, 2012 will expire in September 2016.

Information regarding Options is summarized in the following table:

	2012		2011		2010	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at the beginning of the year	669,797	$ 20.40	669,797	$ 20.40	885,026	$ 19.22
Forfeited	—	—	—	—	(215,229)	15.54
Options outstanding at the end of the year	669,797	$ 20.40	669,797	$ 20.40	669,797	$ 20.40
Options exercisable at the end of the year	669,797	$ 20.40	669,797	$ 20.40	669,797	$ 20.40

RSUs

SHR has issued RSUs to certain employees, officers and directors under the Amended and Restated Plan. RSUs represent awards of shares of SHR's common stock that generally vest over three years or as otherwise approved by the Committee, provided the participant continues as an employee, director or continues to provide services to the Company. Unvested RSUs will be forfeited upon termination, unless as may otherwise be set forth in a written agreement. RSUs are essentially the same as restricted stock except that, instead of actual shares, RSUs represent a promise to distribute shares at some future date. Participants holding RSUs will have no voting rights until such time as the underlying shares are issued.

The Company measures compensation expense for RSUs based on the per share fair market value of SHR's common stock at the date of grant, adjusted for estimated forfeitures. Compensation expense for RSUs is recognized on a straight-line basis over the service period and is included in corporate expenses in the consolidated statements of operations. Total unrecognized compensation expense related to nonvested RSUs at December 31, 2012 was $3,033,000 and is expected to be recognized over a weighted average period of 1.45 years.

Information regarding RSUs is summarized in the following table:

	2012		2011		2010	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
RSUs outstanding at the beginning of the year	1,666,977	$ 5.22	1,377,434	$ 3.98	830,777	$ 3.83
Granted	707,508	6.06	628,512	6.38	867,041	3.26
Issued to common shares	(259,887)	3.56	(209,238)	2.46	(148,135)	1.87
Forfeited	(162,594)	3.97	(129,731)	4.19	(172,249)	2.04
RSUs outstanding at the end of the year(a)	1,952,004	$ 5.85	1,666,977	$ 5.22	1,377,434	$ 3.98

(a) Includes RSUs of 1,088,602, 524,115, and 339,530 at December 31, 2012, 2011 and 2010, respectively, that have vested but have not yet been issued to common shares.

Performance-Based RSUs

In 2011, a portion of the cash bonuses earned by certain executives in 2010 was deferred, and the method of payment was modified to performance-based RSUs in lieu of cash. SHR granted 169,064 performance-based RSUs to these executives that will vest upon the later to occur of (i) the Company's achievement of positive funds from operations for a fiscal year and (ii) SHR's commencement of payment of the preferred stock dividend on a current basis. These performance-based RSUs vested with the payment of the preferred stock dividend on June 29, 2012. In 2012, SHR granted certain employees a target grant of 797,318 performance shares under a performance share plan that provides the recipient the opportunity to earn between zero and 160.0% of the target (up to a maximum of 1,275,709 performance shares), based on the relative total shareholder return of shares of SHR common stock, as defined in the agreement, over the period from January 2, 2012 through December 31, 2014.

The Company measures compensation expense for performance-based RSUs based on the per share fair market value of SHR's common stock at the date of grant, adjusted for estimated forfeitures. Compensation expense for performance-based RSUs is recognized on a straight-line basis over the service period and is included in corporate expenses in the consolidated statements of operations. Total unrecognized compensation expense related to performance-based RSUs at December 31, 2012 was $2,816,000 and is expected to be recognized over weighted average period of 2.47 years.

Information regarding performance-based RSUs is summarized in the following table:

	2012		2011		2010	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Outstanding at the beginning of the year	169,064	$ 6.34	18,516	$ 19.28	31,565	$ 20.35
Granted	797,318	6.47	169,064	6.34	2,751	12.88
Issued to common shares	(21,624)	6.34	(12,691)	20.40	(3,752)	20.20
Forfeited	(29,709)	6.52	(5,825)	20.40	(12,048)	20.37
Outstanding at the end of the year(b)	915,049	$ 6.45	169,064	$ 6.34	18,516	$ 19.28

(b) Includes performance-based RSUs of 137,520, 0, and 18,516 at December 31, 2012, 2011 and 2010, respectively, that have vested but have not yet been issued to common shares.

SARs

The Amended and Restated Plan allows the Committee to grant SARs. As of December 31, 2012, no SARs have been issued under the Amended and Restated Plan.

Value Creation Plan:

On August 27, 2009, the Company adopted the Value Creation Plan to further align the interests and efforts of key employees to the interests of SHR's stockholders in creating stockholder value and providing key employees an added incentive to work towards the Company's growth and success. The Value Creation Plan provided for the payment of up to 2.5% of SHR's market capitalization (limited to a maximum market capitalization based on a common stock price of $20.00 per share) to be provided to participants in the Value Creation Plan in 2012 if the highest average closing price of SHR's common stock during certain consecutive twenty trading day periods in 2012 was at least $4.00 (Normal Distribution Amount). A total of one million units were issued under SHR's Value Creation Plan (VCP Units) (representing the opportunity to earn an amount equal to 2.5% of SHR's market capitalization) to key employees. Payments upon a unit of distribution could be made in cash, in shares of SHR's common stock (subject to approval by SHR's stockholders), in some combination thereof or in any other manner approved by the committee of the board administering the Value Creation Plan. On February 21, 2012, SHR adopted an amendment to the Value Creation Plan (the VCP Amendment). Pursuant to the terms of the VCP Amendment, no more than 174,828,353 shares of SHR's common stock will be included in the calculation of SHR's market capitalization as set forth in the Value Creation Plan.

Deferral Program:

On June 29, 2011, SHR and its former president and chief executive officer, Mr. Geller, entered into the Strategic Hotels & Resorts, Inc. Value Creation Plan Normal Unit Distributions Deferral Election and Deferral Program (Deferral Program). Pursuant to the Deferral Program, Mr. Geller elected to defer up to 50% of his share of the Normal Distribution Amount payable pursuant to the Value Creation Plan and to have such Normal Distribution Amount instead be converted into Deferral Program Stock Units on the basis of the fair market value of a share of SHR common stock at the time the Normal Distribution Amount would otherwise have been paid. Each Deferral Program Stock Unit will be converted on a one-for-one basis into a share of SHR common stock on June 3, 2013 or, if earlier, upon a change of control of SHR.

Prior to the Deferral Program, the Company accounted for the entire Value Creation Plan as a liability award because of its cash settlement feature and recorded the liability in accounts payable and accrued expenses. At the deferral election date, the Company bifurcated the Value Creation Plan and began accounting for the portion of the award payable in Deferral Program Stock Units as an equity award and continued accounting for the portion of the award payable in cash as a liability award. For the equity award, the Company established a fair value of $13,050,000 and reclassified $8,894,000 from accounts payable and accrued expenses to additional paid-in capital, which represented amounts previously recognized as compensation expense. The remaining balance was recognized as compensation expense over the remaining derived service period. The fair value of the liability award is re-measured at the end of each reporting period, and the Company makes adjustments to the compensation expense and liability to reflect the fair value.

There was no unrecognized compensation expense related to the Value Creation Plan as of December 31, 2012. The fair value of the liability component of the award at December 31, 2012 and 2011 was $948,000 and $19,941,000, respectively. Total compensation expense recognized in corporate expenses on the consolidated statements of operations under the Value Creation Plan for the years ended December 31, 2012, 2011 and 2010 was $1,407,000 $18,607,000, and $12,614,000, respectively. In April 2012, the Company made an initial payment of $18,357,000 pursuant to the Value Creation Plan and made a final settlement payment of $948,000 in January 2013. Additionally, during 2012, Mr. Geller earned 1,301,476 Deferral Program Stock Units in connection with the distribution of his share of the Normal Distribution Amount under the Value Creation Plan. In accordance with Mr. Geller's separation agreement, dated November 2, 2012, Mr. Geller's Deferral Program Stock Units outstanding will settle in accordance with the terms of the Deferral Program.

14. DEFINED CONTRIBUTION PLAN

The Company has a defined contribution plan that covers employees meeting eligibility requirements. The Company matches 100% of the first 6% of compensation that an employee elects to defer. The Company's matching contribution vests immediately. The Company can make additional discretionary contributions up to 4% of compensation. Any discretionary matching contributions are fully vested on grant date upon such contributions, or if employees have less than three years of service, the contributions vest at 33.33% per year of service. Contributions by the Company were $422,000, $390,000, and $364,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

15. INCOME TAXES

As a REIT, SHR generally will not be subject to U.S. federal income tax if it distributes 100% of its annual taxable income to its shareholders. SHR may be subject to certain state and local taxes on its income and property and to federal income and excise taxes on its undistributed taxable income. In addition, taxable income from taxable REIT subsidiaries is subject to federal, state and local taxes.

For the years ended December 31, 2012, 2011 and 2010, income tax expense from continuing operations is summarized as follows (in thousands):

	2012	2011	2010
Current tax (expense):			
Europe	$ (787)	$ (521)	$ (2)
Mexico	—	(1)	(1,298)
United States	(441)	(1,241)	(210)
	(1,228)	(1,763)	(1,510)
Deferred tax (expense) benefit:			
Mexico	(211)	(313)	317
United States	428	1,106	(215)
	217	793	102
Total income tax expense	$ (1,011)	$ (970)	$ (1,408)

Deferred income taxes consist of the following as of December 31, 2012 and 2011 (in thousands):

	2012	2011
Advanced deposits—Mexico	$ 1,219	$ 1,159
Net operating loss carryforwards and other timing differences(a)	14,650	16,714
Other	982	1,009
Gross deferred tax assets	16,851	18,882
Valuation allowance(b)	(14,648)	(16,652)
Deferred tax asset after valuation allowance	$ 2,203	$ 2,230
Gross deferred tax liability—book property basis in excess of tax basis(c)	$ (47,275)	$ (47,623)

(a) For income tax purposes, the Company's net operating losses can be carried forward for a time period ranging from eight years to indefinitely depending on the rules of the related tax jurisdictions.

(b) The Company provides a valuation against net operating loss carryforwards due to the uncertainty of realization. The valuation allowance decreased by $(2,004,000), $(349,000), and $(15,328,000) during the years ended December 31, 2012, 2011 and 2010, respectively. In addition, the equity offering the Company completed during the second quarter of 2010 resulted in an ownership change under Section 382 of the Tax Code. As a result, approximately $34,962,000 of net operating loss carryforwards and other temporary differences were eliminated in accordance with the provisions of Section 382. Prior to the equity offering, the Company provided a full valuation reserve against the net operating loss carryforwards that were impacted by the ownership change due to uncertainty of realization.

(c) The Company acquired an existing deferred tax liability as a result of the Hotel del Coronado Venture Transaction in February 2011.

Characterization of Cash Distributions

For federal income tax purposes, the cash distributions paid to SHR's common and preferred shareholders may be characterized as ordinary income, return of capital (generally non-taxable) or capital gain. There were no distributions paid on common shares during the years ended December 31, 2012, 2011 and 2010. There were no distributions paid on preferred shares during the years ended December 31, 2011 and 2010. The following characterizes distributions paid per preferred share for the year ended December 31, 2012:

	2012	
	$	%
Preferred shares (Series A):		
Return of capital	$ 8.50	100%
Preferred shares (Series B):		
Return of capital	$ 8.25	100%
Preferred shares (Series C):		
Return of capital	$ 8.25	100%

16. RELATED PARTY TRANSACTIONS

Cory Warning, the son-in-law of Laurence Geller, the Company's former president and chief executive officer, previously served as Vice President, Investments for the Company. Mr. Warning's base salary in 2012, 2011 and 2010 was $180,000, $175,100 and $170,000, respectively. Mr. Warning received cash bonuses in 2012, 2011 and 2010 of $86,000, $107,500 and $49,200, respectively. Mr. Warning received grants of RSUs of 4,698, 13,809 and 17,000 in 2012, 2011 and 2010, respectively, and a grant of an award of 9,538 performance shares in 2012. In 2010, Mr. Warning received a grant of 5,000 units under the Company's Value Creation Plan. In December 2012, the Company entered into a severance agreement with Mr. Warning and recorded $256,000 in corporate expenses in the accompanying consolidated statement of operations for the year ended December 31, 2012. Under the severance agreement, all unvested RSUs and performance shares were forfeited.

17. COMMITMENTS AND CONTINGENCIES

Environmental Matters:

Generally, the properties acquired by the Company have been subjected to environmental site assessments. While some of these assessments have led to further investigation and sampling, none of the environmental assessments have revealed, nor is the Company aware of any environmental liability that it believes would have a material effect on its business or financial statements.

Litigation:

The Company is party to various claims and routine litigation arising in the ordinary course of business. Based on discussions with legal counsel, the Company does not believe that the results of these claims and litigation, individually or in the aggregate, will have a material effect on its business or financial statements.

Letters of Credit:

As of December 31, 2012, the Company provided a $250,000 letter of credit related to its office space lease, a $1,600,000 letter of credit in connection with an obligation to complete certain repairs to the underground parking garage at the Four Seasons Washington, D.C. hotel, and a $16,670,000 letter of credit in connection with an obligation to complete property improvements at the JW Marriott Essex House Hotel. Subsequent to December 31, 2012, the letter of credit related to the office space lease decreased to $150,000 and the letter of credit related to the parking garage at the Four Seasons Washington, D.C. hotel decreased to $1,391,000.

Construction Contracts:

The Company has executed various contracts related to construction activities. As of December 31, 2012, the Company's obligations under these contracts amounted to approximately $6,374,000. The construction activities are expected to be completed in 2013.

As required by the JW Marriott Essex House Hotel management agreement, the Essex House Hotel Venture has an obligation to renovate and improve the property. As of December 31, 2012, the Essex House Hotel Venture's obligation under this agreement is approximately $14,844,000. The improvements are to be completed by December 2014.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

As of December 31, 2012 and 2011, the carrying amounts of certain financial instruments employed by the Company, including cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses were representative of their fair values because of the short-term maturity of these instruments.

At December 31, 2012, the Company estimated the fair value of mortgage and other debt payable and the bank credit facility to be approximately $1,346,000,000.

At December 31, 2011, the fair value of the fixed-rate mortgage and other debt approximated the carrying value of $464,226,000. In addition, the fair value of new or recently refinanced variable-rate debt, which included the Company's bank credit facility and mortgage loans secured by the Four Seasons Washington, D.C. hotel, the Loews Santa Monica Beach Hotel, and the InterContinental Miami hotel approximated the carrying value of $375,000,000 at December 31, 2011.

To calculate the estimated fair value of the remaining variable-rate mortgage debt as of December 31, 2011, the Company estimated that the current market spread over the applicable index (LIBOR or GBP LIBOR) would be in the range of 350 to 450 basis points as compared to the current contractual spread as disclosed (see note 10). Using these estimated market spreads, the Company estimated the fair value of the remaining variable-rate mortgage debt to be approximately $6,000,000 to $9,000,000 lower than the total carrying value of $211,159,000. For every 100 basis point change in the assumed market spread, the corresponding change in the fair value of the total variable-rate debt would be approximately $3,000,000.

The Company estimated the fair value of the debt using a future discounted cash flow analysis based on the use and weighting of multiple market inputs being considered. Based on the frequency and availability of market data, all inputs used to measure the estimated fair value of the debt are Level 2 inputs. The primary sensitivity in these calculations is based on the selection of appropriate discount rates.

Interest rate swap and cap agreements have been recorded at their estimated fair values.

19. GEOGRAPHIC AND BUSINESS SEGMENT INFORMATION

The Company operates in one reportable business segment, hotel ownership. As of December 31, 2012, the Company's foreign operations (excluding discontinued operations) and long-lived assets consisted of one Mexican hotel property, two Mexican development sites, a 31% interest in a Mexican unconsolidated affiliate, and two European properties, including a leasehold interest in a German hotel property.

The following tables present revenues (excluding unconsolidated affiliates and discontinued operations) and long-lived assets for the geographical areas in which the Company operates (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Revenues:			
United States	$ 732,188	$ 688,111	$ 607,908
Mexico	33,099	33,792	38,928
Europe	43,030	41,935	39,457
Total	$ 808,317	$ 763,838	$ 686,293

	December 31,	
	2012	2011
Long-lived Assets:		
United States	$ 1,802,770	$ 1,496,513
Mexico	144,392	169,729
Europe	94,388	97,183
Total	$ 2,041,550	$ 1,763,425

20. QUARTERLY OPERATING RESULTS (UNAUDITED)

The Company's unaudited consolidated quarterly operating data for the years ended December 31, 2012 and 2011 are as follows. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of quarterly results have been reflected in the data.

It is also management's opinion, however, that quarterly operating data for hotel properties are not indicative of results to be achieved in succeeding quarters or years.

	Year Ended December 31, 2012 (Dollars in thousands, except per share data)			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 178,279	$ 201,401	$ 204,565	$ 224,072
Loss from continuing operations attributable to SHR common shareholders	$ (31,516)	$ (2,463)	$ (8,557)	$ (36,401)
Loss from discontinued operations attributable to SHR	—	(535)	—	—
Net loss attributable to SHR common shareholders	$ (31,516)	$ (2,998)	$ (8,557)	$ (36,401)
Earnings per weighted average common share outstanding—Basic				
Loss from continuing operations attributable to SHR common shareholders per share	$ (0.17)	$ (0.01)	$ (0.04)	$ (0.18)
Loss from discontinued operations attributable to SHR per share	—	—	—	—
Net loss attributable to SHR common shareholders per share	$ (0.17)	$ (0.01)	$ (0.04)	$ (0.18)
Weighted average common shares outstanding—Basic	186,430	202,021	206,523	206,836
Earnings per weighted average common share outstanding—Diluted				
Loss from continuing operations attributable to SHR common shareholders per share	$ (0.17)	$ (0.01)	$ (0.05)	$ (0.18)
Loss from discontinued operations attributable to SHR per share	—	—	—	—
Net loss attributable to SHR common shareholders per share	$ (0.17)	$ (0.01)	$ (0.05)	$ (0.18)
Weighted average common shares outstanding—Diluted	186,430	202,021	218,182	206,836

	Year Ended December 31, 2011			
	(Dollars in thousands, except per share data)			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 175,540	$ 204,478	$ 189,906	$ 193,914
Loss from continuing operations attributable to SHR common shareholders	$ (35,568)	$ (61,031)	$ (11,921)	$ (16,273)
Income from discontinued operations attributable to SHR	161	100,569	19	356
Net (loss) income attributable to SHR common shareholders(a)	$ (35,407)	$ 39,538	$ (11,902)	$ (15,917)
Earnings per weighted average common share outstanding—Basic				
Loss from continuing operations attributable to SHR common shareholders per share	$ (0.23)	$ (0.35)	$ (0.06)	$ (0.09)
Income from discontinued operations attributable to SHR per share	—	0.57	—	—
Net (loss) income attributable to SHR common shareholders per share	$ (0.23)	$ 0.22	$ (0.06)	$ (0.09)
Weighted average common shares outstanding—Basic	157,333	176,141	186,146	186,151
Earnings per weighted average common share outstanding—Diluted				
Loss from continuing operations attributable to SHR common shareholders per share	(0.23)	(0.35)	(0.06)	(0.09)
Income from discontinued operations attributable to SHR per share	—	0.57	—	—
Net (loss) income attributable to SHR common shareholders per share	(0.23)	0.22	(0.06)	(0.09)
Weighted average common shares outstanding—Diluted	157,333	176,141	186,146	186,151

(a) The net loss attributable to SHR common shareholders in the fourth quarter of 2011 reflects the impact of the preferred stock tender offers (see notes 2 and 11).

The Marriott domestic hotels report their results of operations using a fiscal year consisting of thirteen four-week periods. As a result, for the Marriott Lincolnshire Resort, for all years presented, the first three quarters consist of 12 weeks each and the fourth quarter consists of 16 weeks.

21. SUBSEQUENT EVENT

In February 2013, the Company amended the ground lease agreement at the Marriott Lincolnshire Resort. The amendment extended the term through December 31, 2112 and changed the annual rent payments to a fixed amount, subject to indexation.

STRATEGIC HOTELS & RESORTS, INC.
SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2012
(In Thousands)

			Initial Costs			Gross Amount at December 31, 2012						
Description	Location	Debt	Land	Building & Improvements	Subsequent Costs Capitalized	Land	Building & Improvements	Total	Accumulated Depreciation	Date of Completion of Construction	Date Acquired	Depreciation Life
Marriott Lincolnshire Resort	Lincolnshire, IL	$ —	$ —	$ 47,248	$ 6,921	$ —	$ 54,169	$ 54,169	$ (25,542)	1975	9/1997	39
Loews Santa Monica Beach Hotel	Santa Monica, CA	110,000	5,833	91,717	1,020	5,833	92,737	98,570	(38,359)	1989	3/1998	39
Hyatt Regency La Jolla	La Jolla, CA	90,000	13,093	66,260	—	13,093	66,260	79,353	(22,939)	1989	7/1999	39
Four Seasons Punta Mita	Punta Mita, Mexico	—	4,359	44,950	25,702	7,360	67,651	75,011	(17,211)	1999	2/2001	39
Ritz-Carlton Half Moon Bay	Half Moon Bay, CA	—	20,100	79,400	3,088	20,100	82,488	102,588	(20,104)	2001	8/2004	39
InterContinental Chicago	Chicago, IL	145,000	20,259	139,204	3,328	20,252	142,539	162,791	(30,107)	1929	4/2005	39
InterContinental Miami	Miami, FL	85,000	41,891	69,296	18,375	41,877	87,685	129,562	(21,271)	1982	4/2005	39
Fairmont Chicago	Chicago, IL	95,167	17,347	129,153	25,911	17,347	155,064	172,411	(47,688)	1987	9/2005	39
Four Seasons Washington, D.C.	Washington, D.C.	130,000	44,900	75,600	21,997	44,900	97,597	142,497	(30,801)	1979	3/2006	39
Westin St. Francis	San Francisco, CA	214,186	61,400	287,800	2,641	61,400	290,441	351,841	(50,903)	1907	6/2006	39
Ritz-Carlton Laguna Niguel	Dana Point, CA	—	76,700	176,300	1,532	76,700	177,832	254,532	(33,368)	1984	7/2006	39
Marriott London Grosvenor Square	London, England	115,468	—	85,468	(12,430)(1)	—	73,038	73,038	(13,578)	1962	8/2006	39
Four Seasons Jackson Hole	Teton Village, WY	—	19,669	33,894	—	19,669	33,894	53,563	(1,632)	2003	3/2011	39
Four Seasons Silicon Valley	East Palo Alto, CA	—	5,518	27,669	—	5,518	27,669	33,187	(1,335)	2006	3/2011	39
JW Marriott Essex House	New York, NY	190,000	230,951	88,470	—	230,951	88,470	319,421	(659)	1931	9/2012	39
La Solana (Land held for development)	Punta Mita, Mexico	—	51,900	—	—	51,900	—	51,900	—	—	3/2006	—
H Five Lot B (Land held for development)	Punta Mita, Mexico	—	46,921	—	(20,821)	26,100	—	26,100	—	—	10/2007	—
Totals		$1,174,821	$660,841	$ 1,442,429	$ 77,264	$643,000	$ 1,537,534	$2,180,534	$ (355,497)			

(1) Includes currency translation adjustment of $(12,430) for the Marriott London Grosvenor Square hotel.

STRATEGIC HOTELS & RESORTS, INC.

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2012
(In Thousands)

Notes:

(A) The change in total cost of properties for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Balance, beginning of period	$ 1,869,903	$ 1,978,506	$ 2,205,239
Additions:			
Acquisition of properties	319,421	86,750	—
Improvements	13,129	2,695	2,744
Currency translation adjustment	3,170	—	—
Deductions:			
Dispositions and recapitalization	—	(197,796)	(116,892)
Currency translation adjustment	—	(252)	(2,540)
Impairment	(25,089)	—	(110,045)
Balance, end of period	$ 2,180,534	$ 1,869,903	$ 1,978,506

(B) The change in accumulated depreciation and amortization of real estate assets for the years ended December 31, 2012, 2011 and 2010 is as follows:

	2012	2011	2010
Balance, beginning of period	$ 304,779	$ 285,039	$ 250,787
Depreciation and amortization	50,172	48,918	60,114
Dispositions and recapitalization	—	(29,079)	(9,469)
Currency translation adjustment	546	(99)	(215)
Impairment	—	—	(16,178)
Balance, end of period	$ 355,497	$ 304,779	$ 285,039

(C) The aggregate cost of properties for Federal income tax purposes is approximately $2,480,126 at December 31, 2012.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) under the Exchange Act), as of the end of the period covered by this annual report on Form 10-K, was made under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer. Based upon this evaluation, as of December 31, 2012, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2012. Internal control over financial reporting is a process designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations, which include the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentations and all misstatements may not be prevented or detected. Also, the effectiveness of internal control over financial reporting may deteriorate in future periods due to either changes in conditions or declining levels of compliance with policies or procedures.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment, management used criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment management believes that, as of December 31, 2012, our internal control over financial reporting was effective based on such criteria.

Deloitte & Touche LLP, an independent registered public accounting firm, issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2012. This report appears below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Strategic Hotels & Resorts, Inc.
Chicago, Illinois

We have audited the internal control over financial reporting of Strategic Hotels & Resorts, Inc. and subsidiaries (the "Company") as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated February 28, 2013 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
February 28, 2013

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by Items 401, 405, 406, and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 402 and paragraph (e)(4) and (e)(5) of Item 407 of Regulation S-K is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by Item 403 of Regulation S-K is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act.

The information required by Item 201(d) of Regulation S-K is incorporated herein by reference to "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Equity Compensation Plan Information" of this annual report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by Item 9(e) of Schedule 14A is incorporated herein by reference to the Company's definitive proxy statement to be filed with the SEC pursuant to Regulation 14A under the Exchange Act.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a) The following is a list of documents filed as part of this report:

(1) Financial Statements.

All financial statements are set forth under Item 8. Financial Statements and Supplementary Data of this report.

(2) Financial Statement Schedules.

The following financial statement schedule is included herein at pages 103 and 104.

Schedule III – Real Estate and Accumulated Depreciation

All other schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

(b) The exhibits required to be filed by Item 601 of Regulation S-K are listed in the Exhibit Index on pages 111 through 118 of this report, which is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2013

STRATEGIC HOTELS & RESORTS, INC.

By: /S/ RAYMOND L. GELLEIN, JR.
Raymond L. Gellein, Jr.
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Each Dated: February 28, 2013

By: /S/ RAYMOND L. GELLEIN, JR.

Raymond L. Gellein, Jr.
President, Chief Executive Officer and Director and Chairman of the Board
(principal executive officer)

By: /S/ DIANE M. MOREFIELD

Diane M. Morefield
Executive Vice President and Chief Financial Officer
(principal financial officer)

By: /S/ STEPHEN M. BRIGGS

Stephen M. Briggs
Senior Vice President, Chief Accounting Officer
(principal accounting officer)

By: /S/ ROBERT P. BOWEN

Robert P. Bowen
Director

By: /S/ KENNETH FISHER

Kenneth Fisher
Director

By: /S/ JAMES A. JEFFS

James A. Jeffs
Director

By: /S/ RICHARD D. KINCAID

Richard D. Kincaid
Director

By: /S/ DAVID M.C. MICHELS

David M.C. Michels
Director

By: /S/ WILLIAM A. PREZANT

William A. Prezant
Director

By: /S/ EUGENE F. REILLY

Eugene F. Reilly
Director

By: /S/ SHELI Z. ROSENBERG

Sheli Z. Rosenberg
Director

Exhibit Index

Exhibit No.	Description of Exhibit
3.1.a	Articles of Amendment and Restatement of the Company (filed as Exhibit 3.1 to the Company's Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-112846), filed with the SEC on June 8, 2004 and incorporated herein by reference).
3.1.b	Articles of Amendment relating to the Company's name change to Strategic Hotels & Resorts, Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on March 15, 2006 and incorporated herein by reference).
3.1.c	Articles of Amendment (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on May 19, 2010 and incorporated herein by reference).
3.1.d	Articles of Amendment (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on April 19, 2012 and incorporated herein by reference).
3.1.e	Articles Supplementary relating to the Company's 8.50% Series A Cumulative Redeemable Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on March 18, 2005 and incorporated herein by reference).
3.1.f	Certificate of Correction relating to the Company's 8.50% Series A Cumulative Redeemable Preferred Stock (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on March 18, 2005 and incorporated herein by reference).
3.1.g	Articles Supplementary relating to the Company's 8.25% Series B Cumulative Redeemable Preferred Stock (filed as Exhibit 3.5 to the Company's Form 8-A (File No. 001-32223), filed with the SEC on January 13, 2006 and incorporated herein by reference).
3.1.h	Articles Supplementary relating to the Company's 8.25% Series C Cumulative Redeemable Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on April 21, 2006 and incorporated herein by reference).
3.1.i	Articles Supplementary relating to the Company's Series D Junior Participating Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on November 18, 2008 and incorporated herein by reference).
3.1.j	Articles Supplementary relating to the Company's Series D Junior Participating Preferred Stock (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on May 19, 2010 and incorporated herein by reference).
3.1.k	Articles Supplementary relating to the Company's Series D Junior Participating Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on November 13, 2012 and incorporated herein by reference).
3.2	By-Laws of the Company (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on November 18, 2008 and incorporated herein by reference).
4.1	Form of Certificate of Common Stock, par value $0.01 per share, of the Company (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-3 (File No. 333-133353) filed with the SEC on April 18, 2006 and incorporated herein by reference).
4.2	Rights Agreement, dated as of November 14, 2008, by and between Strategic Hotels & Resorts, Inc. and Mellon Investor Services LLC (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on November 19, 2008 and incorporated herein by reference).
4.3	Amendment No. 1 to the Rights Agreement, dated as of November 24, 2009, by and between Strategic Hotels & Resorts, Inc. and Mellon Investor Services LLC, amending the Rights Agreement, dated as of November 14, 2008 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-32223) filed with the SEC on November 25, 2009 and incorporated herein by reference).

4.4	Amendment No. 2 to the Rights Agreement, dated as of November 12, 2012, by and between Strategic Hotels & Resorts, Inc. and Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC), amending the Rights Agreement, dated as of November 14, 2008, as amended on November 24, 2009 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-32223) filed with the SEC on November 13, 2012 and incorporated herein by reference).
10.1	Limited Liability Company Agreement of Strategic Hotel Funding, L.L.C. (filed as Exhibit 10.1 to the Company's Amendment No. 4 to Registration Statement on Form S-11 (File No. 333-112846), filed with the SEC on June 18, 2004 and incorporated herein by reference).
10.2	First Amendment to the Limited Liability Company Agreement of Strategic Hotel Funding, L.L.C., dated as of March 15, 2005 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on March 18, 2005 and incorporated herein by reference).
10.3	Third Amendment to the Limited Liability Company Agreement of Strategic Hotel Funding, L.L.C., dated as of January 31, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on February 2, 2006 and incorporated herein by reference).
10.4	Fourth Amendment to the Limited Liability Company Agreement of Strategic Hotel Funding, L.L.C., dated as of May 17, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on May 18, 2006 and incorporated herein by reference).
10.5	Fifth Amendment to the Limited Liability Company Agreement of Strategic Hotel Funding, L.L.C., dated as of March 1, 2007 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 7, 2007 and incorporated herein by reference).
10.6	Structuring and Contribution Agreement, dated as of February 13, 2004, by and among Strategic Hotel Funding, LLC, Strategic Hotel Capital, LLC and the other parties thereto (filed as Exhibit 10.2 to the Company's Amendment No. 1 to Registration Statement on Form S-11 (File No. 333-112846), filed with the SEC on April 9, 2004 and incorporated herein by reference).
10.7	Registration Rights Agreement, dated as of June 29, 2004, by and between Strategic Hotel Capital, Inc. and Rockmark Corporation (filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed with the SEC on February 25, 2010 and incorporated herein by reference).
10.8	Registration Rights Agreement, dated as of June 29, 2004, by and among Strategic Hotel Capital, Inc., WHSHC, LLC, W9/WHSHC, LLC I, The Prudential Insurance Company of America, PIC Realty Corporation and Strategic Value Investors LLC (filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed with the SEC on February 25, 2010 and incorporated herein by reference).
10.9	Stock Transfer Restriction and Registration Rights Agreement, dated as of March 11, 2011, by and among the Company, WJH Holdings Inc. and WPA Hotel Holdings Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on March 16, 2011 and incorporated herein by reference).
10.10	Registration Rights Agreement, dated as of September 14, 2012, by and among the Company, Monroe EH Holdings Trust, Monroe EH TRS, LLC and Monroe EH Condo Investment, LLC. (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on November 8, 2012 and incorporated herein by reference).
+ 10.11	Strategic Hotels & Resorts, Inc. Second Amended and Restated 2004 Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on May 24, 2011 and incorporated herein by reference).
+ 10.12	Amendment No. 1 to the Strategic Hotels & Resorts, Inc. Second Amended and Restated 2004 Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on February 27, 2012 and incorporated herein by reference).
+ 10.13	Employee Stock Purchase Plan (filed as Exhibit 10.14 to the Company's Amendment No. 3 to Registration Statement on Form S-11 (File No. 333-112846), filed with the SEC on June 8, 2004 and incorporated herein by reference).

+ 10.14	Form of Stock Unit Award Agreement for directors (filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed with the SEC on March 7, 2005 and incorporated herein by reference).
+ 10.15	Form of Stock Unit Award Agreement for employees (filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed with the SEC on March 7, 2005 and incorporated herein by reference).
+ 10.16	Strategic Hotels & Resorts, Inc. Severance Program (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on November 4, 2010 and incorporated herein by reference).
+ 10.17	Summary of Director Compensation (included in the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 21, 2010 and incorporated herein by reference).
+ 10.18	Employment Agreement dated as of September 7, 2006, by and between Laurence S. Geller and the Company (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 11, 2006 and incorporated herein by reference).
+ 10.19	Stock Option Agreement dated as of September 7, 2006, by and between Laurence S. Geller and the Company (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 11, 2006, and incorporated herein by reference).
+ 10.20	Stock Unit Award Agreement, dated as of September 7, 2006, by and between Laurence S. Geller and the Company (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 11, 2006 and incorporated herein by reference).
+ 10.21	Form of stock unit award agreement for earned Performance Shares (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 11, 2006 and incorporated herein by reference).
+ 10.22	Amendment No. 1 to Employment Agreement, dated December 17, 2008, between Strategic Hotels & Resorts, Inc. and Laurence S. Geller (filed as Exhibit 10.117 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed with the SEC on March 2, 2009 and incorporated herein by reference).
+ 10.23	Amended and Restated Employment Agreement by and between Laurence S. Geller and the Company, dated August 27, 2009 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on August 28, 2009 and incorporated herein by reference).
+ 10.24	Amendment No. 1 to Employment Agreement, entered into as of September 27, 2012, by and between Laurence S. Geller and the Company (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 28, 2012 and incorporated herein by reference).
+ 10.25	Separation Agreement, dated as of November 2, 2012, by and between the Company and Laurence S. Geller (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on November 5, 2012 and incorporated herein by reference).
+ 10.26	Offer Letter, dated as of March 9, 2010, by and between Diane M. Morefield and the Company (filed as Exhibit 99.2 to the Company's Form 8-K (File No. 001-32223), filed with the SEC on March 9, 2010 and incorporated herein by reference).
+ 10.27	Employment Agreement, dated as of November 19, 2012, by and between Raymond L. Gellein, Jr. and the Company (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K/A (File No. 001-32223), filed with the SEC on November 20, 2012 and incorporated herein by reference).
+ 10.28	Form of Employment Agreement to be entered into between Strategic Hotels & Resorts, Inc. and certain executives thereof (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223) filed with the SEC on November 18, 2008 and incorporated herein by reference).
+ 10.29	Strategic Hotels & Resorts, Inc. Value Creation Plan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on August 28, 2009 and incorporated herein by reference).

+ 10.30	Strategic Hotels & Resorts, Inc. Unit Agreement under Strategic Hotels & Resorts, Inc. Value Creation Plan (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on August 28, 2009 and incorporated herein by reference).
+ 10.31	Form of Amendment One to Strategic Hotels & Resorts, Inc. Value Creation Plan and Strategic Hotels & Resorts, Inc. Unit Agreement Under Strategic Hotels & Resorts, Inc. Value Creation Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on May 25, 2011 and incorporated herein by reference).
+ 10.32	Strategic Hotels & Resorts, Inc. Value Creation Plan Normal Unit Distributions Deferral Election and Deferral Program (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 6, 2011 and incorporated herein by reference).
+ 10.33	Performance Share Award Agreement under Strategic Hotels & Resorts, Inc. Second Amended and Restated 2004 Incentive Plan (including Amendment Two to Value Creation Plan and Unit Agreement Thereunder) for Laurence S. Geller (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on February 27, 2012 and incorporated herein by reference).
+ 10.34	Form of Performance Share Award Agreement under Strategic Hotels & Resorts, Inc. Second Amended and Restated 2004 Incentive Plan (including Amendment Two to Value Creation Plan and Unit Agreement Thereunder) for executives other than Laurence S. Geller (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on February 27, 2012 and incorporated herein by reference).
+ 10.35	Amendment to Form of Performance Share Award Agreement under Strategic Hotels & Resorts, Inc. Second Amended and Restated 2004 Incentive Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on August 7, 2012 and incorporated herein by reference).
+ 10.36	Stock Unit Award Agreement under Strategic Hotels & Resorts, Inc. Second Amended and Restated 2004 Incentive Plan for Laurence S. Geller (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on February 27, 2012 and incorporated herein by reference).
+ 10.37	Form of Stock Unit Award Agreement under Strategic Hotels & Resorts, Inc. Second Amended and Restated 2004 Incentive Plan for executives other than Laurence S. Geller (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on February 27, 2012 and incorporated herein by reference).
+ 10.38	Form of 2012 Performance Share Award Deferral Election (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on February 27, 2012 and incorporated herein by reference).
10.39	Facility Agreement, dated August 31, 2006, by and among Grosvenor Square Hotel S.a.r.l., and Lomar Hotel Company Limited, Barclay's Bank PLC and Barclay's Capital Mortgage Servicing Limited (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on November 8, 2006 and incorporated herein by reference).
10.40	Limited Liability Company Agreement of FMT Scottsdale Holdings, LLC, dated as of June 9, 2011, made by and between Walton Scottsdale Investors VI, LLC and SHR Scottsdale Investor, LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on June 10, 2011 and incorporated herein by reference).
10.41	Purchase and Sale Agreement by and among SHR Scottsdale, L.L.C., DTRS Scottsdale, L.L.C., SHR Scottsdale Z, L.L.C., FMT Scottsdale Owner, LLC and Walton/SHR FPH, LLC, dated June 9, 2011 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on June 10, 2011 and incorporated herein by reference).
10.42	Restructuring Agreement by and among SHR Scottsdale, L.L.C., Strategic Hotel Funding, L.L.C., DTRS Scottsdale, L.L.C. and Bank of America, National Association, Successor by Merger to LaSalle Bank National Association, as Trustee for the Registered Holders of the Citigroup Commercial Mortgage Trust 2007-FL3 Commercial Mortgage Pass-Through Certificates, Series 2007-FL3, dated June 9, 2011 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on June 10, 2011 and incorporated herein by reference).

* 10.43	First Amendment to Restructuring Agreement, entered into effective as of December 17, 2012, by and among U.S. Bank National Association, as Trustee, as successor in interest to Bank of America, National Association, as Trustee for the Registered Holders of the Citigroup Commercial Mortgage Trust 2007-FL3 Commercial Mortgage Pass-Through Certificates, Series 2007-FL3, FMT Scottsdale Owner, LLC, Walton/SHR FPH, LLC and certain guarantor parties thereto.
10.44	Amended and Restated Limited Liability Company Agreement of SHC Aventine II, L.L.C., dated as of August 31, 2007 (filed as Exhibit 10.102 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed with the SEC on February 25, 2010 and incorporated herein by reference).
10.45	Letter Agreement, dated August 20, 2012, by and between New Aventine, L.L.C. and Metropolitan Life Insurance Company (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on August 24, 2012 and incorporated herein by reference).
10.46	Mortgage Loan Application, dated September 12, 2012, by and between New Aventine, L.L.C. and Metropolitan Life Insurance Company (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 17, 2012 and incorporated herein by reference).
* 10.47	Deed of Trust, Security Agreement and Fixture Filing by New Aventine, L.L.C. and New DTRS La Jolla, L.L.C. to First American Title Insurance Company as Trustee for the benefit of Metropolitan Life Insurance Company.
* 10.48	Floating Rate Promissory Note, dated as of November 1, 2012, between New Aventine, L.L.C. and Metropolitan Life Insurance Company.
* 10.49	Fixed Rate Promissory Note, dated as of November 1, 2012, between New Aventine, L.L.C. and Metropolitan Life Insurance Company.
10.50	Mortgage Loan Application, dated as of April 27, 2010, among SHR St. Francis, L.L.C., SHC Columbus Drive, LLC and Metropolitan Life Insurance Company (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on May 3, 2010 and incorporated herein by reference).
10.51	Promissory Note, dated May 5, 2010, by and between SHR St. Francis, L.L.C. and Metropolitan Life Insurance Company (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.52	Promissory Note, dated May 5, 2010, by and between SHC Columbus Drive, LLC and Metropolitan Life Insurance Company (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.53	Deed of Trust, Security Agreement and Fixture Filing, dated May 5, 2010, by SHR St. Francis, L.L.C. and DTRS St. Francis, L.L.C. to Fidelity National Title Insurance Company for the benefit of Metropolitan Life Insurance Company (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.54	Subordinate Deed of Trust, Security Agreement and Fixture Filing, dated May 5, 2010, by SHR St. Francis, L.L.C. and DTRS St. Francis, L.L.C. to Fidelity National Title Insurance Company for the benefit of Metropolitan Life Insurance Company (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.55	Mortgage, Security Agreement and Fixture Filing, dated May 5, 2010, by SHC Columbus Drive, LLC and DTRS Columbus Drive, LLC to Metropolitan Life Insurance Company (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.56	Subordinate Mortgage, Security Agreement and Fixture Filing, dated May 5, 2010, by SHC Columbus Drive, LLC and DTRS Columbus Drive, LLC to Metropolitan Life Insurance Company (filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.57	Guaranty, dated May 5, 2010, by Strategic Hotel Funding, L.L.C. in favor of Metropolitan Life Insurance Company (filed as Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).

10.58	Guaranty, dated May 5, 2010, by Strategic Hotel Funding, L.L.C. in favor of Metropolitan Life Insurance Company (filed as Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.59	Affiliated Guaranty, dated May 5, 2010, by SHC Columbus Drive, LLC in favor of Metropolitan Life Insurance Company (filed as Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.60	Affiliated Guaranty, dated May 5, 2010, by SHR St. Francis, L.L.C. in favor of Metropolitan Life Insurance Company (filed as Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
10.61	Purchase and Sale Agreement, dated February 24, 2011, by and among FS Jackson Hole Development Company LLC, East Palo Alto Hotel Development LLC, TWCL US, Inc., SHR Jackson Hole, LLC, SHR Palo Alto, LLC, Strategic Hotel Funding, L.L.C. and the Company (filed as Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 5, 2011 and incorporated herein by reference).
10.62	Loan Agreement, dated as of July 28, 2011, by and among SHC Michigan Avenue, LLC, New DTRS Michigan Avenue, LLC and JPMorgan Chase Bank, National Association (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 29, 2011 and incorporated herein by reference).
10.63	Promissory Note, dated as of July 28, 2011 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 29, 2011 and incorporated herein by reference).
10.64	Amended and Restated Loan and Security Agreement, dated as of July 20, 2011, by and among SHC Washington, L.L.C., Deutsche Bank Trust Company Americas, the lenders from time to time party thereto and Deutsche Bank Securities Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 25, 2011 and incorporated herein by reference).
10.65	Amended, Restated and Consolidated Note, dated as of July 20, 2011 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 25, 2011 and incorporated herein by reference).
10.66	Loan Agreement, dated as of July 14, 2011, by and among New Santa Monica Beach Hotel, L.L.C., DTRS Santa Monica, L.L.C., the lenders signatories thereto, Wells Fargo Bank, National Association, and Wells Fargo Securities, LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 15, 2011 and incorporated herein by reference).
10.67	Secured Promissory Note, dated as of July 14, 2011 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 15, 2011 and incorporated herein by reference).
10.68	Loan Agreement, dated as of July 6, 2011, by and among SHC Chopin Plaza, LLC, DTRS InterContinental Miami, LLC and Aareal Capital Corporation (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on August 4, 2011 and incorporated herein by reference).
10.69	Promissory Note, made as of July 6, 2011, in favor of Aareal Capital Corporation (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on August 4, 2011 and incorporated herein by reference).
10.70	Credit Agreement, dated as of June 30, 2011, among Strategic Hotel Funding, L.L.C., Deutsche Bank Trust Company Americas, as administrative agent, and the various financial institutions as are or may become parties thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 7, 2011 and incorporated herein by reference).
10.71	Purchase and Sale Agreement, dated August 13, 2012, between DIG EH Hotel LLC and SHR Essex House LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on August 17, 2012 and incorporated herein by reference).
10.72	First Amendment to Purchase and Sale Agreement, dated September 7, 2012, by and among DIG EH Hotel LLC, SHR Essex House, LLC and SHR Essex House Condominiums, LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 11, 2012 and incorporated herein by reference).

10.73	Limited Liability Company Agreement of SHR Essex House Holdings, LLC, dated as of September 14, 2012, by and between Monroe EH Holdings Trust and Strategic Hotel Funding, L.L.C. (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on November 8, 2012 and incorporated herein by reference).
10.74	Limited Liability Company Agreement of SHR Essex House Condominiums Holdings, LLC, dated as of September 14, 2012, by and between Monroe EH Condo Investment, LLC and SHC DTRS, Inc. (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on November 8, 2012 and incorporated herein by reference).
10.75	Limited Liability Company Agreement of DTRS Essex House Holdings, LLC, dated as of September 14, 2012, by and between Monroe EH TRS, LLC and SHC DTRS, Inc. (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on November 8, 2012 and incorporated herein by reference).
10.76	Loan Agreement, dated as of September 14, 2012, by and among SHR Essex House, LLC, SHR Essex House Condominiums, LLC, DTRS Essex House, LLC, Bank of America, N.A. and various other financial institutions party thereto (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on November 8, 2012 and incorporated herein by reference).
* 14.1	Strategic Hotels & Resorts, Inc. Code of Business Conduct and Ethics.
* 21.1	Subsidiaries of Strategic Hotels & Resorts, Inc.
* 23.1	Consent of Deloitte & Touche LLP.
* 31.1	Certification of Raymond L. Gellein, Jr., Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
* 31.2	Certification of Diane M. Morefield, Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
** 32.1	Certification of Raymond L. Gellein, Jr., Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
** 32.2	Certification of Diane M. Morefield, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document ***
101.SCH	XBRL Taxonomy Extension Schema Document ***
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document ***
101.LAB	XBRL Taxonomy Extension Label Linkbase Document ***
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document ***
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document ***

+ Represents a management contract or compensatory plan or arrangement.

* Filed herewith.

** This exhibit shall not be deemed “filed” for puposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise subject to the liability of that Section. Such exhibit shall not be deemed incorporated into any filing under the Securities Act of 1933, as amended (the Securities Act), or the Exchange Act.

*** Attached as Exhibit 101 to this Annual Report on Form 10-K are the following materials, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets as of December 31, 2012 and 2011; (ii) the Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010; (iii) the Consolidated Statements of Comprehensive (Loss) Income for the years ended December 31, 2012, 2011 and 2010; (iv) the Consolidated Statements of Equity for the years ended December 31, 2012, 2011 and 2010; (v) the Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (vi) Notes to the Consolidated Financial Statements that have been detail tagged.

The XBRL related information in this Annual Report on Form 10-K, Exhibit 101, is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these Sections.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-32223

STRATEGIC HOTELS & RESORTS, INC.
(Exact name of registrant as specified in its charter)

Maryland	**33-1082757**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
200 West Madison Street, Suite 1700, Chicago, Illinois	**60606-3415**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (312) 658-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($0.01 par value per share)	New York Stock Exchange
8.50% Series A Cumulative Preferred Stock ($0.01 par value per share)	New York Stock Exchange
8.25% Series B Cumulative Preferred Stock ($0.01 par value per share)	New York Stock Exchange
8.25% Series C Cumulative Preferred Stock ($0.01 par value per share)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common stock of the registrant held by non-affiliates of the registrant was approximately $1.16 billion as of June 29, 2012, the last business day of the registrant's most recently completed second fiscal quarter (based on the closing sale price of the common stock on the New York Stock Exchange on such date).

The number of shares of common stock ($0.01 par value per share) of the registrant outstanding as of February 27, 2013 was 204,308,710.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of the annual report on Form 10-K incorporates information by reference from the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the close of the registrant's fiscal year.

EXPLANATORY NOTE

Strategic Hotels & Resorts, Inc. (the "Company") is filing this Amendment No. 1 (the "Amendment") to its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission (the "SEC") on February 28, 2013 (the "Initial Form 10-K"), to include the financial statements of BSK Del Partner, L.P. (the "Partnership"), an unconsolidated affiliate of the Company which met the conditions of a significant subsidiary pursuant to Rule 3-09(a) and Rule 1-02(w) of Regulation S-X, which financial statements were not available at the time of filing the Initial Form 10-K. This Amendment No. 1 to the Initial Form 10-K is being filed solely to include the separate financial statements of the Partnership as provided in Exhibit 99.1 attached hereto.

Item 15 is the only portion of the Initial Form 10-K being supplemented or amended by this Amendment No. 1 to the Initial Form 10-K. Except as described above, this Amendment No. 1 to the Initial Form 10-K does not amend, update or change the financial statements or any other items or disclosures contained in the Initial Form 10-K and does not otherwise reflect events occurring after the original filing date of the Initial Form 10-K. Accordingly, this Amendment No. 1 to the Initial Form 10-K should be read in conjunction with the Company's filings with the SEC subsequent to the filing of the Initial Form 10-K.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

(a)

(1) Financial Statements.

All financial statements are set forth under Item 8. Financial Statements and Supplementary Data of the Initial Form 10-K.

(2) Financial Statement Schedules.

The following financial statement schedule is included in the Initial Form 10-K.

Schedule III – Real Estate and Accumulated Depreciation

All other schedules are omitted because they are not applicable or the required information is included in the consolidated financial statements or notes thereto.

(3) Exhibits.

The exhibits required to be filed by Item 601 of Regulation S-K are listed in the Exhibit Index on pages 3 through 9 of this report, which is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 28, 2013

STRATEGIC HOTELS & RESORTS, INC.

By: /s/ RAYMOND L. GELLEIN, JR.

Raymond L. Gellein, Jr.
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
3.1.a	Articles of Amendment and Restatement of the Company (filed as Exhibit 3.1 to the Company's Amendment No. 3 to the Registration Statement on Form S-11 (File No. 333-112846), filed with the SEC on June 8, 2004 and incorporated herein by reference).
3.1.b	Articles of Amendment relating to the Company's name change to Strategic Hotels & Resorts, Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on March 15, 2006 and incorporated herein by reference).
3.1.c	Articles of Amendment (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on May 19, 2010 and incorporated herein by reference).
3.1.d	Articles of Amendment (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on April 19, 2012 and incorporated herein by reference).
3.1.e	Articles Supplementary relating to the Company's 8.50% Series A Cumulative Redeemable Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on March 18, 2005 and incorporated herein by reference).
3.1.f	Certificate of Correction relating to the Company's 8.50% Series A Cumulative Redeemable Preferred Stock (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on March 18, 2005 and incorporated herein by reference).
3.1.g	Articles Supplementary relating to the Company's 8.25% Series B Cumulative Redeemable Preferred Stock (filed as Exhibit 3.5 to the Company's Form 8-A (File No. 001-32223), filed with the SEC on January 13, 2006 and incorporated herein by reference).
3.1.h	Articles Supplementary relating to the Company's 8.25% Series C Cumulative Redeemable Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on April 21, 2006 and incorporated herein by reference).
3.1.i	Articles Supplementary relating to the Company's Series D Junior Participating Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on November 18, 2008 and incorporated herein by reference).
3.1.j	Articles Supplementary relating to the Company's Series D Junior Participating Preferred Stock (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on May 19, 2010 and incorporated herein by reference).
3.1.k	Articles Supplementary relating to the Company's Series D Junior Participating Preferred Stock (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on November 13, 2012 and incorporated herein by reference).
3.2	By-Laws of the Company (filed as Exhibit 3.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on November 18, 2008 and incorporated herein by reference).
4.1	Form of Certificate of Common Stock, par value $0.01 per share, of the Company (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-3 (File No. 333-133353) filed with the SEC on April 18, 2006 and incorporated herein by reference).
4.2	Rights Agreement, dated as of November 14, 2008, by and between Strategic Hotels & Resorts, Inc. and Mellon Investor Services LLC (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on November 19, 2008 and incorporated herein by reference).
4.3	Amendment No. 1 to the Rights Agreement, dated as of November 24, 2009, by and between Strategic Hotels & Resorts, Inc. and Mellon Investor Services LLC, amending the Rights Agreement, dated as of November 14, 2008 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-32223) filed with the SEC on November 25, 2009 and incorporated herein by reference).
4.4	Amendment No. 2 to the Rights Agreement, dated as of November 12, 2012, by and between Strategic Hotels & Resorts, Inc. and Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC), amending the Rights Agreement, dated as of November 14, 2008, as amended on November 24, 2009 (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K (File No. 001-32223) filed with the SEC on November 13, 2012 and incorporated herein by reference).

10.1	Limited Liability Company Agreement of Strategic Hotel Funding, L.L.C. (filed as Exhibit 10.1 to the Company's Amendment No. 4 to Registration Statement on Form S-11 (File No. 333-112846), filed with the SEC on June 18, 2004 and incorporated herein by reference).
10.2	First Amendment to the Limited Liability Company Agreement of Strategic Hotel Funding, L.L.C., dated as of March 15, 2005 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on March 18, 2005 and incorporated herein by reference).
10.3	Third Amendment to the Limited Liability Company Agreement of Strategic Hotel Funding, L.L.C., dated as of January 31, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on February 2, 2006 and incorporated herein by reference).
10.4	Fourth Amendment to the Limited Liability Company Agreement of Strategic Hotel Funding, L.L.C., dated as of May 17, 2006 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on May 18, 2006 and incorporated herein by reference).
10.5	Fifth Amendment to the Limited Liability Company Agreement of Strategic Hotel Funding, L.L.C., dated as of March 1, 2007 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 7, 2007 and incorporated herein by reference).
10.6	Structuring and Contribution Agreement, dated as of February 13, 2004, by and among Strategic Hotel Funding, LLC, Strategic Hotel Capital, LLC and the other parties thereto (filed as Exhibit 10.2 to the Company's Amendment No. 1 to Registration Statement on Form S-11 (File No. 333-112846), filed with the SEC on April 9, 2004 and incorporated herein by reference).
10.7	Registration Rights Agreement, dated as of June 29, 2004, by and between Strategic Hotel Capital, Inc. and Rockmark Corporation (filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed with the SEC on February 25, 2010 and incorporated herein by reference).
10.8	Registration Rights Agreement, dated as of June 29, 2004, by and among Strategic Hotel Capital, Inc., WHSHC, LLC, W9/WHSHC, LLC I, The Prudential Insurance Company of America, PIC Realty Corporation and Strategic Value Investors LLC (filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed with the SEC on February 25, 2010 and incorporated herein by reference).
10.9	Stock Transfer Restriction and Registration Rights Agreement, dated as of March 11, 2011, by and among the Company, WJH Holdings Inc. and WPA Hotel Holdings Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on March 16, 2011 and incorporated herein by reference).
10.10	Registration Rights Agreement, dated as of September 14, 2012, by and among the Company, Monroe EH Holdings Trust, Monroe EH TRS, LLC and Monroe EH Condo Investment, LLC. (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on November 8, 2012 and incorporated herein by reference).
+ 10.11	Strategic Hotels & Resorts, Inc. Second Amended and Restated 2004 Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on May 24, 2011 and incorporated herein by reference).
+ 10.12	Amendment No. 1 to the Strategic Hotels & Resorts, Inc. Second Amended and Restated 2004 Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on February 27, 2012 and incorporated herein by reference).
+ 10.13	Employee Stock Purchase Plan (filed as Exhibit 10.14 to the Company's Amendment No. 3 to Registration Statement on Form S-11 (File No. 333-112846), filed with the SEC on June 8, 2004 and incorporated herein by reference).
+ 10.14	Form of Stock Unit Award Agreement for directors (filed as Exhibit 10.22 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed with the SEC on March 7, 2005 and incorporated herein by reference).
+ 10.15	Form of Stock Unit Award Agreement for employees (filed as Exhibit 10.23 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed with the SEC on March 7, 2005 and incorporated herein by reference).

+ 10.16	Strategic Hotels & Resorts, Inc. Severance Program (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on November 4, 2010 and incorporated herein by reference).
+ 10.17	Summary of Director Compensation (included in the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 21, 2010 and incorporated herein by reference).
+ 10.18	Employment Agreement dated as of September 7, 2006, by and between Laurence S. Geller and the Company (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 11, 2006 and incorporated herein by reference).
+ 10.19	Stock Option Agreement dated as of September 7, 2006, by and between Laurence S. Geller and the Company (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 11, 2006, and incorporated herein by reference).
+ 10.20	Stock Unit Award Agreement, dated as of September 7, 2006, by and between Laurence S. Geller and the Company (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 11, 2006 and incorporated herein by reference).
+ 10.21	Form of stock unit award agreement for earned Performance Shares (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 11, 2006 and incorporated herein by reference).
+ 10.22	Amendment No. 1 to Employment Agreement, dated December 17, 2008, between Strategic Hotels & Resorts, Inc. and Laurence S. Geller (filed as Exhibit 10.117 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed with the SEC on March 2, 2009 and incorporated herein by reference).
+ 10.23	Amended and Restated Employment Agreement by and between Laurence S. Geller and the Company, dated August 27, 2009 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on August 28, 2009 and incorporated herein by reference).
+ 10.24	Amendment No. 1 to Employment Agreement, entered into as of September 27, 2012, by and between Laurence S. Geller and the Company (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 28, 2012 and incorporated herein by reference).
+ 10.25	Separation Agreement, dated as of November 2, 2012, by and between the Company and Laurence S. Geller (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on November 5, 2012 and incorporated herein by reference).
+ 10.26	Offer Letter, dated as of March 9, 2010, by and between Diane M. Morefield and the Company (filed as Exhibit 99.2 to the Company's Form 8-K (File No. 001-32223), filed with the SEC on March 9, 2010 and incorporated herein by reference).
+ 10.27	Employment Agreement, dated as of November 19, 2012, by and between Raymond L. Gellein, Jr. and the Company (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K/A (File No. 001-32223), filed with the SEC on November 20, 2012 and incorporated herein by reference).
+ 10.28	Form of Employment Agreement to be entered into between Strategic Hotels & Resorts, Inc. and certain executives thereof (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223) filed with the SEC on November 18, 2008 and incorporated herein by reference).
+ 10.29	Strategic Hotels & Resorts, Inc. Value Creation Plan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on August 28, 2009 and incorporated herein by reference).
+ 10.30	Strategic Hotels & Resorts, Inc. Unit Agreement under Strategic Hotels & Resorts, Inc. Value Creation Plan (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on August 28, 2009 and incorporated herein by reference).
+ 10.31	Form of Amendment One to Strategic Hotels & Resorts, Inc. Value Creation Plan and Strategic Hotels & Resorts, Inc. Unit Agreement Under Strategic Hotels & Resorts, Inc. Value Creation Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on May 25, 2011 and incorporated herein by reference).

+ 10.32	Strategic Hotels & Resorts, Inc. Value Creation Plan Normal Unit Distributions Deferral Election and Deferral Program (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 6, 2011 and incorporated herein by reference).
+ 10.33	Performance Share Award Agreement under Strategic Hotels & Resorts, Inc. Second Amended and Restated 2004 Incentive Plan (including Amendment Two to Value Creation Plan and Unit Agreement Thereunder) for Laurence S. Geller (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on February 27, 2012 and incorporated herein by reference).
+ 10.34	Form of Performance Share Award Agreement under Strategic Hotels & Resorts, Inc. Second Amended and Restated 2004 Incentive Plan (including Amendment Two to Value Creation Plan and Unit Agreement Thereunder) for executives other than Laurence S. Geller (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on February 27, 2012 and incorporated herein by reference).
+ 10.35	Amendment to Form of Performance Share Award Agreement under Strategic Hotels & Resorts, Inc. Second Amended and Restated 2004 Incentive Plan (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on August 7, 2012 and incorporated herein by reference).
+ 10.36	Stock Unit Award Agreement under Strategic Hotels & Resorts, Inc. Second Amended and Restated 2004 Incentive Plan for Laurence S. Geller (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on February 27, 2012 and incorporated herein by reference).
+ 10.37	Form of Stock Unit Award Agreement under Strategic Hotels & Resorts, Inc. Second Amended and Restated 2004 Incentive Plan for executives other than Laurence S. Geller (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on February 27, 2012 and incorporated herein by reference).
+ 10.38	Form of 2012 Performance Share Award Deferral Election (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on February 27, 2012 and incorporated herein by reference).
10.39	Facility Agreement, dated August 31, 2006, by and among Grosvenor Square Hotel S.a.r.l., and Lomar Hotel Company Limited, Barclay's Bank PLC and Barclay's Capital Mortgage Servicing Limited (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on November 8, 2006 and incorporated herein by reference).
10.40	Limited Liability Company Agreement of FMT Scottsdale Holdings, LLC, dated as of June 9, 2011, made by and between Walton Scottsdale Investors VI, LLC and SHR Scottsdale Investor, LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on June 10, 2011 and incorporated herein by reference).
10.41	Purchase and Sale Agreement by and among SHR Scottsdale, L.L.C., DTRS Scottsdale, L.L.C., SHR Scottsdale Z, L.L.C., FMT Scottsdale Owner, LLC and Walton/SHR FPH, LLC, dated June 9, 2011 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on June 10, 2011 and incorporated herein by reference).
10.42	Restructuring Agreement by and among SHR Scottsdale, L.L.C., Strategic Hotel Funding, L.L.C., DTRS Scottsdale, L.L.C. and Bank of America, National Association, Successor by Merger to LaSalle Bank National Association, as Trustee for the Registered Holders of the Citigroup Commercial Mortgage Trust 2007-FL3 Commercial Mortgage Pass-Through Certificates, Series 2007-FL3, dated June 9, 2011 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on June 10, 2011 and incorporated herein by reference).
** 10.43	First Amendment to Restructuring Agreement, entered into effective as of December 17, 2012, by and among U.S. Bank National Association, as Trustee, as successor in interest to Bank of America, National Association, as Trustee for the Registered Holders of the Citigroup Commercial Mortgage Trust 2007-FL3 Commercial Mortgage Pass-Through Certificates, Series 2007-FL3, FMT Scottsdale Owner, LLC, Walton/SHR FPH, LLC and certain guarantor parties thereto.
10.44	Amended and Restated Limited Liability Company Agreement of SHC Aventine II, L.L.C., dated as of August 31, 2007 (filed as Exhibit 10.102 to the Company's Annual Report on Form 10-K (File No. 001-32223), filed with the SEC on February 25, 2010 and incorporated herein by reference).

	10.45	Letter Agreement, dated August 20, 2012, by and between New Aventine, L.L.C. and Metropolitan Life Insurance Company (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on August 24, 2012 and incorporated herein by reference).
	10.46	Mortgage Loan Application, dated September 12, 2012, by and between New Aventine, L.L.C. and Metropolitan Life Insurance Company (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 17, 2012 and incorporated herein by reference).
**	10.47	Deed of Trust, Security Agreement and Fixture Filing by New Aventine, L.L.C. and New DTRS La Jolla, L.L.C. to First American Title Insurance Company as Trustee for the benefit of Metropolitan Life Insurance Company.
**	10.48	Floating Rate Promissory Note, dated as of November 1, 2012, between New Aventine, L.L.C. and Metropolitan Life Insurance Company.
**	10.49	Fixed Rate Promissory Note, dated as of November 1, 2012, between New Aventine, L.L.C. and Metropolitan Life Insurance Company.
	10.50	Mortgage Loan Application, dated as of April 27, 2010, among SHR St. Francis, L.L.C., SHC Columbus Drive, LLC and Metropolitan Life Insurance Company (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on May 3, 2010 and incorporated herein by reference).
	10.51	Promissory Note, dated May 5, 2010, by and between SHR St. Francis, L.L.C. and Metropolitan Life Insurance Company (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
	10.52	Promissory Note, dated May 5, 2010, by and between SHC Columbus Drive, LLC and Metropolitan Life Insurance Company (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
	10.53	Deed of Trust, Security Agreement and Fixture Filing, dated May 5, 2010, by SHR St. Francis, L.L.C. and DTRS St. Francis, L.L.C. to Fidelity National Title Insurance Company for the benefit of Metropolitan Life Insurance Company (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
	10.54	Subordinate Deed of Trust, Security Agreement and Fixture Filing, dated May 5, 2010, by SHR St. Francis, L.L.C. and DTRS St. Francis, L.L.C. to Fidelity National Title Insurance Company for the benefit of Metropolitan Life Insurance Company (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
	10.55	Mortgage, Security Agreement and Fixture Filing, dated May 5, 2010, by SHC Columbus Drive, LLC and DTRS Columbus Drive, LLC to Metropolitan Life Insurance Company (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
	10.56	Subordinate Mortgage, Security Agreement and Fixture Filing, dated May 5, 2010, by SHC Columbus Drive, LLC and DTRS Columbus Drive, LLC to Metropolitan Life Insurance Company (filed as Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
	10.57	Guaranty, dated May 5, 2010, by Strategic Hotel Funding, L.L.C. in favor of Metropolitan Life Insurance Company (filed as Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
	10.58	Guaranty, dated May 5, 2010, by Strategic Hotel Funding, L.L.C. in favor of Metropolitan Life Insurance Company (filed as Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
	10.59	Affiliated Guaranty, dated May 5, 2010, by SHC Columbus Drive, LLC in favor of Metropolitan Life Insurance Company (filed as Exhibit 10.13 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).
	10.60	Affiliated Guaranty, dated May 5, 2010, by SHR St. Francis, L.L.C. in favor of Metropolitan Life Insurance Company (filed as Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 6, 2010 and incorporated herein by reference).

10.61	Purchase and Sale Agreement, dated February 24, 2011, by and among FS Jackson Hole Development Company LLC, East Palo Alto Hotel Development LLC, TWCL US, Inc., SHR Jackson Hole, LLC, SHR Palo Alto, LLC, Strategic Hotel Funding, L.L.C. and the Company (filed as Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on May 5, 2011 and incorporated herein by reference).
10.62	Loan Agreement, dated as of July 28, 2011, by and among SHC Michigan Avenue, LLC, New DTRS Michigan Avenue, LLC and JPMorgan Chase Bank, National Association (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 29, 2011 and incorporated herein by reference).
10.63	Promissory Note, dated as of July 28, 2011 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 29, 2011 and incorporated herein by reference).
10.64	Amended and Restated Loan and Security Agreement, dated as of July 20, 2011, by and among SHC Washington, L.L.C., Deutsche Bank Trust Company Americas, the lenders from time to time party thereto and Deutsche Bank Securities Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 25, 2011 and incorporated herein by reference).
10.65	Amended, Restated and Consolidated Note, dated as of July 20, 2011 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 25, 2011 and incorporated herein by reference).
10.66	Loan Agreement, dated as of July 14, 2011, by and among New Santa Monica Beach Hotel, L.L.C., DTRS Santa Monica, L.L.C., the lenders signatories thereto, Wells Fargo Bank, National Association, and Wells Fargo Securities, LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 15, 2011 and incorporated herein by reference).
10.67	Secured Promissory Note, dated as of July 14, 2011 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 15, 2011 and incorporated herein by reference).
10.68	Loan Agreement, dated as of July 6, 2011, by and among SHC Chopin Plaza, LLC, DTRS InterContinental Miami, LLC and Aareal Capital Corporation (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on August 4, 2011 and incorporated herein by reference).
10.69	Promissory Note, made as of July 6, 2011, in favor of Aareal Capital Corporation (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on August 4, 2011 and incorporated herein by reference).
10.70	Credit Agreement, dated as of June 30, 2011, among Strategic Hotel Funding, L.L.C., Deutsche Bank Trust Company Americas, as administrative agent, and the various financial institutions as are or may become parties thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 7, 2011 and incorporated herein by reference).
10.71	Purchase and Sale Agreement, dated August 13, 2012, between DIG EH Hotel LLC and SHR Essex House LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on August 17, 2012 and incorporated herein by reference).
10.72	First Amendment to Purchase and Sale Agreement, dated September 7, 2012, by and among DIG EH Hotel LLC, SHR Essex House, LLC and SHR Essex House Condominiums, LLC (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K (File No. 001-32223), filed with the SEC on September 11, 2012 and incorporated herein by reference).
10.73	Limited Liability Company Agreement of SHR Essex House Holdings, LLC, dated as of September 14, 2012, by and between Monroe EH Holdings Trust and Strategic Hotel Funding, L.L.C. (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on November 8, 2012 and incorporated herein by reference).
10.74	Limited Liability Company Agreement of SHR Essex House Condominiums Holdings, LLC, dated as of September 14, 2012, by and between Monroe EH Condo Investment, LLC and SHC DTRS, Inc. (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on November 8, 2012 and incorporated herein by reference).

	10.75	Limited Liability Company Agreement of DTRS Essex House Holdings, LLC, dated as of September 14, 2012, by and between Monroe EH TRS, LLC and SHC DTRS, Inc. (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on November 8, 2012 and incorporated herein by reference).
	10.76	Loan Agreement, dated as of September 14, 2012, by and among SHR Essex House, LLC, SHR Essex House Condominiums, LLC, DTRS Essex House, LLC, Bank of America, N.A. and various other financial institutions party thereto (filed as Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q (File No. 001-32223), filed with the SEC on November 8, 2012 and incorporated herein by reference).
**	14.1	Strategic Hotels & Resorts, Inc. Code of Business Conduct and Ethics.
**	21.1	Subsidiaries of Strategic Hotels & Resorts, Inc.
**	23.1	Consent of Deloitte & Touche LLP.
*	23.2	Consent of Deloitte & Touche LLP.
**	31.1	Certification of Raymond L. Gellein, Jr., Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
**	31.2	Certification of Diane M. Morefield, Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*	31.3	Certification of Raymond L. Gellein, Jr., Chief Executive Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
*	31.4	Certification of Diane M. Morefield, Chief Financial Officer, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
***	32.1	Certification of Raymond L. Gellein, Jr., Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
***	32.2	Certification of Diane M. Morefield, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
++	32.3	Certification of Raymond L. Gellein, Jr., Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
++	32.4	Certification of Diane M. Morefield, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
*	99.1	Consolidated financial statements of BSK Del Partner, L.P.
	101.INS	XBRL Instance Document ***
	101.SCH	XBRL Taxonomy Extension Schema Document ***
	101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document ***
	101.LAB	XBRL Taxonomy Extension Label Linkbase Document ***
	101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document ***
	101.DEF	XBRL Taxonomy Extension Definition Linkbase Document ***

+ Represents a management contract or compensatory plan or arrangement.

* Filed herewith.

++ This exhibit shall not be deemed "filed" for puposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or otherwise subject to the liability of that Section. Such exhibit shall not be deemed incorporated into any filing under the Securities Act of 1933, as amended (the Securities Act), or the Exchange Act.

** Previously filed as an exhibit to the Initial Form 10-K.

*** Previously furnished as an exhibit to the Initial Form 10-K.

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Corporate Headquarters
Strategic Hotels & Resorts, Inc.
200 West Madison Street
Suite 1700
Chicago, IL 60606

Telephone: (312) 658-5000
Facsimile: (312) 658-5799
e-mail: info@strategichotels.com
www.strategichotels.com

Transfer Agent and Registrar
Computershare Shareowner Services, LLC
480 Washington Blvd.
29th Floor
Jersey City, NJ 07310

Independent Registered Public Accounting Firm
Deloitte & Touche LLP, New York, NY

Annual Meeting
The Annual Meeting for Shareholders is scheduled for Thursday, May 23, 2013 at 10:00 a.m. CST, at the Fairmont Chicago, Millennium Park, 200 North Columbus Drive, Chicago, IL 60601

Executive Officers
Raymond L. Gellein, Jr.
President and Chief Executive Officer

Diane M. Morefield
Executive Vice President and Chief Financial Officer

Richard J. Moreau
Executive Vice President and Chief Operating Officer

Paula C. Maggio
Executive Vice President, General Counsel and Secretary

Stephen M. Briggs
Senior Vice President and Chief Accounting Officer

Directors
Raymond L. Gellein, Jr., Chairman
President and Chief Executive Officer, Strategic Hotels & Resorts, Inc.; Director, Marriott Vacations Worldwide Corp.; Vice – Chairman, Board of Directors, The Mind and Life Institute

Robert P. Bowen
Retired Partner, Arthur Andersen LLP

Kenneth Fisher
Senior Partner, Fisher Brothers; Chairman and Chief Executive Officer, Fisher House Foundation, Inc.; Co-Chairman, Intrepid Museum Foundation

James A. Jeffs
Executive Vice President and Chief Investment Officer, the Whittier Trust Company; Director, Executive Co-Chairman, Max Petroleum Plc

Richard D. Kincaid
Founder and President, BeCause Foundation; Chairman, Dividend Capital Diversified Fund; Director, Rayonier, Inc. and Vail Resorts; Former President and Chief Executive Officer, Equity Office Properties Trust

Sir David M.C. Michels
Chairman, London & Capital and Michels & Taylor; Director, Jumeirah Hotels; Non-Executive Director, Miroma Ventures and Savoy London; Former Chief Executive Officer, Hilton Group plc; Former Deputy Chairman, Marks & Spencer plc; Former Chairman, easyJet plc

William A. Prezant
Partner, Prezant & Mollath; Director, Forward Management, Macroh USA, Inc. and You Technologies, Inc.

Eugene F. Reilly
Chief Executive Officer, the Americas, Prologis; Chairman, National Association of Industrial and Office Parks

Sheli Z. Rosenberg
Of Counsel, Skadden, Arps, Slate, Meagher & Flom, LLP; Lead Independent Director, Equity Lifestyle Properties, Inc.; Director, Nanosphere, Inc. and Ventas, Inc.; Steering Committee, Center for Executive Women at Northwestern University's J.L. Kellogg Graduate School of Management